12025953

HMS • Holdings • Corp.

2011 Annual Report

HMS • Holdings • Corp.

Dear Shareholders,

2011 was a year of significant progress for HMS. We made focused investments to support our growth and reported strong full-year financial results.

Our 2011 Performance

Revenue in 2011 grew more than 20% over 2010 to $363.8 million, and GAAP EPS increased more than 17% over the full year to $0.55.

We made solid progress on our multi-year growth plan, with the goal of becoming an increasingly diversified company in both our products and markets. We closed strategic sales across all of our business areas and developed a promising sales pipeline for 2012.

Importantly, we took a huge step forward in our growth plan with the acquisition of HealthDataInsights (HDI), identified by the Center of Medicare and Medicaid Services (CMS) as the most effective Medicare Recovery Audit Contractor (RAC). The acquisition of HDI moves us into the broader national payment integrity arena and rounds out our clinical capabilities with extensive recovery audit expertise. HDI also provides us with a robust platform for continued growth in the Medicare Advantage market and accelerates our entry into the commercial market.

We ended 2011 firmly anchored as the nation's leader in the Medicaid RAC program. Not only have we secured approximately 60% of this market, but we have also positioned ourselves as an industry thought leader with the launch of the website medicaidrac.com, the go-to source for Medicaid agencies, CMS, and other stakeholders.

Looking Ahead

In 2012, we will stay the course. Regardless of the path of healthcare reform, health expenditures will continue to grow, government will become a larger healthcare payer, and complexity within the system will compound. Error rates within Medicaid, Medicare, and commercial insurance are likely to increase. For all these reasons, we believe that HMS continues to face a huge addressable market and that the services we provide will become increasingly relevant.

In 2012 we will also be exploring our role as a provider of eligibility-related solutions for the state health insurance exchange market, where our data and data matching expertise can be of enormous value to states and their exchange vendors.

We believe that HMS's outlook for continued growth remains strong and that we are well positioned to respond to the nation's continued focus on fraud, waste, and abuse.

I am grateful to our clients, our shareholders, and our employees for their dedication, support, and ongoing commitment to make the healthcare system work better for everyone.

William C. Lucia
Chief Executive Officer
May 17, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-50194

HMS HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

New York	**11-3656[illegible]**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
401 Park Avenue South, New York, NY	**10016**
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code)
(212) 725-7965

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock $0.01 par value	**NASDAQ Global Select Market**

Securities registered pursuant to section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates as of June 30, 2011, the last business day of the registrant's most recently completed second quarter was $6.5 billion based on the last reported sale price of the registrant's Common Stock on the NASDAQ Global Select Market on that date.

There were 85,987,493 shares of common stock outstanding as of February 24, 2012.

Documents Incorporated by Reference

Unless provided in an amendment to this Annual Report on Form 10-K, the information required by Part III is incorporated by reference to the Registrant's 2012 Proxy Statement, to the extent stated herein. Such proxy statement or amendment will be filed with the SEC within 120 days of the Registrant's fiscal year ended December 31, 2011.

HMS HOLDINGS CORP. AND SUBSIDIARIES
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. From time to time, we also provide forward-looking statements in other materials we release to the public, as well as oral forward-looking statements. Such statements give our expectations or forecasts of future events; they do not relate strictly to historical or current facts.

We have tried, wherever possible, to identify such statements by using words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "will," "target," "seek," "forecast" and similar expressions. In particular, these include statements relating to future actions, business plans, objects and prospects, future operating or financial performance or results of current and anticipated services, acquisitions and the performance of companies we have acquired, sales efforts, expenses, interest rates and the outcome of contingencies, such as financial results.

We cannot guarantee that any forward-looking statement will be realized. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated or projected. We caution you, therefore, against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance.

Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Annual Report on Form 10-K and in particular, the risks discussed under the heading "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K and those discussed in other documents we file with the Securities and Exchange Commission.

Any forward-looking statements made by us in this Annual Report on Form 10-K speak only as of the date on which they are made. Factors or events that could cause actual results to differ may emerge from time to time and it is not possible for us to predict all of them. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q and 8-K reports to the Securities and Exchange Commission.

PART I

Item 1. Business.

HMS Holdings Corp. is a holding company whose principal business is conducted through its direct and indirect operating subsidiaries. Unless the context otherwise indicates, references in this Annual Report to the terms "HMS," "we," "our" and "us" refer to HMS Holdings Corp. and its subsidiaries and affiliates.

General Overview

We provide cost containment services to government and private healthcare payers and sponsors. Our services ensure that healthcare claims are paid correctly, through our program integrity services, and by the responsible party, through our coordination of benefits services. Our services help clients recover amounts from liable third parties; prevent future inappropriate payments; reduce fraud, waste and abuse; and ensure regulatory compliance.

The demand for our services arises, in part, from the small but significant percentage of government funds spent in error, where another payer was actually responsible for the service, or a mistake was made in applying complex claim processing rules. According to the 2011 Agency Financial Report, the U.S. Department of Health and Human Services estimates that improper payments in the Medicaid and Medicare programs totaled $64.8 billion in 2011. Our services focus on containing costs by reducing errors that result in these improper payments.

Our clients are state Medicaid agencies, the Centers for Medicare & Medicaid Services, or CMS, Medicaid and Medicare managed care plans, government and private employers, Pharmacy Benefit Managers, or PBMs, child support agencies, the Veterans Health Administration, or VHA, commercial plans, and other healthcare payers.

Since our inception we have grown both organically and through targeted acquisitions. In 1985 we began providing coordination of benefits services to state Medicaid agencies. As Medicaid began to migrate members to managed care, we expanded into the Medicaid managed care market, providing the same coordination of benefits services. We launched our program integrity services in 2007 and have since acquired several businesses: Permedion, Inc., Prudent Rx, and Allied Management Group—Special Investigations Unit, Inc., or AMG-SIU, to build out our service offerings. In 2009, we entered the Medicare market with our acquisition of IntegriGuard, LLC, or IntegriGuard, which provides fraud, waste and abuse analytical services to the Medicare program. In 2009 and 2010, we entered the commercial market working with large self-funded employers through our acquisitions of Verify Solutions, Inc. and Chapman Kelly, Inc.

In December 2011, we acquired privately-held HDI Holdings, Inc. and its operating subsidiary, HealthDataInsights, Inc., or HDI. Based in Las Vegas, Nevada, HDI provides improper payment identification services for government and commercial health plans, and is the Medicare Recovery Audit Contractor (RAC) in CMS Region D, covering 17 states and three U.S. territories. HDI offers a comprehensive suite of claims integrity services, including complex medical reviews, automated reviews, hospital bill audits, and pharmacy audits. The acquisition of HDI extends our reach in the federal, state and commercial markets and provides us with an immediate platform to expand service offerings to our existing clients.

As of December 31, 2011, we served 43 state Medicaid agencies and the District of Columbia, and 137 Medicaid managed care plans under 66 contracts.

Our 2011 revenue increased to $363.8 million, $60.9 million, or 20%, over 2010 revenue, as a result of adding new clients and expanding services to existing clients.

The Healthcare Environment

The largest government healthcare programs are Medicare, the healthcare program for aged and disabled citizens that is administered by CMS, and Medicaid, the program that provides medical assistance to eligible low income persons, which is also regulated by CMS, but administered by state Medicaid agencies. For 2011 Medicare and Medicaid are projected to have paid about one-third of the nation's healthcare expenditures and to have served over 103 million beneficiaries. Many of these beneficiaries are enrolled in managed care plans, which have the responsibility for both patient care and claim adjudication.

By law, the Medicaid program is intended to be the payer of last resort; that is, all other available third party resources must meet their legal obligation to pay claims before the Medicaid program pays for the care of an individual eligible for Medicaid. Under Title XIX of the Social Security Act, states are required to take all reasonable measures to ascertain the legal liability of "third parties" for healthcare services provided to Medicaid recipients. Since 1985, we have provided state Medicaid agencies with services to identify the other parties with liability for Medicaid claims and since 2005, we have provided these services to Medicaid managed care plans.

The Deficit Reduction Act, or the DRA, signed into law in February 2006, established a Medicaid Integrity Program to increase the government's capacity to prevent, detect and address fraud and abuse in the Medicaid program. The DRA is the largest dedicated investment the federal government has made in ensuring the integrity of the Medicaid program. Additionally, the DRA added new entities, such as self-insured plans, PBMs and other "legally responsible" parties to the list of entities subject to the provisions of the Social Security Act. To date, at least 47 states and the District of Columbia have enacted

legislation in order to comply with requirements of the DRA. These measures at both the federal and state level have strengthened our ability to identify and recover erroneous payments made by our clients.

Also in 2006, after CMS ran a demonstration project using RACs to assist Medicare in identifying improper payments made to healthcare providers and suppliers, Congress passed the Tax Relief and Health Care Act of 2006, which made the Medicare Recovery Audit program permanent and authorized its expansion to all 50 states by no later than January 2010. There are four Medicare RACs responsible for identifying overpayments and underpayments across the country. HDI, which we acquired in December 2011, is the Medicare RAC for CMS Region D, covering 17 states and three U.S. territories.

The Patient Protection and Affordable Care Act, as amended, or the ACA, was signed into law on March 23, 2010. This legislation touches almost every sector of the healthcare system and we believe, provides us with a range of opportunities across products and markets. We are focused on four critical areas related to this legislation:

- Medicaid Expansion
- Health Insurance Exchanges
- Program Integrity, and
- Employer-Sponsored Health Coverage

Medicaid Expansion: States will have to expand their Medicaid programs significantly at a time when most states are facing severe budget shortfalls. According to CMS's projections for national health expenditures for 2010-2020, which were updated in September 2011 and which we refer to as the CMS NHE Projections, the number of individuals enrolled in Medicaid and the Children's Health Insurance Program, or CHIP, is expected to increase from 61.3 million in 2011 to 85.4 million in 2020, with expenditures expected to more than double over the same period from $441 billion to $914 billion. As a result, we anticipate a considerable increase in the need for our cost containment services.

Health Insurance Exchanges: The ACA calls for new pathways to coverage, including the creation of health insurance exchanges similar to the "Health Connector" program established in Massachusetts. The Congressional Budget Office estimates that 24 million people will purchase their own health coverage through these newly created exchanges. The complex process of ensuring that all available benefits are coordinated at the time of enrollment is the target of our eligibility solutions. States will also be required to coordinate their exchanges with Medicaid agencies and will be charged with determining the appropriate level of federal subsidy for individuals. We believe that our experience with the Massachusetts Connector program and in administering health insurance premium payment programs for states will enable us to support states in developing premium assistance and coordination of benefits technology and processes across Medicaid and the exchange programs.

Program Integrity: The ACA contains a number of provisions for combating fraud and abuse throughout the healthcare system, including in Medicaid and Medicare. These initiatives include (i) the expansion of CMS's RAC program to include Medicaid, described in more detail below, (ii) the expansion of CMS's Medicare Program to Medicare Part C and D, (iii) the establishment of a national healthcare fraud and abuse data collection program and (iv) increased scrutiny of providers and suppliers who want to participate in Medicare, Medicaid and other federally-funded programs. In September 2011, CMS published final regulations implementing the ACA's expansion of the RAC program to Medicaid, requiring states to implement their respective RAC programs by January 1, 2012. The ACA allows for significant increases in funding for these and other fraud, waste and abuse efforts. We will be building on our current partnerships with CMS, states and health plans to provide innovative ideas for increasing our support of their new program integrity initiatives.

Employer-Sponsored Health Coverage: The ACA largely preserves and builds upon the existing employer-sponsored health coverage model. Though not all employers will be required to provide healthcare coverage, large employers (those with 50 or more employees) will pay a penalty if they fail to do so. Employers will also be prohibited from imposing waiting periods for enrollment of more than 90 days and in certain cases, employers will have to automatically enroll employees into their benefit plans, while providing them with the ability to opt out. These requirements, coupled with the Medicaid expansion and implementation of state exchanges, will result in more overlapping coverage situations and an opportunity for our employer clients and Medicaid to collaborate. We expect that HMS Employer Solutions will be able to offer plan audits and medical bill audits to employers of all sizes, which will be necessary as these employers extend coverage to their employees.

Principal Products and Services

Our payment integrity services draw upon proprietary information management and data mining techniques to assure that the right party pays a healthcare claim, which we refer to as coordination of benefits, and that the payment itself is appropriate or accurate, which we refer to as program integrity. In 2011, we recovered more than $2.0 billion for our clients and provided data to our clients that assisted them in preventing billions of dollars more in erroneous payments.


Products
Coordination Of Benefits
Program Integrity
Claim Stages
Enrollment | Pre-payment | Post-payment/Recovery
Error Types
Eligibility | Financial | Clinical | Campliance | Fraud
Markets
Medicaid | Medicare | Commercial

Our services are applicable to the Medicaid, Medicare, and commercial health plan markets and address errors across the payment continuum, from an individual's enrollment into a program before a medical service is rendered, to pre-payment review of a claim by a payer, through recovery audit where an inappropriate payment has been made. Our services also address the wide spectrum of payment errors across all claim types, from eligibility and coordination of benefits errors, to the identification and investigation of potential fraud.

- *Coordination of Benefits services.* We provide cost avoidance services, which provide validated insurance coverage information that is used by government-sponsored payers to coordinate benefits for incoming claims. With validated insurance information, healthcare payers can avoid unnecessary costs by ensuring that Medicaid complies with federal regulations requiring Medicaid to be the payer of last resort. Nevertheless, due to a variety of factors, some Medicaid claims are paid even when there is a responsible third party. Government-sponsored programs rely on us to identify dollars paid in error by our client and to recover these amounts from the liable third party.
- *Program integrity services.* Our program integrity services are designed to ensure that medical services are utilized, billed and paid appropriately. Our services combine data analytics, clinical expertise, and proprietary technology to identify improper payments on both a pre-payment and post-payment basis; recover overpayments; detect and prevent fraud and abuse; and identify process improvements.

Clients

Our primary client base is state Medicaid agencies, CMS, and Medicaid and Medicare managed care plans.

Our largest client in 2011 was the New Jersey Department of Human Services. This client accounted for 7.0%, 5.3% and 6.2% of our total revenue for the years ended December 31, 2011, 2010 and 2009, respectively. We provide services to this client pursuant to a contract that was originally awarded in January 2008 and extended through December 2012. The contract was also expanded in 2011 to designate us as the Medicaid RAC for the state through 2012. Our second largest client in 2011 was the New York State Office of the Medicaid Inspector General. This client accounted for 6.9%, 6.7% and 7.8% of our total revenue in the years ended December 31, 2011, 2010 and 2009, respectively. The New York State Office of the Medicaid Inspector General became our client in September 2006, as part of our acquisition of the Benefits Solutions Practice Area, or BSPA, of Public Consulting Group, Inc., or PCG. We provide services to the New York State Office of the Medicaid Inspector General pursuant to a contract awarded in October 2001, which was subsequently re-procured and extended through January 6, 2016. The loss of either one of these contracts would have a material adverse effect on our financial position, results of operations and cash flows.

The list of our ten largest clients changes periodically. For the years ended December 31, 2011, 2010 and 2009, our ten largest clients represented 37.9%, 36.4% and 39.5% of our revenue, respectively. Our agreements with these clients expire between 2012 and 2016.

We provide products and services under contracts that contain various fee structures, including fixed fee and contingency fee based arrangements. Most of our contracts have terms of three to four years. In many instances, we provide our services pursuant to agreements that may be renewed subject to a competitive re-procurement process. Several of our contracts, including those with our ten largest clients, may be terminated for convenience. We cannot assure you that our contracts, including those with our ten largest clients, will not be terminated for convenience or that any of these contracts will be renewed, and, if renewed, that the fee structures will be equal to those currently in effect.

Market Trends/Opportunities

Containing healthcare expenditures presents challenges for the government due to the number and variety of programs at the state and federal level, the government appropriations process and the rise in the cost of care and number of beneficiaries. Healthcare reform legislation adds increased pressure to states to cover more individuals even as most states are projecting significant budget deficits, making cost containment a high priority.

Government healthcare programs continue to grow. CMS has projected that Medicaid, CHIP and Medicare expenditures will increase to $1.8 trillion by 2020.

According to CMS's NHE Projections, at the end of 2011, Medicare programs covered approximately 47.9 million people and spent approximately $556 billion. CMS projects that by the end of 2011, Medicaid/CHIP programs covered approximately 55.5 million people and spent approximately $428 billion. Altogether, it is projected that the government programs we serve covered more than 103.4 million people and have spent nearly $984 billion in 2011.

We believe that enrollment in these programs will increase significantly under healthcare reform legislation. CMS projects that in 2015 Medicare will cover 53.9 people and will spend $668 billion; Medicaid is expected to cover 77.8 people and will spend $631 billion.

Coordinating benefits among these growing programs and ensuring that claims are paid appropriately represents both an enormous challenge and opportunity for us.

Competition

We compete primarily with large business outsourcing and technology firms and with small regional firms specializing in one or more of our services, in addition to the states themselves, which may elect to perform coordination of benefits and cost avoidance functions in-house. Against these competitors, we typically succeed on the basis of our leadership position in the marketplace, staff expertise, extensive insurance eligibility database, proprietary systems and processes, existing relationships and effectiveness in cost recoveries and pricing.

Business Strategy

Over the course of 2012, we expect to grow our business through a number of strategic objectives or initiatives that may include:

- *Drive organic growth.* We will seek to tap demand for our services created by the steadily increasing expenditures of government-funded healthcare.
- *Strengthen regulatory framework.* On behalf of our clients, we will take advantage of congressional and state legislation reinforcing the ability of government agencies to implement rigorous cost-containment programs.
- *Expand scope.* We will actively seek to expand our role with existing clients by extending our reach to new services and claim types and by providing earlier access to claim data.
- *Improve the quality and effectiveness of our services.* We will continue implementing new technology and processes to better engineer the services we provide to our clients, which we expect will enable us to increase recoveries, continue to provide innovative cost-containment solutions, and ensure client satisfaction.
- *Add new clients.* We will continue to market to additional healthcare payers and sponsors, including government and private employers, middle market Medicaid managed care plans, Medicare Advantage plans,. and commercial plans.
- *Expand program integrity footprint.* We will continue to seek new program integrity business at the state and federal levels and in all our markets.
- *Add new services.* Where opportunities exist, we will continue to add services closely related to cost containment through internal development and/or acquisition.

Employees

As of December 31, 2011, we had 2,249 employees, of which 2,101 were full time. Of our total employees, 148 support selling, general and administrative activities.

Executive Officers of HMS Holdings Corp.

Our executive officers are subject to annual appointment by the Board of Directors. Set forth below is information regarding each of our executive officers.

Name	Age	Position
William C. Lucia	54	President, Chief Executive Officer and Director
Walter D. Hosp	54	Executive Vice President & Chief Financial Officer and Chief Administrative Officer
Andrea Benko	56	Executive Vice President, President of HDI
Sean Curtin	43	Executive Vice President and Chief Operations Officer
Christina Dragonetti	48	Executive Vice President and Chief Development Officer
Edith Marshall	59	Senior Vice President, Chief Counsel and Corporate Secretary
Cynthia Nustad	40	Senior Vice President, Chief Information Officer
Maria Perrin	48	Executive Vice President, Chief Business Officer
Ronald D. Singh	43	Executive Vice President of Commercial Markets
Tracy A. South	53	Senior Vice President, Human Resources

William C. Lucia has served as our President and Chief Executive Officer since March 2009 and as one of our directors since May 2008. From May 2005 to March 2009, Mr. Lucia served as our President and Chief Operating Officer. Since joining us in 1996, Mr. Lucia has held several positions with us, including: President of our subsidiary, Health Management Systems, Inc. from 2002 to 2009; President of our Payor Services Division from 2001 to 2002; Vice President and General Manager of our Payor Services Division from 2000 to 2001; Vice President of our Business Office Services from 1999 to 2000; Chief Operating Officer of our former subsidiary Quality Medical Adjudication, Incorporated (QMA) and Vice President of West Coast Operations from 1998 to 1999; Vice President and General Manager of QMA from 1997 to 1998; and Director of Information Systems for QMA from 1996 to 1997. Prior to joining us, Mr. Lucia served in various executive positions including Senior Vice President, Operations and Chief Information Officer for Celtic Life Insurance Company and Senior Vice President, Insurance Operations for North American Company for Life and Health Insurance. Mr. Lucia is a Fellow of the Life Management Institute (FLMI) Program through LOMA, an international association through which insurance and financial services companies around the world engage in research and educational activities to improve company operations.

Walter D. Hosp has served as our Executive Vice President, Chief Financial Officer and Chief Administrative Officer since September 2011 and from July 2007 through September 2011 he served as our Senior Vice President and Chief Financial Officer. Mr. Hosp has over 20 years of experience in senior financial executive positions for large publicly-traded healthcare companies. From August 2002 to July 2007, Mr. Hosp was Vice President and Treasurer of Medco Health Solutions, Inc. (MHS). Prior to MHS, Mr. Hosp served as Chief Financial Officer of Ciba Specialty Chemicals Corporation and President of their Business Support Center. Mr. Hosp also served as Vice President and Treasurer for CIBA-GEIGY Corporation and Director of Treasury Operations for Avon Products, Inc. Mr. Hosp serves on the Board of Directors of the United Way of Westchester and Putnam.

Andrea Benko has served as our Executive Vice President and the President of HDI since December 2011 and has over 30 years of experience in the healthcare industry. Ms. Benko co-founded HDI and served as its Chief Executive Officer and President from December 2000 through the date of our acquisition of HDI. From 1998 to 1999, Ms. Benko served as Vice President, Mergers, Acquisitions & Business Development of Total Renal Care Holdings, Inc., now DaVita Inc. and from 1996 to 1998, as the President and Chief Executive Officer of Total Physician Services, Inc. (TPS), a physician practice management company focused on HIV that she founded. Prior to TPS, Ms. Benko served in various capacities at Total Pharmaceutical Care, Inc. (TPC), now Apria Health Care Group. Prior to joining TPC,

Ms. Benko spent nine years in the clinical laboratory industry in mergers and acquisitions, business development, sales management and several years as a registered nurse.

Sean Curtin has served as our Executive Vice President and Chief Operations Officer since September 2011 and from March 2009 through September 2011, he served as our Executive Vice President of Operations. From September 2006 to March 2009, Mr. Curtin served as our Senior Vice President of Government Services North. Mr. Curtin is responsible for managing our core products, shared service operations, information technology and systems department. Mr. Curtin joined HMS through our acquisition of BSPA in 2006. From 1997 until August 2006, Mr. Curtin served as a Manager at PCG's recovery unit, where he was responsible for PCG's subrogation product line. During his tenure at PCG, Mr. Curtin managed several large scale state third party contracts, including New York and Ohio, and he played an integral role in developing PCG's Child Support and Veteran's Administration product lines. Mr. Curtin also led the effort to develop Tracer, BSPA's integrated third party and child support recovery and case management system.

Christina Dragonetti has served as our Executive Vice President and Chief Development Officer since September 2011 and from January 2011 to September 2011, she served as our Executive Vice President of Corporate Development. From March 2009 to December 2010, Ms. Dragonetti served as our Executive Vice President of Managed Care Services and was responsible for our managed care and private health insurance arenas. Ms. Dragonetti has more than 20 years of experience within the HMS family of companies, having served in multiple roles in corporate communications and marketing, organizational development and product development. From 2005 to 2009, Ms. Dragonetti served as the Senior Vice President for the Reimbursement Services Group, our wholly owned subsidiary, where she led the delivery of cost reporting and audit support services. From 1997 to 1999, she served as Corporate Director of Strategy, focused on strategic planning and acquisition integration.

Edith Marshall has served as our Senior Vice President and Chief Counsel since September 2011 and from May 2010 to September 2011, she served as our Senior Vice President and General Counsel. Mr. Marshall was also appointed Corporate Secretary in February 2011. Prior to joining HMS, Ms. Marshall was Counsel at the law firm of Arnold & Porter, LLP, where, as a member of the firm's FDA and Healthcare Practice Group, she counseled and represented clients in a wide range of matters arising under Medicare and Medicaid, the Public Health Service Act, the Veterans Health Care Act, HIPAA, fraud and abuse laws, state and federal statutes and regulations pertaining to healthcare. In her over 30 years of practicing law, Ms. Marshall has held a variety of different positions in both the federal government and the private sector. Her extensive government experience includes more than two decades of public service as an attorney at the U.S. Department of Health and Human Services where she focused on Medicare and Medicaid issues, as a litigator at the U.S. Department of Justice and as an Assistant U.S. Attorney for the District of Columbia and supervisor of the Civil Division of the U.S. Attorney's Office.

Cynthia Nustad has served as our Senior Vice President and Chief Information Officer since February 2011. Ms. Nustad has over 15 years of management experience in the healthcare information technology industry. From January 2005 to January 2011, Ms. Nustad served as Vice President—Architecture and Technology for Regence (Blue Cross Blue Shield), where she was responsible for servicing a large corporation across multiple sites and states. From May 2002 to December 2004, Ms. Nustad served as the Vice President—Software Development and Product Management for OAO Healthcare Solutions, Inc. During her tenure at OAO, Ms. Nustad managed, from inception to commercialization, the strategic development of a flagship platform and database-independent managed care benefits and claims processing system designed for, among others, health care plans, self-insured employer groups and government agencies. Prior to OAO, Ms. Nustad held leadership roles at e-MedSoft.com and WellPoint Health Networks.

Maria Perrin has served as our Executive Vice President and Chief Business Officer since September 2011 and from March 2009 to September 2011, she served as our Executive Vice President of Government

Services. From April 2007 to March 2009, Ms. Perrin served as our Senior Vice President of Government Relations. Ms. Perrin has over 15 years of experience as a sales and operational executive for large and mid-tier companies. From October 2004 to April 2007, Ms. Perrin was Senior Vice President of Sales, Marketing and Business Development at Performant Financial Corporation, where she developed Performant's healthcare recovery audit division and led the business development and contract management functions for over 30 federal and state government clients. Ms. Perrin has also held senior strategic planning, finance and operational roles in Fortune 500 companies, including Bestfoods and Nissan Motor Corporation.

Ronald D. Singh has served as our Executive Vice President of Commercial Markets since January 2011. From January 2008 to December 2010, Mr. Singh served as our Senior Vice President of Government Services South, responsible for managing large scope government agency contracts across 13 states with annual revenues exceeding $67 million. Mr. Singh has over 20 years of healthcare cost containment and management experience with commercial payers, government payers and large healthcare providers. In 1995, Mr. Singh joined PCG, where he was instrumental in growing the product offering and market share of BSPA. Mr. Singh joined HMS through our acquisition of BSPA in 2006.

Tracy A. South has served as our Senior Vice President of Human Resources since December 2011. Ms. South has over 20 years of executive-level Human Resources experience, including at national healthcare organizations. From 2003 to 2011, Ms. South served as the Senior Vice President, Chief Human Resources Officer at Mosaic Sales Solutions, a privately-held full-service marketing agency in Irving, Texas. She built that company's North America Human Resources department, focusing on attracting and training a dispersed workforce of over 10,000 employees hired to represent world-class brands at retail, in the community and on-line. In her role, Ms. South oversaw Talent Acquisition, HR Services, and Organizational Effectiveness. Ms. South also served as Vice President of Human Resources for Tenet Healthcare, initially for the Central Northeast Division, which included 38 hospitals and over 40,000 employees, and subsequently at the corporate level. Prior to Tenet, she led the Human Resources department for Aetna US Healthcare, where she oversaw a broad range of functions and designed human resources strategies to align with business practice areas.

Financial Information About Industry Segments

Since the beginning of the first quarter of 2007, we have been managed and operated as one business, with a single management team that reports to the chief executive officer. We do not operate separate lines of business with respect to any of our product lines. Accordingly, we do not prepare discrete financial information with respect to separate product lines or by location and do not have separately reportable segments as defined by the guidance provided by the Financial Accounting Standards Board, or the FASB.

Available Information

We maintain a website (www.hms.com) that contains various information about us and our services. Through our website, we make available, free of charge, access to all reports filed with the U.S. Securities and Exchange Commission, or the SEC, including our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and our Proxy Statements, as well as amendments to these reports or statements, as filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may also read and copy this information, for a copying fee, at the SEC's Public Reference Room at 100 F Street NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of

the Public Reference Room. The content on any website referred to in this Form 10-K is not incorporated by reference into this Form 10-K unless expressly noted.

We also make the following documents available on our website under the Investor Relations/Corporate Governance tabs: the Audit Committee Charter, the Compensation Committee Charter, the Nominating Committee Charter, the Compliance Committee Charter, our Code of Conduct and our Code of Ethics. You may also obtain a copy of any of the foregoing documents, free of charge, if you submit a written request to our corporate office, Attention: Investor Relations, 401 Park Avenue South, New York, NY 10016.

Corporate Information

We were incorporated on October 2, 2002 in the state of New York. On March 3, 2003, we adopted a holding company structure and assumed the business of our predecessor, Health Management Systems, Inc. In connection with the adoption of this structure, Health Management Systems, which began doing business in 1974, became our wholly owned subsidiary.

Item 1A. Risk Factors.

We provide the following cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our business that, individually or in the aggregate, may cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should consider these factors, but understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties involved with investing in our stock. These risk factors should be read in connection with other information set forth in this Annual Report, including our Consolidated Financial Statements and the related Notes.

Risks Relating to Our Business

We face significant competition for our services and we expect competition to increase.

Competition for our services is evident in the markets we serve. We expect to encounter additional competition as we address new markets and as new competitors enter our existing markets. Certain markets in which we are currently, and hope to remain, a market leader are being targeted by formidable competitors with national reputations and their success in attracting business or winning contract bids could significantly and adversely affect our business. In addition, in some of the markets that we serve, our clients or potential clients could develop in-house capacities to perform the services we offer, and could therefore decide not to engage us. Our current competitors include other providers of healthcare information management and data processing services, including, OptumInsight, Emdeon Inc., SXC Health Solutions Corp., Affiliated Computer Services, Inc. and Medicare RAC vendors, as well as healthcare consulting firms, including in some markets PCG, a company with which William S. Mosakowski, a member of our Board of Directors, is affiliated. Under the terms of the Amended Master Teaming and Non-Compete Agreement we entered into with PCG in July 2011, PCG's non-compete obligations expire in September 2012, at which time, PCG could re-enter as a competitor in all markets.

Some of our competitors have formed business alliances with other competitors that may affect our ability to work with potential clients. In addition, if some of these entities merge, a stronger competitor may result. Some of our competitors and potential competitors have significantly greater financial, technical, product development, marketing and other resources and market recognition than we have and accordingly may be in a position to devote greater resources to the development, promotion and sale of their services than we can, and may be able to do a more effective job of keeping up with evolving

technologies and continually developing and implementing new and improved systems and solutions for the client markets that we serve.

In some areas of our business, we could face potential competition from our own subcontractors, which may use their position as participants in performance of work on our contracts to establish their own relationships with our clients and potentially position themselves to become prime contractors on similar work in the future. Although we attempt to protect ourselves against such conduct through limiting provisions of our subcontracts, we cannot assure you that the measures that we have taken fully insulate us from such competitive risks, since a subcontractor may determine the benefits of violating its contract with us outweighs the costs and risks.

Given the highly competitive environment in which we operate, it is virtually inevitable that our competitors will have some success in our primary markets, potentially eroding our client base. Therefore, to remain competitive, we must continually attempt to expand our existing business and service capabilities and develop new products and services for introduction into new and existing markets, which will require that we quickly respond to new or emerging technologies, changes in client requirements and changes in the political, economic or regulatory environment in the healthcare industry.

We cannot assure you that we will be able to compete successfully against existing or any new competitors. If we fail to design, develop, implement and continually improve our systems and technological capacities in response to our existing and potential clients' needs, we may not be able to maintain or expand our client base, hire and retain new employees, pursue new business opportunities, complete future acquisitions or operate our business effectively. In addition, services, solutions and technologies offered by current or future competitors may make our services or solution offerings uncompetitive or obsolete. If, as a result of increased competition, we are forced to lower our pricing or if demand for our services decreases, our business, financial condition, results of operations and cash flow could be materially adversely affected.

Our business will be adversely impacted if we fail to properly manage our growth.

Our size and the scope of our business operations has expanded rapidly in recent years, through our marketing efforts and contract performance, as well as through our acquisitions of other companies. We expect that we will continue to grow; however, such rapid growth carries costs and risks that if not properly managed, could adversely impact our business.

For example, the expansion and diversification of our business operations greatly increases the potential that clients or potential clients will perceive conflicts of interest between our various products, services, activities, and client relationships. Such conflicts, whether real or perceived, could result in loss of contracts or requirements that we divest ourselves of certain existing business in order to qualify for new contract awards. Our current management and personnel structure, as well as our corporate organization and entity structure may require adjustments in order to appropriately mitigate conflicts and otherwise accommodate the needs of a business that has not only expanded in size but has also become more complex and diverse. Implementation of such adjustments may divert resources to the detriment of other important projects.

In addition, the expansion of our operations into new markets, products and services may expose us to requirements and potential liabilities under additional statutes and legislative schemes that have previously not been relevant to our business, such as banking and fair credit statutes, that may both increase demands on our resources for compliance activities and subject us to potential penalties for noncompliance with statutory and regulatory standards. Increased involvement in analytic or audit work that can have an impact on the eligibility of individuals for medical coverage or specific benefits could increase the likelihood and incidence of our being subjected to scrutiny or legal actions by parties other than our

clients, based on alleged mistakes or deficiencies in our work, with significant resulting costs and strain on internal resources.

Through several of the services that we provide, situations arise in which the accuracy of our data analysis or quality of our work product is central to the disposition of controversies or litigation between our clients and third parties. When such situations arise, fulfilling our contractual obligations to support our clients and provide them with access to records and back-up documentation of our work can require significant time and other resources. Should the frequency or scope of these situations increase to a substantial degree (as could occur with the expansion of our Medicare and Medicaid RAC work) the resulting strain on our internal resources could negatively impact other business operations.

Our expanding operations and efforts to develop new products and services also make protection of our intellectual property more critical; and that protection requires substantial resources. Misappropriation of our intellectual property by third parties could have an adverse impact on our business, financial condition, and operations, and could result in our involvement us in expensive litigation. On the other hand, third parties may claim that we are infringing upon or misappropriating their intellectual property, and as a result we could suffer significant litigation or licensing expenses or be prevented from selling products and services.

The greater size and complexity of our expanding business operations, products, services and activities puts additional strain on our administrative, operational and financial resources and makes the determination of optimal resource allocation more difficult. We may not respond quickly enough to the changing demands that our expansion will impose on our resources and existing infrastructure, and our failure to anticipate or properly address these demands may result in increased costs or inefficiencies that we may not have anticipated and which could materially adversely affect our business, financial condition, results of operations and cash flow.

If we do not successfully integrate the businesses that we acquire, we may not realize the anticipated benefits of the acquisition and our results of operations could be adversely affected.

Historically, we have made a significant number of acquisitions that have expanded the products and services we offer, provided a presence in a complementary business or expanded our geographic presence. Over the past five years alone, we have acquired seven businesses, including HDI, a Nevada-based company, with multiple offices and over 400 employees, which we acquired in December 2011. Business combinations involve a number of factors that could affect our operations, including:

- diversion of management's attention;
- our ability to maintain relationships with the clients of the acquired business;
- our ability to cross-sell services to clients with which we have established relationships and those with which the acquired businesses have established relationships;
- compliance with regulatory requirements and avoiding potential conflicts of interest in markets that we serve;
- our ability to coordinate organizations that are geographically diverse and may have different business cultures;
- our ability to retain or replace key personnel;
- entry into unfamiliar markets;
- assumption of unanticipated legal or financial liabilities;

- becoming significantly leveraged as a result of incurring debt to finance an acquisition;
- unanticipated operating, accounting or management difficulties in connection with the acquired entities;
- impairment of acquired intangible assets, including goodwill; and
- dilution to our earnings per share.

We intend to continue our strategy of undertaking acquisitions to expand and diversify over business. We cannot, however, assure you that we will be able to identify any potential acquisition candidates or consummate any additional acquisitions or that any future acquisitions will be successfully integrated or will be advantageous to us. Entities we acquire may not achieve the revenue and earnings we anticipated or their liabilities may exceed our expectations. We could face integration issues pertaining to the internal controls and operational functions of the acquired companies and we also could fail to realize cost efficiencies or synergies that we anticipated when selecting our acquisition candidates. Client dissatisfaction or performance problems with an acquired entity could materially and adversely affect our reputation as a whole. In addition, notwithstanding due diligence exercised during the acquisition process, we may subsequently be exposed to unanticipated financial liability and/or negative publicity related to prior acts by the acquired entity. We may be unable to profitably manage entities that we have acquired or that we may acquire or we may fail to integrate them successfully without incurring substantial expenses, delays or other problems. If we fail to successfully integrate the businesses that we acquire, we may not realize any of the benefits that we anticipated in connection with the acquisitions and our business, financial condition, results of operations and cash flow could be adversely affected.

Our business could be adversely affected if we fail to maintain a high level of client retention, lose a major client or if clients elect to terminate our contracts before their scheduled expiration date.

We generate a significant portion of our revenue from a limited number of large clients. For the years ended December 31, 2011, 2010 and 2009, our three largest clients accounted for approximately 18%, 16% and 19%, respectively, of our revenue from continuing operations. Our business model depends in large part on our ability to maintain a high level of client retention and attract new work from these clients. Our success also depends on relationships we develop with our clients so that we can understand our clients' needs and deliver solutions and services that are tailored to meet those needs. If a client is dissatisfied with the quality of work performed by us, if our products or services do not comply with the provisions of our contractual agreements, or if products or systems contain errors or experience failures, we could incur additional costs that may impair the profitability of a contract and the client's dissatisfaction with our services could damage our ability to obtain additional work from that client. In particular, since several of our contracts are terminable upon short notice for convenience by either party, dissatisfied clients might seek to terminate existing contracts prior to their scheduled expiration date and could direct future business to our competitors.

Some of our contracts contain liquidated damages provisions and financial penalties related to performance failures. Although we have liability insurance, the policy coverage and limits may not be adequate to provide protection against all potential liabilities. Under the terms of one of our contracts, we have posted an irrevocable standby letter of credit for $4.6 million. If a claim is made against this letter of credit or any similar instrument that we obtain in the future, we would be required to reimburse the issuer of the letter of credit for the amount of the claim. In June 2011, we purchased a certificate of deposit in the amount of $4.8 million to collateralize this existing irrevocable standby Letter of Credit and it is included within other non-current assets on our balance sheet.

Because of the high volume of data management and analysis work that we do in a highly regulated area, it is possible for a relatively small and inadvertent instance of human error or oversight to become a

high-profile incident in our relevant markets and client base. Negative publicity related to our performance, operations, or client relationships, regardless of its accuracy, may further damage our reputation and business by affecting our ability to compete for new contracts with current and prospective clients. If we were to lose a major client or fail to maintain a high level of client retention or if we incur significant costs or liabilities related to performance failures, our business, financial condition, results of operations and cash flow could be materially adversely affected.

Our significant indebtedness could adversely affect our financial condition and our ability to operate our business, and we may not be able to generate sufficient cash flows to meet our debt service obligations.

In connection with our acquisition of HDI, in December 2011, we borrowed $350 million in the form of a term loan under a revolving and term secured Credit Agreement. Our obligations and any amounts due under the Credit Agreement are guaranteed by our material subsidiaries and secured by a security interest in all or substantially all of our and our subsidiaries' physical assets.

We may incur additional indebtedness in the future, including under an initial $100 million revolving credit facility and an additional $150 million incremental revolving or term loan commitment, under specified circumstances set forth in the Credit Agreement. Our outstanding indebtedness and any additional indebtedness we incur may have important consequences for us, including, without limitation, that: we may be required to use a substantial portion of our cash flow to pay the principal of and interest on our indebtedness; our indebtedness and leverage may increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressures; our ability to obtain additional financing for working capital, capital expenditures, acquisitions and for general corporate and other purposes may be limited; and, our flexibility in planning for, or reacting to, changes in our business and our industry may be limited.

Our ability to make payments of principal and interest on our outstanding term loan depends upon our future performance and our ability to generate cash flow. In addition, under the terms of the Credit Agreement, we are required to comply with specified financial and operating covenants, which may limit our ability to operate our business as we otherwise might operate it. Our obligations under the Credit Agreement may be accelerated upon the occurrence of an event of default under the Credit Agreement, which includes customary events of default including, without limitation, payment defaults, failure to perform affirmative covenants, failure to refrain from actions or omissions prohibited by negative covenants, the inaccuracy of representations or warranties, cross-defaults, bankruptcy and insolvency related defaults, defaults relating to judgments, defaults due to certain ERISA related events and a change of control default. If not cured, an event of default would result in any amounts outstanding, including any accrued interest and unpaid fees, becoming immediately due and payable, which would require us to, among other things: seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets, and/or reduce or delay planned capital or operating expenditures. Such measures might not be sufficient to enable us to service our debt. In addition, any such financing or refinancing might not be available on economically favorable terms or at all. If we are not able to generate sufficient cash flow to meet our debt service obligations or are forced to take additional measures to be able to service our indebtedness, our business and results of operations could be materially and adversely affected.

Our operating results are subject to significant fluctuations due to factors including variability in the timing of when we recognize contingency fee revenue. As a result, you will not be able to rely on our operating results in any particular period as an indication of our future performance.

We have experienced significant variations in our revenue between reporting periods due to the timing of periodic revenue recovery projects and the timing and delays in third party payers' claim adjudication and ultimate payment to our clients where our fees are contingent upon such collections. In addition, our

revenue and, consequently, our operating results may vary significantly from period to period as a result of factors including the terms and progress of contracts, fluctuations in sales activity given our sales cycle of approximately three to eighteen months, the commencement, completion or termination of contracts during any particular quarter, expenses related to certain contracts which may be incurred in periods prior to revenue being recognized, the schedules of government agencies for awarding contracts, the term of awarded contracts, potential acquisitions, the loss of clients and general economic conditions as they affect healthcare providers and payers. For example, a significant portion of our operating expenses is fixed. Any inability on our part to reduce spending or to compensate for any failure to receive anticipated revenues could magnify the adverse impact of such events on our operating results. We cannot predict the extent to which future revenue variations could occur due to these or other factors. As a result, our results of operations are subject to significant fluctuation and our results of operations for any particular quarter or fiscal year may not be indicative of results of operations for future periods.

We are subject to extensive government regulation and our government contracts are subject to audit and investigation rights. Any violation of the laws and regulations applicable to us or a negative audit or investigation finding could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our business is regulated by the federal government and the states in which we operate. The laws and regulations governing our operations are generally intended to benefit and protect health plan members and providers, rather than shareholders. The government agencies administering these laws and regulations have broad latitude to enforce them. These laws and regulations, along with the terms of our government contracts, regulate how we do business, what services we offer and how we interact with our clients, providers and the public. We are subject, on an ongoing basis, to various governmental reviews, audits and investigations to verify our compliance with our contracts and applicable laws and regulations.

In addition, because we receive payments from federal and state governmental agencies, we are subject to various laws, including the Federal False Claims Act, which permit the federal government to institute suits against us for violations and, in some cases, to seek treble damages, penalties and assessments. Many states, including states where we currently do business, likewise have enacted parallel legislation. In addition, private citizens, acting as whistleblowers, can sue on behalf of the government under a special provision of the False Claims Act.

If the government discovers improper or illegal activities in the course of audits or investigations, we may be subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions and debarment from doing business with the government. The risks to which we are subject, particularly under the federal False Claims Act and similar state fraud statutes, have increased in recent years due to legislative changes that have (among other amendments) expanded the definition of a false claim to include, in essence, any unreimbursed overpayment received from a government agency. This subjects us to potential liability for a false claim, for example, where we may be overcharged for services by a subcontractor and may pass that charge on to a government client, or where we may have a good faith disagreement with a government agency's view of whether an overpayment has occurred. If we are found to be in violation of any applicable law or regulation, or if we receive an adverse review, audit or investigation, any resulting negative publicity, penalties or sanctions could have an adverse affect on our reputation in the industry, impair our ability to compete for new contracts and materially adversely affect our business, financial condition, results of operations and cash flow.

Changes in the United States healthcare environment and steps we take in anticipation of such changes, particularly as they relate to the recently adopted ACA, could have a material negative impact on our business financial condition, results of operations and cash flow.

The healthcare industry in the United States is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare organizations and agencies. The ACA was signed into law in March 2010 and in general seeks to reduce healthcare costs and decrease over time the number of uninsured legal U.S. residents. Especially because of the legislation's strong emphasis on program integrity and cost containment, we regard this legislation, on the whole, as creating potential, new opportunities for the expansion of our business and service offerings. However, it is difficult to predict the full impact of the legislation due to its complexity, as well as a wide range of other factors contributing to the uncertainty of the present healthcare landscape. These factors include a current lack of implementing regulations or administrative policy guidance, the unpredictability of responses by states, businesses and other entities to various choices available to them under the law and the possibility that implementation of some or all of the legislation could be blocked by Court challenges, repealed by Congressional efforts or otherwise modified at the state-level.

We have made and will continue to make investments in personnel, infrastructure and product development, as well as in the overall expansion of the services that we offer in order to support existing and new clients as they prepare for and implement the requirements of the ACA. However, the uncertain status of ACA implementation, combined with the unpredictability of the consequences of certain of its provisions, makes it difficult to determine which and when, adaptive changes should be undertaken. Our business, financial condition, results of operations and cash flow could be adversely affected if efforts to repeal, waive, modify or otherwise change the ACA, in whole or in part, succeed or, if the ACA is implemented as adopted and we are unable to adapt our products and services to meet its requirements.

In sum, recent or future legislative enactments may increase or decrease government involvement in healthcare, lower reimbursement rates and/or otherwise change the operating environment for our clients. Healthcare organizations may react to changed circumstances, financial pressures and uncertainty surrounding ACA implementation by curtailing or deferring their retention of service providers such as us, thus reducing the demand for our services and, in turn, materially adversely affecting our business, financial condition, operational outcomes and cash flow.

Simplification of the healthcare payment process could reduce the need for and the price of our services.

The complexity of the healthcare payment process and our experience in offering services that improve the ability of our clients to recover incremental revenue through that process have contributed to the success of our service offerings. Complexities of the healthcare payment process include multiple payers and the coordination and utilization of clinical, operational, financial and/or administrative review instituted by third-party payers in an effort to control costs and manage care. If the payment processes associated with the healthcare industry are simplified significantly, the need for our services, or the price clients are willing to pay for our services could be reduced, which could materially adversely affect our business, financial condition, results of operations and cash flow.

Budget deficits and/or fluctuations in the number of requests for proposals issued by governments and their agencies may adversely impact our business.

A significant percentage of our fiscal year 2011 revenues were derived from contracts with federal, state and local governments and their agencies. Our growth strategy includes aggressively pursuing new opportunities, leveraging our expertise to acquire new clients at the state, federal and employer levels and expanding our current contracts to provide new services to current clients. From time to time, government clients may face budget deficits. This is particularly true as a result of current economic conditions. Also, the number of requests for proposals, or RFPs, issued by government agencies is subject to fluctuation. If

government budgets are reduced, then our government clients may be motivated to terminate contracts for our services that may be regarded as non-essential and/or to reduce the scope of our contracts and use their own staff to perform some of the services we offer, in either case, as a result, our future contracting opportunities with such government clients could be limited. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures to approve governmental budgets in a timely manner, which would increase our use of working capital. The failure to receive timely payments, as well as the loss of existing government contracts and future contracting opportunities, could materially adversely affect our business, financial condition, results of operations and cash flow.

We must comply with laws and regulations regarding patient privacy and information security, including taking steps to ensure that our workforce, our subcontractors and our business associates who obtain access to sensitive patient information maintain its confidentiality. Our failure, or a failure by our subcontractors or business associates, to comply with those laws and regulations, whether or not inadvertent, could subject us to legal actions and negatively impact our operations.

Our business and operations depend upon our ability to safeguard protected health information (PHI) and other confidential and proprietary information belonging to our employees, clients and us. We process, transmit and store information relating to identifiable individuals, both in our role as a service provider and as an employer. The use of individually identifiable data by our business is regulated at the federal and state levels. These laws and rules are changed frequently by legislation or administrative interpretation. Various state laws address the use and disclosure of individually identifiable health data. Most are derived from the privacy and security provisions in the federal Gramm-Leach-Bliley Act and the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH. HIPAA also imposes standards and requirements on our business associates (as this term is defined in the HIPAA regulations) and our other subcontractors. Even though we take measures to comply with all applicable regulations and to ensure that our business associates and subcontractors are in compliance, we still have limited control over their actions and practices. Compliance with these proposals, requirements and new regulations may result in cost increases due to necessary systems changes, the development of new administrative processes and the effects of potential noncompliance by our business associates and subcontractors. Such proposals, requirements and new regulations also may impose further restrictions on our use of PHI that is housed in one or more of our administrative databases.

We have implemented security systems with the intent of maintaining the physical security of our facilities and protecting our clients' and our suppliers' confidential information and information related to identifiable individuals against unauthorized access through our information systems or by other electronic transmission or through the misdirection, theft or loss of physical media. These include, for example, the encryption of information. Despite such efforts, we may become subject to a breach of our security systems, which may result in unauthorized access to our facilities and/or the protected information. We cannot entirely eliminate the danger that our systems or stored data may be vulnerable to breach or could be corrupted by a computer virus, that the physical security of our facilities could be compromised by a break-in, or that a corrupt or rogue employee may violate security protocols or misuse access to our systems, data, resources, or premises. In addition, we could be exposed to data breach risk from lost or stolen laptops, other portable media or misdirected mailings containing PHI.

If we, or our subcontractors that receive or utilize confidential information on our behalf, fail to comply with applicable laws or if unauthorized parties gain physical access to one of our facilities or electronic access to our information systems and steal or misuse confidential information or if such information is misdirected, lost or stolen during transmission or transport, in addition to the damage to our reputation, potential loss of existing clients and difficulty attracting new clients, we could be exposed to, among other things, unfavorable publicity, governmental inquiry and oversight, allegations by our clients that we have not performed our contractual obligations, litigation by affected parties and possible financial

obligations for damages related to the theft or misuse of such information, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We obtain a significant portion of our business through competitive bidding in response to government RFPs. We may not be awarded contracts through this process on the same level in the future as in the past. If we fail to accurately estimate the factors upon which we base our contract pricing, we may generate less profit than expected or incur losses on those contracts.

In order to market our services to clients, we are often required to respond to government RFPs to compete for a contract. This requires that we accurately estimate our cost structure for servicing a proposed contract, the time required to establish operations and likely terms of the proposals submitted by competitors. We must also assemble and submit a large volume of information within an RFP's rigid timetable. Our ability to respond successfully to RFPs will greatly impact our business. We cannot assure you that we will continue to obtain contracts in response to government RFPs or that our proposals will result in profitable contracts. In addition, competitors may protest contracts awarded to us through the RFP process which may cause the award to be delayed or overturned or may require the client to reinitiate the RFP process.

Our pricing is dependent on our internal forecasts and predictions about our projects and the marketplace, which might be based on limited data and could turn out to be inaccurate. A majority of our contracts are contingency fee based. For contingency fee based offerings, we receive our fee based on recoveries received by our clients. To earn a profit on a contingency fee offering, we must accurately estimate costs involved and assess the probability of completing individual transactions within the contracted time period. Some of our contracts with the federal government are cost-plus or time and material based. Revenue on cost-plus contracts is recognized based on costs incurred plus an estimate of the negotiated fee earned. If we do not accurately estimate the costs and timing for completing projects, or if we encounter increased or unexpected costs, delays, failures or risks, including those outside our control, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. Although we believe that we have recorded adequate provisions in our financial statements for losses on our fixed-price and cost-plus contracts where applicable, as required under United States generally accepted accounting principles, or U.S. GAAP, we cannot assure you that our contract loss provisions will be adequate to cover all actual future losses.

Our business depends on effective information systems and the integrity of the data in our information systems. System interruptions or failures could expose us to liability and harm our business.

Our data and operation centers are essential to our business and our operations depend on our ability to maintain and protect our information systems. We attempt to mitigate the potential adverse effects of a disruption, relocation or change in operating environment; however, we cannot assure you that the situations we plan for and the amount of insurance coverage that we maintain will be adequate in any particular case.

Our ability to conduct our operations and accurately report our financial results depends on the integrity of the data in our information systems. These information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs and handle our expansion and growth. In addition, as a result of our acquisition activities, we have acquired additional systems that have to be phased out or integrated with our current systems. Despite the testing and quality control measures we take through these processes, we cannot be certain that errors will not be found and that remediation of such errors can be done in a timeframe that is acceptable to our clients or that client relationships will not be impaired by the need for remediation. In addition, implementation of upgrades and enhancements may cost more or take longer than originally expected and may require more testing than originally anticipated. Given the large amount data that we collect and manage, it is possible that

hardware failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our clients regard as significant.

In addition, despite system redundancy and security measures, our systems and operations are vulnerable to damage or interruption from:

- power loss, transmission cable cuts and other telecommunications failures;
- damage or interruption caused by fire, earthquake, and other natural disasters;
- attacks by hackers or nefarious actors;
- computer viruses or software defects; and
- physical or electronic break-ins, sabotage, intentional acts of vandalism, terrorist attacks and other events beyond our control.

If we encounter a business interruption, if we fail to effectively maintain our information systems, if we find that the information we rely upon to run our businesses is inaccurate or unreliable, if it takes longer than we anticipate to complete required upgrades, enhancements or integrations, or if our business continuity plans and business interruption insurance do not effectively compensate on a timely basis, we could suffer operational disruptions, loss of existing clients, difficulty in attracting new clients or in implementing our growth strategies, problems establishing appropriate pricing, disputes with clients, civil or criminal penalties, regulatory problems, increases in administrative expenses, loss of our ability to produce timely and accurate financial and other reports, or other adverse consequences, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We depend on information suppliers. If we are unable to successfully manage our relationships with a number of these suppliers, the quality and availability of our services may be harmed.

We obtain some of the data used in our services from third party suppliers and government entities. If a number of suppliers are no longer able or are unwilling to provide us with certain data, we may need to find alternative sources. If we are unable to identify and contract with suitable alternative data suppliers and integrate these data sources into our service offerings, we could experience service disruptions, increased costs and reduced quality of our services. Additionally, if one or more of our data suppliers terminates our existing agreements, we cannot assure you that we will be able to obtain new agreements with other data suppliers on terms favorable to us, if at all. Loss of such access or the unavailability of data in the future due to increased governmental regulation or otherwise could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may rely on subcontractors and partners to provide clients with a single-source solution.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our clients with a single-source solution. While we believe that we perform appropriate due diligence on our subcontractors and teaming partners, we cannot guarantee that those parties will comply with the terms set forth in their agreements. We may have disputes with our subcontractors, teaming partners or other third parties arising from the quality and timeliness of their work, client concerns about them or other matters. Subcontractor performance deficiencies or misconduct could result in a client terminating our contract for default and/or could adversely affect our client relationships. We may be exposed to liability and we and our clients may be adversely affected if a subcontractor or teaming partner fails to meet its contractual obligations.

We use software vendors, utility providers and network providers in our business and could be materially adversely affected if they cannot deliver or perform as expected or if our relationships with them are terminated or otherwise change.

Our ability to service our clients and deliver and implement solutions requires that we work with certain third party providers, including software vendors, utility and network providers, and depends on their meeting our expectations in a timely and quality manner. Our business could be materially and adversely affected and we might incur significant additional liabilities if the services provided by these third party providers do not meet our expectations or if they terminate or refuse to renew their relationships with us or were to offer their products to us in the future on less advantageous terms. In addition, while there are backup systems in many of our operating facilities, an extended outage of utility or network services may have a material adverse effect on our business, financial condition, results of operations and cash flow.

The federal government may limit or prohibit the outsourcing of certain programs or may refuse to grant consents and/or waivers necessary to permit private entities, such as us, to perform certain elements of government programs; or other state or federal limitations on our outsourcing of work or vendor use may obstruct cost-effective performance of our contracts.

The federal government could limit or prohibit private contractors like us from operating or performing elements of certain government programs. State or local governments could be required to operate such programs with government employees as a condition of receiving federal funding. Moreover, under current law, in order to privatize certain functions of government programs, the federal government must grant a consent and/or waiver to the petitioning state or local agency. If the federal government does not grant a necessary consent or waiver, the state or local agency will be unable to outsource that function to a private entity, such as us. This situation could eliminate a contracting opportunity or reduce the value of an existing contract. Similarly, other state or federal limitations on outsourcing certain types of work to vendors that supplement our own workforce could make it more difficult for us to fulfill our contracts in a cost-effective manner. For example, there is increasing pressure from an expanding number of sources to prohibit the use of off-shore labor, particularly on government contracts. Intensified restrictions of this type or associated penalties could raise our costs of doing business, increase the prices we must charge to clients to realize a profit, and eliminate or significantly reduce the value of existing contracts or potential contract opportunities.

We may be precluded from bidding and performing certain work due to other work we currently perform.

Various laws, regulations and administrative policies prohibit companies from performing work for government agencies that might be viewed to create an actual or perceived conflict of interest. These factors may limit our ability to pursue and perform certain types of work. In particular, CMS has strict conflict of interest requirements, which can limit our bidding for specific work for CMS. State governments also have conflict of interest requirements that could limit our ability to bid for certain work. Conflict of interest requirements constantly change at the federal, state and municipal levels and we cannot assure you that we will be successful in securing new business for entities for which we are currently conducting or have conducted services. If we are prevented from expanding our business due to conflicts of interest, our business could be adversely affected.

We may not be able to realize the entire book value of goodwill and other intangible assets from acquisitions.

As of December 31, 2011, we have approximately $361.8 million of goodwill and $132.7 million of intangible assets. We assess goodwill and other intangible assets at least annually for impairment in the second quarter of each year, or more frequently if certain events or circumstances warrant. In the event that the book value of goodwill is impaired, any such impairment would be charged to earnings in the

period of impairment. We cannot assure you that future impairment of goodwill will not have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our success may depend on the continued service and availability of key personnel and we may be unable to attract and retain sufficient qualified personnel to properly operate our business.

The ability of our executive officers and our senior managers to generate business and execute projects successfully is important to our success. Our President and Chief Executive Officer, William C. Lucia, has over 15 years' experience working across the range of our product and service offerings and together with our other executive officers, has led much of our recent growth. We believe that the depth of our executive officers' healthcare industry knowledge and experience and specifically the years they have spent working for us, has enabled them to create the business strategy that has been critical to our success. In addition, our success requires that we attract, develop, motivate and retain experienced and innovative executive officers; senior managers who have successfully managed or designed government services programs or who have relevant experience in other sectors of the data management or healthcare industry and information technology professionals who have designed or implemented complex information technology projects. Innovative, experienced and technologically proficient individuals are in great demand and are likely to remain a limited resource. We cannot assure you that we will be able to continue to attract and retain desirable executive officers and senior managers. The loss of the services of one or more of our key employees or the loss of significant numbers of senior managers or information technology professionals could adversely affect our business, financial condition, results of operations and cash flow.

Our ability to execute on contracts is dependent on our ability to attract and retain qualified employees.

Our delivery of services is labor-intensive. When we are awarded a contract, we must quickly hire project leaders, case management personnel and other personnel with the specific qualifications required by our contracts. The additional staff also creates a concurrent demand for increased administrative personnel. Our ability to maintain our productivity and profitability is limited by our ability to recruit, employ, train and retain the skilled personnel necessary to fulfill our requirements under our contracts. The success of recruitment and retention strategy depends on a number of factors, including the competitive demands for employees having the skills we need and the level of compensation required to hire and retain such employees. We cannot assure you that we will be able to recruit the appropriate personnel in the timeframe required to fulfill our contractual obligations, that we will be successful in maintaining the personnel necessary to operate efficiently and support our business or that if our recruitment and retention strategies are successful, that our labor costs will not increase significantly. Our inability to hire sufficient personnel on a timely basis and without significantly increasing our labor costs could adversely affect our business, financial condition, results of operations and cash flow.

Our health insurance coverage and self-insurance reserves may not cover future claims.

We maintain various insurance policies for employee health, worker's compensation, general liability and property damage. We are self-insured for our health plans, and have purchased a fully-insured stop loss policy to help offset our liability for both individual and aggregate claim costs. We are also responsible for losses up to a certain limit for worker's compensation, general liability and property damage insurance.

For policies under which we are responsible for losses, we record a liability that represents our estimated cost of claims incurred and unpaid as of the balance sheet date. Our estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions, and is closely monitored and adjusted when warranted by changing circumstances. Our significant growth rate could affect the accuracy of estimates based on historical experience. Should a greater amount of claims occur compared to what was estimated or medical costs increase beyond what was expected, our accrued liabilities might not be sufficient and we may be required

to record additional expense. Unanticipated changes may also produce materially different amounts of expense than reported under these programs, which could adversely impact our results of operations.

Risks Related to Our Common Stock

The market price of our common stock may be volatile.

The market price of our common stock has fluctuated widely and may continue to do so. For example, during the 52-week period ended February 17, 2012, the closing price of our common stock on the NASDAQ Global Select market ranged from a high of $34.50 per share, to a low of $20.32 per share. We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. Some of these factors are:

- actual or anticipated variations in our results of operations;
- the gain or loss of significant contracts;
- delays in our development and introduction of new services;
- changes in government policies or regulations;
- developments in our relationships with current or future clients and suppliers;
- operating and stock price performance of other companies that investors deem comparable to our company;
- news reports relating to trends, concerns and other issues in the healthcare industry;
- perceptions in the marketplace regarding us and/or our competitors;
- acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
- political developments affecting healthcare at the federal, state or local level;
- our failure to integrate acquisitions or realize anticipated benefits from acquisitions;
- the hiring or departure of key personnel;
- the introduction of new services by us or our competitors;
- changes in estimates of our performance or recommendations by securities analysts;
- future sales of shares of common stock in the public market;
- securities class action or other litigation; and
- market conditions in the industry and the economy as a whole.

In addition, the stock market often experiences significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. When the market price of a company's stock drops significantly, shareholders often institute securities class action litigation against that company. Any litigation against us could cause us to incur substantial costs, divert the time and attention of our management and other resources, or otherwise harm our business.

Certain provisions of our certificate of incorporation could discourage unsolicited takeover attempts, which could depress the market price of our common stock.

Our certificate of incorporation authorizes the issuance of up to 5,000,000 shares of "blank check" preferred stock with such designations, rights and preferences as may be determined by our Board of

Directors. Accordingly, our Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights, that could adversely affect the voting power or other rights of holders of our common stock. In the event of issuance, preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control. Although we have no present intention to issue any shares of preferred stock, we cannot assure you that we will not do so in the future. In addition, our by-laws provide for a classified Board of Directors, which could also have the effect of discouraging a change of control.

Because we do not intend to pay dividends, you will benefit from an investment in our common stock only if it appreciates in value.

We have paid no cash dividends on any of our capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. The success of your investment in our common stock will likely depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value or even maintain the price at which you purchased your shares.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our New York City corporate headquarters consists of approximately 87,500 square feet of leased space, of which 35,000 square feet is subleased to other occupants. If not renewed, the lease for our corporate headquarters will expire in May 2013. In June 2010, we purchased the 223,000 square foot office building in Irving, Texas that houses the primary center for our operational activities. We currently occupy approximately 186,000 square feet of the building. As of December 31, 2011, we leased approximately 332,000 square feet of office space in 41 other locations throughout the United States, the leases for which expire between 2011 and 2016. See Note 12 of the Notes to Consolidated Financial Statements for additional information about our lease commitments. In general, we believe our facilities are suitable to meet our current and reasonably anticipated needs.

Item 3. Legal Proceedings.

Legal proceedings to which we are a party, in the opinion of our management, are not expected to have a material adverse effect on our financial position, results of operations, or liquidity.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is included in the NASDAQ Global Select Market, under the symbol HMSY. The table below summarizes the high and low sales prices per share for our common stock for the periods indicated, as reported on the NASDAQ Global Select Market.

	High	Low
Year ended December 31, 2011		
Quarter ended December 31, 2011	$32.33	$22.45
Quarter ended September 30, 2011	$26.81	$19.77
Quarter ended June 30, 2011	$28.27	$23.87
Quarter ended March 31, 2011	$27.99	$20.85
Year ended December 31, 2010		
Quarter ended December 31, 2010	$22.36	$18.45
Quarter ended September 30, 2010	$19.95	$16.86
Quarter ended June 30, 2010	$19.02	$16.43
Quarter ended March 31, 2010	$18.02	$14.37

Holders

As of the close of business on February 17, 2012, there were 409 holders of record of our common stock.

Dividends

We have not paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. Our current intention is to retain earnings to support the future growth of our business.

In addition, our Credit Agreement restricts our ability to make certain payments or distributions with respect to our capital stock, including cash dividends to our shareholders. These restrictions are described in more detail in Item 7, under "Business Overview" and in Note 7 of the Notes to Consolidated Financial Statements.

Comparative Stock Performance Graph

The graph below compares the cumulative total stockholder return on our common stock with the cumulative total stockholders return of the NASDAQ Composite Index, the NASDAQ Computer and Data Processing Index and the NASDAQ Health Services Index assuming an investment of $100 on December 31, 2006 and the reinvestment of dividends through fiscal year ended December 31, 2011.


$700
$600
$500
$400
$300
$200
$100
$0
12/06
12/07
12/08
12/09
12/10
12/11
HMS Holdings Corp.
NASDAQ Composite
NASDAQ Computer & Data Processing
NASDAQ Health Services

	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11
HMS Holdings Corp.	100.00	219.21	208.05	321.39	427.52	633.27
NASDAQ Composite	100.00	110.26	65.65	95.19	112.10	110.81
NASDAQ Computer & Data Processing	100.00	120.54	69.01	109.41	121.08	118.17
NASDAQ Health Services	100.00	108.32	79.23	89.61	92.33	77.63

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate by reference this Annual Report on Form 10-K or future filings made by us under those statutes, the Stock Performance Graph is not deemed filed with the Securities and Exchange Commission, is not deemed soliciting material and shall not be deemed incorporated by reference into any of those prior filings or into any future filings we make under those statutes, except to the extent that we specifically incorporate such information by reference into a previous or future filing, or specifically request that such information be treated as soliciting material, in each case under those statutes.

Item 6. Selected Financial Data.

The following table sets forth selected consolidated financial data at and for each of the five fiscal years in the period ended December 31, 2011. It should be read in conjunction with the Consolidated Financial Statements and Supplementary Data thereto, included in Item 8 of this Annual Report and Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Item 7 of this Annual Report.

	Year ended December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
Statement of Operations Data:					
(in thousands, except per share data)					
Revenue	$363,826	$302,867	$229,237	$184,495	$146,651
Operating expenses	282,955	236,123	177,369	147,765	118,370
Operating income	80,871	66,744	51,868	36,730	28,281
Interest expense	(605)	(94)	(1,080)	(1,491)	(2,207)
Interest income	65	94	226	719	475
Other Income, net	632	(69)	—	—	—
Income before income taxes	80,963	66,675	51,014	35,958	26,549
Income tax expense	33,178	26,583	20,966	14,583	11,593
Net income	$ 47,785	$ 40,092	$ 30,048	$ 21,375	$ 14,956
Net Income Per Common Share:					
Basic net income per common share					
Net income per common share—Basic	$ 0.56	$ 0.49	$ 0.38	$ 0.28	$ 0.21
Diluted net income per common share					
Net income per common share—Diluted	$ 0.55	$ 0.47	$ 0.36	$ 0.27	$ 0.19
Weighted average shares:					
Basic	84,588	81,762	78,330	75,144	71,712
Diluted	87,444	85,375	82,862	80,448	78,747

	As of December 31,				
	2011	2010	2009	2008	2007
Balance Sheet Data					
(in thousands)					
Cash and cash equivalents	$ 97,003	$ 94,836	$ 64,863	$ 49,216	$ 21,275
Working capital	$169,862	$147,546	$113,967	$ 70,753	$ 37,110
Total assets	$861,951	$352,905	$270,644	$222,513	$188,100
Term loan, less current portion	$332,500	—	—	$ 11,025	$ 17,325
Shareholders' equity	$391,237	$307,638	$238,293	$178,362	$138,749

Financial Highlights should be read with the accompanying Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements and Notes to the Consolidated Financial Statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

We begin Management's Discussion and Analysis of Financial Condition and Results of Operations with a discussion of the critical accounting policies that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results. We then present a business overview followed by a discussion of our results of operations. Lastly, we provide an analysis of our liquidity and capital resources, including discussions of our cash flows, sources of capital and financial commitments.

The following discussions and analysis of our financial condition and results of operations should be read in conjunction with the other sections of this Annual Report, including the Consolidated Financial Statements and Supplemental Data thereto appearing in Part II, Item 8 of this Annual Report, the Risk Factors appearing in Part I, Item 1A of this Annual Report and the disclaimer regarding forward-looking statements appearing at the beginning of Part I, Item 1 of this Annual Report. Historical results set forth in Part II, Item 6, Item 7 and Item 8 of this Annual Report should not be taken as necessarily indicative of our future operations.

Critical Accounting Policies

Revenue Recognition: We provide products and services under contracts that contain various fee structures, including fixed fee and contingency fee based arrangements. We recognize revenue when a contract exists, products or services have been provided to the client, the fee is fixed and determinable, and collectability is reasonably assured. In addition, we have some contracts with the federal government which are cost-plus or time and material based. Revenue on cost-plus contracts is recognized based on costs incurred plus an estimate of the negotiated fee earned. Revenue on time and materials contracts is recognized based on hours worked and expenses incurred.

Where contracts have multiple deliverables, we evaluate these deliverables at the inception of each contract and as each item is delivered. As part of this evaluation, we (i) consider whether a delivered item has value to a client on a stand-alone basis; (ii) use the vendor specific objective evidence (VSOE) of selling price or third party estimate (TPE) of selling price. If neither VSOE nor TPE of selling price exist for a deliverable, the company uses best estimated selling price for that deliverable; and (iii) allocate revenue to each non-contingent element based upon the relative selling price of each element. Revenue allocated to each element is then recognized based upon when the basic four revenue recognition criteria are met for each element. Arrangements, including implementation and transaction related revenue, are accounted for as a single unit of accounting. Since implementation services do not carry a standalone value, the revenue relating to these services is recognized over the term of the client contract to which it relates.

In addition, some of our contracts may include client acceptance provisions. Formal client sign-off is not always necessary to recognize revenue, provided we objectively demonstrate that the criteria specified in the acceptance provision are satisfied. Due to the range of products and services that we provide and the differing fee structures associated with each type of contract, we may recognize revenue in irregular increments.

Expense Classifications: Our cost of services in our Consolidated Statements of Income is presented in the seven categories set forth below. Each category of cost excludes costs relating to selling, general and administrative functions, which are presented separately as a component of total operating expenses. A description of the primary costs included in each cost of service category is provided below:

- *Compensation:* Salary, fringe benefits and bonus.
- *Data processing:* Hardware, software and data communication costs.
- *Occupancy:* Rent, utilities, depreciation, office equipment, repair and maintenance costs.
- *Direct project costs:* Variable costs incurred from third party providers that are directly associated with specific revenue generating projects and employee travel expense.

- *Other operating costs:* Professional fees, temporary staffing, travel and entertainment, insurance and local and property tax costs.
- *Amortization of intangibles:* Amortization cost of acquisition-related software and intangible assets.
- *Selling, general and administrative:* Costs related to general management, marketing and administration activities including stock-based compensation costs.

Accounting for Income Taxes: We file income tax returns with the federal government and various states jurisdictions. We are no longer subject to U.S. federal income tax examinations by tax authorities for years before 2008. HDI's 2009 federal tax return is currently being examined by the Internal Revenue Service.

There was no change in our valuation allowance of $0.1 million at December 31, 2011, which relates to certain state net operating losses, or NOLs. There is sufficient doubt about our ability to utilize these NOLs that it is more likely than not that these state NOLs are not realizable.

At December 31, 2011 and 2010, we had approximately $1.3 million and $1.4 million of net unrecognized tax benefits, respectively, for which there is uncertainty about the allocation and apportionment impacting state taxable income. We do not expect any significant change in unrecognized tax benefits during the next twelve months. We have recognized interest accrued related to unrecognized tax benefits in interest expense and penalties in tax expense. The accrued liabilities related to uncertain tax positions was $0.5 million at December 31, 2011 and 2010.

Valuation of long lived and intangible assets and goodwill: We assess goodwill and other intangible assets at least annually for impairment in the second quarter of each year, or more frequently if certain events or circumstances warrant. We test goodwill for impairment at the reporting unit level. We make certain judgments and assumptions in allocating cost to assets and liabilities to determine carrying values for our reporting unit. Impairment testing is performed in two steps: (i) we determine impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, we measure the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. The impairment test for intangible assets encompasses calculating a fair value of an intangible asset and comparing the fair value to its carrying value. If the carrying value exceeds the fair value, impairment is recorded.

Testing goodwill for impairment requires us to estimate fair values of reporting units using significant estimates and assumptions. The assumptions made will impact the outcome and ultimate results of the testing. We use industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, we engage third-party valuation specialists for advice. To determine the fair value of the reporting unit, we generally use the income approach.

Under the income approach, we determine fair value using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as a terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows. The key estimates and factors used in this approach include, but are not limited to, revenue growth rates and profit margins based on internal forecasts and the weighted average cost of capital used to discount future cash flows.

To determine fair value of other intangible assets, we use the income approach. Intangible assets' fair values require significant judgments in determining both the assets' estimated cash flows as well as the appropriate discount rates applied to those cash flows to determine fair value. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could trigger an impairment review include the following:

- significant underperformance relative to historical or projected future operating results;

- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant decline in our stock price for a sustained period; and
- a decrease in our market capitalization relative to our net book value.

We determine the recoverability of the carrying value of our long-lived assets based on a projection of the estimated undiscounted future net cash flows expected to result from the use of the asset. When we determine that the carrying value of long-lived assets may not be recoverable, we measure any impairment by comparing the carrying amount of the asset with the fair value of the asset. For identifiable intangibles, we determine fair value based on a projected discounted cash flow method using a discount rate reflective of our cost of funds.

Estimating valuation allowances and accrued liabilities, such as bad debt: The preparation of financial statements requires our management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reported period. In particular, management must make estimates of the probability of collecting our accounts receivable. When evaluating the adequacy of the allowance for doubtful accounts, management reviews our accounts receivable based on an analysis of historical bad debts, client concentrations, client credit-worthiness, current economic trends and changes in our client payment terms. As of December 31, 2011 and 2010, the accounts receivable balance was $112.5 million and $75.1 million, respectively, net of allowance for doubtful accounts of $1.2 million and $0.8 million, respectively.

Stock-based Compensation: We grant stock options to purchase our common stock, restricted stock awards and restricted stock units to our employees and directors. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period. Stock options granted under the 1999 Long Term Incentive Stock Plan, or the 1999 Plan, the Fourth Amended and Restated 2006 Stock Plan, or the 2006 Stock Plan, the HealthDataInsights Inc. Amended 2004 Stock Option and Stock Issuance Plan, or the HDI 2004 Stock Plan and the HDI Holdings, Inc. Amended 2011 Stock Option and Stock Issuance Plan, or the HDI 2011 Stock Plan, generally vest over a one to four year period. The restricted stock awards and restricted stock units granted under our 2006 Stock Plan vest over a three to five year period and the related stock-based compensation expense is ratably recognized over those same time periods.

We estimate the fair value of options granted using the Black-Scholes option pricing model. The application of this valuation model involves assumptions that are highly subjective, judgmental and sensitive in the determination of compensation cost. The Black-Scholes model incorporates the expected term of the option, the expected volatility of the price of our common stock, risk free interest rates and the expected dividend yield of our common stock. Expected volatilities are calculated based on the historical volatility of our stock. Management monitors stock option exercise and employee termination patterns to estimate forfeiture rates within the valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected holding period of options represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the interest rate of a 5-year U.S. Treasury Note in effect on the date of the grant. All share based payment awards are amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period.

If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods or if we decide to use a different valuation model, stock-based compensation in future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income, net income and net income per share.

We estimate forfeitures at the time of grant and revise the forfeiture rate in subsequent periods if actual forfeitures differ from our estimates. If actual forfeitures vary from our estimates, we will recognize the difference in compensation expense in the period the actual forfeitures occur or at the time of vesting.

See Note 10 of the Notes to Consolidated Financial Statements for further information regarding our stock-based compensation plans.

Use of estimates: We prepare our Consolidated Financial Statements in accordance with U.S. GAAP. In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenue and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we have discussed further above. We have reviewed our critical accounting policies and estimates with the Audit Committee of our Board of Directors.

The policies described above are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP, with no need for management's judgment in their application. There are also areas in which the audited consolidated financial statements and notes thereto included in this Form 10-K contain accounting policies and other disclosures required by U.S. GAAP.

Business Overview

We are managed and operate as one business, with a single management team that reports to the chief executive officer. We do not operate separate lines of business with respect to any of our product lines.

We provide cost containment services to government and private healthcare payers and sponsors. Our services ensure that healthcare claims are paid correctly, through our program integrity services, and by the responsible party, through our coordination of benefits services. Our services help clients recover amounts from liable third parties; prevent future inappropriate payments; reduce fraud, waste and abuse; and ensure regulatory compliance.

Our clients are state Medicaid agencies, CMS, Medicaid and Medicare managed care plans, government and private employers, PBMs, child support agencies, VHA, commercial plans, and other healthcare payers.

At December 31, 2011, our cash and cash equivalents and net working capital were $97.0 million and $169.9 million, respectively. In connection with our acquisition of HDI, we entered into a five year, revolving and term secured credit agreement, which we refer to as the Credit Agreement, with certain financial institutions and Citibank, N.A. as Administrative Agent. The Credit Agreement is guaranteed by our material subsidiaries and is supported by a security interest in all or substantially all of our, and our subsidiaries', personal property assets. The Credit Agreement, which matures in December 2016, provides for a term loan of $350 million, or the Term Loan, which was used to finance our acquisition of HDI, and a revolving credit facility in an initial amount of $100 million. As of December 31, 2011, we had not borrowed under the revolving credit facility. Under specified circumstances, the revolving credit facility can be increased by up to $150 million in additional term or revolving loan commitments.

The interest rates applicable to both the Term Loan and the revolving credit facility are either (a) the LIBOR multiplied by a statutory reserve rate plus an interest margin ranging from 2.00% to 3.00% based on our consolidated leverage ratio or (b) a base rate plus an interest margin ranging from 1.00% to 2.00% based on our consolidated leverage ratio. Base rate is equal to the greatest of (a) Citibank's prime rate,

(b) the federal funds rate plus 0.50% and (c) the one-month LIBOR plus 1.00%. The interest rate at December 31, 2011 was 3.5625%. Including debt issuance costs and original issue discounts, the Term Loan has an effective annualized interest rate of approximately 4.8%. In addition, we are required to pay an unused commitment fee on the revolving credit facility during the term of the Credit Agreement of 0.50% per annum.

The Credit Agreement contains certain customary affirmative and negative covenants. The Credit Agreement requires us to comply, on a quarterly basis, with certain principal financial covenants, including a maximum consolidated leverage ratio reducing from 4.00:1.00 to 3.50:1.00 over the next four years and a minimum interest coverage ratio of 3.00:1.00. We were in compliance with the required financial covenants at December 31, 2011. In addition, the Credit Agreement restricts our ability to make certain payments or distributions with respect to our capital stock, including cash dividends to our shareholders, or any payments to purchase, redeem, retire, acquire, cancel or terminate any shares of our capital stock, which we collectively refer to as restricted payments. However, we may make restricted payments (which include cash dividends) in an aggregate annual amount that does not exceed (i) $30,000,000 plus, if our consolidated leverage ratio (as defined in the Credit Agreement and calculated on a pro forma basis) is no greater than 3.00 to 1.00, plus (ii) an additional amount calculated under the Credit Agreement by reference to our then-existing excess cash flow, so long as, in any circumstance, no event of default would occur under the Credit Agreement as a result of making any such restricted payment. In addition, we may pay dividends to our shareholders in shares of our capital stock without limitation.

Our obligations under the Credit Agreement may be accelerated upon the occurrence of an event of default under the Credit Agreement, which includes customary events of default including, without limitation, payment defaults, failure to perform affirmative covenants, failure to refrain from actions or omissions prohibited by negative covenants, the inaccuracy of representations or warranties, cross-defaults, bankruptcy and insolvency related defaults, defaults relating to judgments, defaults due to certain ERISA related events and a change of control default.

The Term Loan requires scheduled quarterly principal payments of $4.4 million through December 31, 2012, $8.8 million through December 31, 2014, $21.8 million through December 31, 2015 and $43.8 million through December 16, 2016.

As of December 31, 2011, we accrued $0.5 million of interest on the outstanding Term Loan and had paid a $19,000 commitment fee on the revolving credit facility. The loan origination fee and issuance costs of $12.7 million incurred upon consummation of the Credit Agreement have been recorded as deferred financing costs and are being amortized as other expense over the five year life of the Credit Agreement using the effective interest method. For the year ended December 31, 2011, $108,000 of the financing cost has been amortized to other expense.

Although we expect that operating cash flows will continue to be a primary source of liquidity for our operating needs, we have the revolving credit facility, which may be used for general corporate purposes, including acquisitions, available for future cash flow needs, if necessary.

In June 2011, we purchased a certificate of deposit in the amount of $4.8 million to collateralize an existing irrevocable standby Letter of Credit that we entered into as part of our contractual agreement with a client. The certificate of deposit is included within other non-current assets on our balance sheet.

Our revenue has increased at an average compounded rate of approximately 32.9% per year for the last five years. Our 2011 revenue increased to $363.8 million, $60.9 million over 2010 revenue. Our growth has been attributable to our expansion of existing product offerings and acquisitions, as well as the increase in Medicaid costs, which has historically averaged approximately 8% annually. In addition, state governments have increased their use of vendors for coordination of benefits and other cost containment functions and we have been able to increase our revenue through these initiatives. Leveraging our work on behalf of state Medicaid fee-for-service programs, we began to penetrate the Medicaid managed care market in 2005, into which more Medicaid lives are being shifted. As of December 31, 2011, we served 43

state Medicaid agencies plus the District of Columbia and 137 Medicaid health plans under 66 contracts, either as the primary contractor or as a subcontractor.

To date, we have grown our business through the internal development of new services and through acquisitions of businesses whose core services strengthen our overall mission to help our clients control healthcare costs. In addition, we leverage our expertise to acquire new clients at the state, federal and employer levels and to expand our current contracts to provide new services to current clients. We are continuously evaluating opportunities that will enable us to expand the breadth of the services we provide and will consider acquisition opportunities that enable us to continue to grow our business to address the increasing needs of the healthcare industry in the post-healthcare reform era.

Since 2007, we have acquired the following companies:

- *Prudent Rx.* In September 2008, we purchased the assets and liabilities of Prudent Rx for $4.5 million in cash. Prudent Rx is a pharmacy audit and cost containment company based in Culver City, California. With this acquisition, we further expanded our portfolio of program integrity service offerings for government healthcare programs and managed care organizations, particularly in the pharmacy arena. Prudent Rx's key products and services include audit programs, program design and benefit management, as well as general and pharmacy systems consulting.
- *IntegriGuard.* In September 2009, we acquired the assets and liabilities of IntegriGuard for $5.1 million. IntegriGuard, which operates as our wholly owned subsidiary, provides services for the prevention and detection of fraud, waste and abuse in the healthcare system and is based in Omaha, Nebraska. This acquisition expanded our portfolio of program integrity service offerings for government healthcare programs, particularly Medicare.
- *Verify Solutions.* In December 2009, we acquired the assets and liabilities of Verify Solutions for $8.1 million. Verify Solutions specializes in dependent eligibility audit services for large, self-insured employers and is based in Alpharetta, Georgia. With this acquisition, we moved into the large and mid-market employer-based market.
- *Allied Management Group—Special Investigation Unit.* In June 2010, we purchased all of the common stock of AMG-SIU for a purchase price of $15.1 million, consisting of a $13.0 million initial cash payment (subsequently reduced by a working capital reduction of $0.2 million) and future contingent payments estimated and recognized as of the acquisition date at $2.3 million. The purchase price included $3.5 million held in escrow and due to the seller in three annual payments: $1.8 million in July 2011 and $875,000 in July 2012 and 2013, of which the $1.8 million for 2011 has been paid. The future contingent payments are based on AMG-SIU's financial performance for each of the twelve month periods ending June 30, 2011 and June 30, 2012 and are not subject to any cap. We did not make the 2011 contingent payment as AMG-SIU did not achieve the required financial milestone. Any contingent payment owed for the period ending June 30, 2012 is payable by September 30, 2012. The undiscounted 2012 contingent payment is currently estimated to be $2.3 million. AMG-SIU, which is based in Santa Ana, California, specializes in fraud, waste and abuse prevention and detection solutions for healthcare payers, which further strengthens our ability to service this segment of the market. The acquisition of AMG-SIU did not have a material effect on our 2010 revenue, earnings, earnings per share or liquidity.
- *Chapman Kelly.* In August 2010, we acquired the assets and liabilities of Chapman Kelly for a $13.0 million cash payment. Chapman Kelly, which is now part of HMS Employer Solutions, is based in Jeffersonville, Indiana, and provides dependent eligibility audits to large, self-insured employers, as well as plan and claims audits to both employers and managed care organizations. The acquisition of Chapman Kelly did not have a material effect on our 2010 revenue, earnings, earnings per share or liquidity.
- *HDI Holdings, Inc.* In December 2011, we purchased all of the issued and outstanding common stock of privately-held HDI for an aggregate consideration of $368.8 million, of which

$365.0 million was cash. In connection with the acquisition, we issued replacement option awards with an aggregate fair value of $14.3 million, of which $3.8 million is attributable to the purchase price. The fair value of the replacement option awards and the amount included in the purchase price was calculated using a Black-Scholes model as of the acquisition date. These awards vest over 1-48 months and the portion not attributable to purchase price will be expensed over that same time period. In connection with the acquisition, $40.0 million of the purchase price was placed into an indemnity escrow account until the first anniversary of the closing. Based in Las Vegas, Nevada, HDI provides improper payment identification services for government and commercial health plans, and is the Medicare RAC in CMS Region D. HDI offers a comprehensive suite of claims integrity services, including complex medical reviews, automated reviews, hospital bill audits, and pharmacy audits.

Years Ended December 31, 2011 and 2010

The following table sets forth, for the periods indicated, certain items in our Consolidated Statements of Income expressed as a percentage of revenue:

	Years ended December 31,	
	2011	**2010**
Revenue	100.0%	100.0%
Cost of service		
Compensation	34.8%	35.1%
Data processing	6.4%	5.9%
Occupancy	4.1%	4.4%
Direct project costs	11.7%	11.7%
Other operating costs	5.0%	5.5%
Amortization of intangibles	2.3%	2.1%
Total cost of services	64.3%	64.7%
Selling, general and administrative expenses	13.5%	13.3%
Total operating expenses	77.8%	78.0%
Operating income	22.2%	22.0%
Interest expense	(0.2)%	—
Other income/(expense), net	0.2%	(0.1)%
Interest income	—	—
Income before income taxes	22.2%	21.9%
Income taxes	(9.1)%	(8.8)%
Net income	13.1%	13.1%

Operating Results

Revenue for the year ended December 31, 2011 was $363.8 million, an increase of $60.9 million, or 20.1%, from revenue of $302.9 million for the year ended December 31, 2010. This increase reflects the organic growth in existing client accounts of $44.7 million, together with changes in the yield and scope of those client projects and differences in the timing of when client projects were completed in the current year compared to the prior year. Revenue generated by HDI was $2.2 million. Revenue generated by AMG-SIU, which we acquired in 2010, was $3.8 million, an increase of $2.1 million over the prior year. Revenue generated by HMS Employer Solutions (which is the aggregate of the businesses we acquired with Chapman Kelly and Verify Solutions) was $7.2 million, an increase of $4.0 million over the prior year. Revenue from 19 new clients for whom there was no revenue in the prior year was $8.1 million. These increases were partially offset by a decrease of $0.2 million as a result of expired contracts.

Compensation expense as a percentage of revenue was 34.8% for the year ended December 31, 2011, compared to 35.1% for the prior year. Compensation expense was $126.6 million for 2011, an increase of $20.2 million, or 19.0%, from the prior year compensation expense of $106.4 million. This increase reflects $15.7 million in additional salary expense, $3.7 million in additional expense related to employee benefits and $0.8 million in additional variable compensation. For the year ended December 31, 2011, we averaged 1,659 employees, a 19.7% increase over the year ended December 31, 2010, during which we averaged 1,386 employees. This increase reflects the addition of over 400 HDI employees in December 2011 and the addition of staff in the areas of client support, technical support and operations during 2011.

Data processing expense as a percentage of revenue was 6.4% for the year ended December 31, 2011, compared to 5.9% for the prior year. Data processing expense was $23.1 million for 2011, an increase of $5.1 million, or 28.5%, from the prior year data processing expense of $18.0 million. Improvements to our technology infrastructure and the requirement for higher transaction capacity resulted in higher expenses in 2011. This increase reflects $2.4 million in additional software related costs, a $2.2 million increase for hardware related costs and hosted environments and a $0.5 million increase in data communications and related costs.

Occupancy expense as a percentage of revenue was 4.1% for the year ended December 31, 2011, compared to 4.4% for the prior year. Occupancy expense was $15.1 million for 2011, an increase of $1.8 million, or 13.0%, from the prior year occupancy expense of $13.3 million. Occupancy expense primarily relates to the costs associated with our Irving, Texas facility, which contributed $1.2 million of the increase. Equipment maintenance and depreciation increased by $0.4 million, and both utilities expense and rent expense increased by $0.1 million.

Direct project expense as a percentage of revenue was 11.7% for both the year ended December 31, 2011 and the prior year. Direct project expense for 2011 was $42.5 million, an increase of $7.0 million, or 19.8%, from the prior year direct project expense of $35.5 million. This increase resulted primarily from a $3.1 million increase for temporary help, a $1.5 million increase in subcontractor expenses primarily driven by new projects and revenue increases, a $1.0 million increase for data conversion and data expenses, a $0.5 million increase for postage and delivery expense, a $0.4 million increase for printing expenses, a $0.3 million increase for bad debt expense, and a $0.2 million increase for travel in support of customer projects.

Other operating expenses as a percentage of revenue were 5.0% for the year ended December 31, 2011, compared to 5.5% for the prior year. Other operating expenses for 2011 were $18.1 million, an increase of $1.6 million, or 9.3%, from the prior year expense of $16.5 million. This increase resulted from a $0.7 million increase in employee related expenses, including relocation and training expenses, a $0.6 million increase in professional fees, including consulting, subcontractors and temporary help, a $0.3 million increase for travel expenses, a $0.3 million increase related to various HDI expenses, and a $0.2 million increase for printing costs. Partially offsetting these increases was a decrease of $0.5 million in the estimated value of the AMG-SIU contingent payment.

Amortization of acquisition-related software and intangibles as a percentage of revenue was 2.3% for the year ended December 31, 2011, compared to 2.1% for the prior year. Amortization of acquisition-related software and intangibles expense for 2011 was $8.5 million, an increase of $2.3 million, or 35.9%, compared to the prior year expense of $6.2 million. This expense consists primarily of amortization of client relationships, trade names and software. The increase in amortization of acquisition-related software and intangibles expense for 2011 is a result of a full year of amortization for our 2010 acquisitions of AMG-SIU and Chapman Kelly, and our acquisition of HDI in December 2011.

Selling, general and administrative expenses as a percentage of revenue were 13.5% for the year ended December 31, 2011, compared to 13.3% for the prior year. Selling, general and administrative expenses for 2011 were $49.2 million, an increase of $9.0 million, or 22.3%, compared to the prior year expense of $40.2 million. During the year ended December 31, 2011, we averaged 122 employees in the

sales, general and administrative group, a 5.2% increase over our average of 116 employees in that group during the year ended December 31, 2010. Transaction costs increased by $4.5 million compared to prior year expense due to the acquisition of HDI. Other expenses increased by $2.9 million, of which $2.0 million related to an increase in professional fees, primarily consisting of consulting and legal fees, $0.6 million related to employee training, $0.2 million related to travel expense, and $0.1 million related to insurance. Data processing expense increased by $1.6 million related to disaster recovery costs, software costs and equipment costs. Compensation increased by $0.3 million compared to the prior year period, offset by a $0.3 million decrease in occupancy costs.

Operating income for the year ended December 31, 2011 was $80.9 million, or 22.2% of revenue, compared to $66.7 million, or 22.0% of revenue, for the prior year. This increase was primarily the result of increased revenue together with economies of scale realized during the year ended December 31, 2011.

Interest expense was $0.6 million for the year ended December 31, 2011 compared to $0.1 million for the same period in 2010. Interest expense represents borrowings under our Term Loan, commitment fees for our Credit Agreement and issuance fees for our Letter of Credit. The increase of $0.5 million compared to the prior year period represents interest on our Term Loan for the latter half of December 2011. Other income of $0.6 million represents $0.7 million of tenant rental income from our office building in Irving, Texas, which was purchased in June 2010 and tenant-occupied for only a portion of that year, partially offset by $0.1 million of amortization of deferred financing costs. Interest income was $65,000 for the year ended December 31, 2011, compared to interest income of $94,000 for the year ended December 31, 2010, principally due to lower interest rates, which were partially offset by higher cash balances.

Income tax expense of $33.2 million was recorded for the year ended December 31, 2011, an increase of $6.6 million compared to the same period in 2010. Our effective tax rate increased to 41.0% in 2011 from 39.9% for the year ended December 31, 2010, primarily due to permanent differences and a change in state apportionments. The principal difference between the statutory tax rate and our effective tax rate is state taxes.

During 2011, we utilized $31.4 million in tax deductions arising from 2011 stock option exercises, which resulted in an excess tax benefit of $12.1 million that was recorded to capital with an offsetting reduction to taxes payable.

Net income of $47.8 million for the year ended December 31, 2011 represents an increase of $7.7 million over net income for the same period in 2010 of $40.1 million.

Years Ended December 31, 2010 and 2009

The following table sets forth, for the periods indicated, certain items in our Consolidated Statements of Operations expressed as a percentage of revenue:

	Year ended December 31,	
	2010	2009
Revenue	100.0%	100.0%
Cost of service		
Compensation	35.1%	33.7%
Data processing	5.9%	6.0%
Occupancy	4.4%	4.7%
Direct project costs	11.7%	12.4%
Other operating costs	5.5%	6.1%
Amortization of intangibles	2.1%	2.2%
Total cost of services	64.7%	65.1%
Selling general and administrative expenses	13.3%	12.3%
Total operating expenses	78.0%	77.4%
Operating income	22.0%	22.6%
Interest expense	0.0%	(0.5)%
Other income/(expense), net	(0.1)%	0.0%
Interest income	0.0%	0.1%
Income before income taxes	21.9%	22.2%
Income taxes	(8.8)%	(9.1)%
Net income	13.1%	13.1%

Operating Results

Revenue for the year ended December 31, 2010 was $302.9 million, an increase of $73.6 million, or 32.1%, from revenue of $229.2 million for the year ended December 31, 2009. This increase reflects the organic growth in existing client accounts of $42.6 million, together with changes in the yield and scope of those projects and differences in the timing of when client projects were completed in the current year compared to the prior year. Revenue generated by our 2009 acquisitions, IntegriGuard and Verify Solutions, was $24.9 million, an increase of $21.2 million compared to the prior year. Revenue generated by our 2010 acquisitions, AMG-SIU and Chapman Kelly, was $2.3 million. Revenue generated by approximately 19 new clients for whom there was no revenue in the prior year was $14.9 million. These increases were partially offset by a decrease of $7.4 million as a result of expired contracts.

Compensation expense as a percentage of revenue was 35.1% for the year ended December 31, 2010, compared to 33.7% for the prior year. Compensation expense was $106.4 million for 2010, an increase of $29.2 million, or 37.8%, from the prior year compensation expense of $77.2 million. This increase reflects $21.8 million in additional salary expense, $6.0 million in additional expense related to employee benefits and $1.4 million in additional variable compensation. For the year ended December 31, 2010, we averaged 1,386 employees, a 41.4% increase over the year ended December 31, 2009, during which we averaged 980 employees. This increase reflects the addition of new staff as a result of our acquisitions of AMG-SIU and Chapman Kelly during the second and third quarters of 2010, respectively and the addition of staff in the areas of client support, technical support and operations during 2010.

Data processing expense as a percentage of revenue was 5.9% for the year ended December 31, 2010, compared to 6.0% for the prior year. Data processing expense was $18.0 million for 2010, an increase of $4.3 million, or 31.2%, from the prior year data processing expense of $13.7 million. Revenue growth as well as acquisitions drove the need for increased capacity in our data processing environment. This increase reflects $2.6 million in additional software related costs, a $1.1 million increase for data communications and data costs due to the growth of our business, including the number of field offices and employees and a $0.6 million increase in hardware maintenance and related costs.

Occupancy expense as a percentage of revenue was 4.4% for the year ended December 31, 2010, compared to 4.7% for the prior year. Occupancy expense was $13.3 million for 2010, an increase of $2.4 million, or 22.5%, from the prior year occupancy expense of $10.9 million. Rent expense increased $1.3 million in connection with our acquisitions of IntegriGuard, Verify Solutions, AMG-SIU and Chapman Kelly. Other increases included a $0.8 million increase in depreciation of furniture and fixtures, leasehold improvements, office and telephone equipment, a $0.7 million increase in utilities and telephone expense and a $0.5 million increase in equipment expense, rental and maintenance, primarily for photocopy and mail machines. These increases were partially offset by a decrease of $0.6 million relating to the write off of accrued rent liabilities following our purchase of the office building in Irving, Texas. All other occupancy expenses decreased by $0.3 million.

Direct project expense as a percentage of revenue was 11.7% for the year ended December 31, 2010, compared to 12.4% for the prior year. Direct project expense for 2010 was $35.5 million, an increase of $7.1 million, or 25.0%, from the prior year direct project expense of $28.4 million. This increase resulted primarily from a $2.6 million increase in subcontractor expenses primarily driven by new projects and revenue increases, a $1.4 million increase for temporary help, consultants and marketing partners, a $1.3 million increase for lockbox, postage and delivery expense, a $0.6 million increase for data conversion services. Travel in support of client projects increased $0.4 million, project-specific software expense increased by $0.2 million, bad debt expense increased by $0.2 million, and all other project expenses increased by $0.4 million. Direct project expense increased at a rate lower than revenue growth due to the composition of the revenue from our acquisitions which has a lower cost component.

Other operating expenses as a percentage of revenue were 5.5% for the year ended December 31, 2010, compared to 6.1% for the prior year. Other operating expenses for 2010 were $16.5 million, an increase of $2.5 million, or 17.8%, from the prior year expense of $14.0 million. This increase resulted from a $1.5 million increase in professional fees, including consulting, subcontractors and temporary help, a $0.7 million increase for supplies, printing, postage and delivery, and $0.3 million in accretion expense related to the contingent payment for AMG-SIU.

Amortization of acquisition-related software and intangibles as a percentage of revenue was 2.1% for the year ended December 31, 2010, compared to 2.2% for the prior year. Amortization of acquisition-related software and intangibles expenses for 2010 was $6.2 million, an increase of $1.1 million, or 22.7%, compared to the prior year expense of $5.1 million. This expense consists primarily of amortization of client relationships, trade names and software. The increase in amortization of acquisition-related software and intangibles expense compared to last year is a result of our acquisitions of IntegriGuard, Verify Solutions, AMG-SIU and Chapman Kelly.

Selling, general and administrative expenses as a percentage of revenue were 13.3% for the year ended December 31, 2010, compared to 12.3% for the prior year. Selling, general and administrative expenses for 2010 were $40.2 million, an increase of $12.1 million, or 43.0%, compared to the prior year expense of $28.1 million. During the year ended December 31, 2010, we averaged 116 employees in the sales, general and administrative group, a 58.9% increase over our average of 73 employees in that group during the year ended December 31, 2009. Compensation increased by $7.9 million due to a $4.5 million increase due to headcount additions and annual salary increases, a $1.1 million increase due to fringe benefits, a $1.2 million increase in stock compensation expense and a $1.1 million increase for variable

compensation. Other expenses increased by $3.6 million, of which $2.1 million related to increased professional fees, consisting of accounting fees, acquisition-related transaction fees, public company costs and consulting fees, $0.6 million related to increased recruiting and training expenses, $0.5 million related to increased travel expenses, $0.2 million related to increased insurance costs, and $0.2 million related to increased supplies and other office expenses. Data processing expenses increased by $0.4 million and occupancy expenses increased by $0.2 million.

Operating income for the year ended December 31, 2010 was $66.7 million, or 22.0% of revenue, compared to $51.9 million, or 22.6% of revenue, for the prior year. This increase was primarily the result of increased revenue, which was partially offset by incremental operating costs incurred during the year ended December 31, 2010.

Interest expense was $0.1 million for the year ended December 31, 2010 compared to $1.1 million for the same period in 2009. For the year ended December 31, 2010, interest expense represents commitment fees for our Credit Agreement and issuance fees for our Letter of Credit. For the year ended December 31, 2009, interest expense was attributable to borrowings under the Term Loan, amortization of deferred financing costs, commitment fees for our Credit Agreement and issuance fees for our Letter of Credit. Other expenses of $69,000 related to the acquisition of the office building in Irving, Texas. We did not incur any real estate expense in the prior period. Interest income was $94,000 for the year ended December 31, 2010, compared to interest income of $226,000 for the year ended December 31, 2009, principally due to lower interest rates, which were partially offset by higher cash balances.

Income tax expense of $26.6 million was recorded for the year ended December 31, 2010, an increase of $5.6 million compared to the same period in 2009. Our effective tax rate decreased to 39.9% in 2010 from 41.1% for the year ended December 31, 2009, primarily due to a change in state apportionments. The principal difference between the statutory tax rate and our effective tax rate is state taxes.

During 2010, we utilized $32.4 million in tax deductions arising from 2010 stock option exercises, which resulted in an excess tax benefit of $12.6 million that was recorded to capital with an offsetting reduction to taxes payable.

Net income of $40.1 million for the year ended December 31, 2010 represents an increase of $10.1 million over net income for the same period in 2009 of $30.0 million.

Off-Balance Sheet Arrangements

Other than our Letter of Credit, we do not have any off-balance sheet arrangements.

Liquidity and Capital Resources

This data should be read in conjunction with our Consolidated Statements of Cash Flows.

(In thousands)	December 31, 2011	December 31, 2010
Cash and cash equivalents	$ 97,003	$ 94,836
Working Capital	$169,862	$147,546

A summary of our cash flows is as follows:

(In thousands)	December 31, 2011	December 31, 2010
Net cash provided by operating activities	$ 56,729	$ 61,925
Net cash used for investing activities	$(375,721)	$(53,661)
Net cash provided by financing activities	$ 321,159	$ 21,709
Net increase in cash and cash equivalents	$ 2,167	$ 29,973

Going forward, we believe that our cash generating capability and financial condition, together with our revolving credit facility will be adequate to meet our operating, investing and financing needs. Our principal source of cash has been our Term Loan and cash flow from operations. The primary uses of cash are compensation expenses, data processing, direct project costs and selling, general and administration expenses. Other sources of cash are proceeds from exercise of stock options and tax benefits associated with stock option exercises. We expect that operating cash flows will continue to be a primary source of liquidity for our operating needs. There are currently no loans outstanding under the revolving credit facility of the Credit Agreement.

We rely on operating cash flows and cash and cash equivalent balances to provide for our liquidity requirements. We believe that we have the ability to obtain both short-term and long-term loans to meet our financing needs for the foreseeable future. Due to our significant operating cash flows, access to capital markets and available term and revolving loans under the Credit Agreements, we continue to believe that we have the ability to meet our liquidity needs for the foreseeable future, which include:

- The working capital requirements of our operations;
- Investments in our business;
- Business-development activities;
- Repayment of our Term Loan.

Cash Flows from Operating Activities

Net cash provided by operating activities for the year ended December 31, 2011 was $56.7 million, a $5.2 million decrease over net cash provided by operating activities of $61.9 million for the year ended December 31, 2010. This decrease was primarily attributable to an increase in accounts receivable.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2011 was $375.7 million, a $322.0 million increase over net cash used in investing activities of $53.7 million for the year ended December 31, 2010. This increase was primarily attributable to the increase in acquisition activities during the period.

Cash Flows from Financing Activities

Net cash provided by financing activities for the year ended December 31, 2011 was $321.2 million, a $299.5 million increase over net cash provided by financing activities of $21.7 million for the year ended December 31, 2010. This increase was primarily attributable to the proceeds of the Term Loan. The term loan requires us to comply with various financial reporting and other covenants and restrictions including a restriction on dividend payments.

The number of days sales outstanding as of December 31, 2011 increased to 92 days from 78 days at December 31, 2010. The increase was primarily associated with an increase in accounts receivable balances related to the timing of our receipt of payment from several of our clients.

Operating cash flows could be adversely affected by a decrease in demand for our services or if contracts with our largest clients are cancelled. The majority of our client relationships have been in place for several years, as a result, we do not expect any decrease in the demand for our services in the near term.

Contractual Obligations

The following tables represent the scheduled maturities of our contractual cash obligations and other commitments at December 31, 2011 (*in thousands*):

Contractual Obligations(1)	Payments Due by Period Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Operating leases(2)	$ 25,594	$12,927	$ 11,967	$ 700	$—
Term loan(3)	350,000	17,500	157,500	175,000	—
Interest expense(4)	46,881	12,948	30,069	3,864	—
Commitment fee(5)	2,570	562	1,520	488	—
Total	$425,045	$43,937	$201,056	$180,052	$—

(1) Performance based milestone payments relating to our acquisition of AMG-SIU have not been included in the table due to the uncertainty of achieving the future financial performance targets. In the event that the future performance targets are met, the resulting aggregate milestone payment obligation would be approximately $2.3 million in 2012.

(2) Represents the future minimum lease payments under non-cancelable operating leases. In addition to minimum rent, certain of our leases require the payment for insurance, maintenance and other costs. These costs have historically represented approximately 3 to 6 percent of the minimum rent amount. These additional amounts are not included in the table of contractual obligations as the timing and/or amounts of such payments are unknown.

(3) Represents scheduled repayments of principal on the Term Loan under the terms of the Credit Agreement. See Note 7 of the Notes to Consolidated Financial Statements for additional information regarding the Credit Agreement.

(4) Represents estimates of amounts due on Term Loan based on the interest rate as of December 31, 2011 and on scheduled repayments of principal. See Note 7 of the Notes to Consolidated Financial Statements for additional information regarding the Credit Agreement.

(5) Represents the commitment fee due on the Credit Agreement and the interest due on the Letter of Credit. See Note 7 of the Notes to Consolidated Financial Statements for additional information regarding the Credit Agreement.

We have entered into lease and sublease arrangements for some of our facility obligations and expect to receive the following rental payments in connection with those arrangements (in thousands):

Total	Payments Expected In Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
$3,587	$1,824	$1,763	$—	$—

On May 28, 1997 the Board of Directors authorized us to repurchase such number of shares of our common stock that have an aggregate purchase price not to exceed $10.0 million. On February 24, 2006, our Board of Directors increased the aggregate purchase price to an amount not to exceed $20.0 million. During the years ended December 31, 2011, 2010 and 2009, we did not repurchase any shares of our common stock. Since the inception of the repurchase program, we have repurchased 4,988,538 shares of our common stock for an aggregate purchase price of $9.4 million.

In June 2011, we purchased a certificate of deposit in the amount of $4.8 million to collateralize an existing irrevocable standby Letter of Credit that we entered into as part of our contractual agreement with a client. The certificate of deposit is included within other current assets on our balance sheet.

Recent Accounting Pronouncements

In May 2011, the FASB issued authoritative accounting guidance for updates on Fair Value Measurements, specifically, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This update amends Accounting Standards Codification, or ASC, Topic 820, "Fair Value Measurement and Disclosure," clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This authoritative guidance is effective for annual and interim reporting periods beginning on or after December 15, 2011. This new guidance is to be adopted prospectively and early adoption is not permitted. We do not believe that adoption of this guidance will have a material effect on our consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update, or ASU, No. 2011-05 for the presentation of comprehensive income thereby amending ASC 220, *Comprehensive Income.* The amendment requires that all non-owner changes in shareholder's equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendment is effective for fiscal years beginning after December 15, 2011 and should be applied retrospectively. We do not believe that adoption of this guidance will have a material effect on our consolidated financial statements.

The FASB issued ASU No. 2011-08, *Testing Goodwill for Impairment* (the revised standard) in September 2011. Under the amendments in this ASU, an entity has an option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. This ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. We do not believe that adoption of this guidance will have a material effect on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

At fiscal year-end 2011, we were not a party to any derivative financial instruments. We conduct all of our business in U.S. currency and hence do not have direct foreign currency risk. We are exposed to changes in interest rates, primarily with respect to the Term Loan under the Credit Agreement. If the effective interest rate for all of our variable rate debt were to increase by 100 basis points (1%), our annual interest expense would increase by a maximum of $3.5 million based on the debt balances outstanding at December 31, 2011. Further, we currently invest substantially all of our excess cash in short-term investments, primarily money market accounts, where returns effectively reflect current interest rates. As a result, market interest rate changes may impact our interest income or expense. The impact will depend on variables such as the magnitude of rate changes and the level of borrowings or excess cash balances. We do not consider this risk to be material. We manage such risk by continuing to evaluate the best investment rates available for short-term, high quality investments.

Item 8. Financial Statements and Supplementary Data.

The information required by Item 8 is found on pages 52 to 78 of this Annual Report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported as specified in the SEC's rules and forms and that such information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15(b) under the Exchange Act, management, with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2011. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by Rule 13a-15(f) of the Exchange Act, internal control over financial reporting is a process designed by, or under the supervision of our Chief Executive Officer and our Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with U.S. GAAP.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of our annual consolidated financial statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO Framework. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls.

We have excluded from our assessment the effectiveness of the internal control over financial reporting of HDI Holdings, Inc. and its subsidiary, or HDI, which we acquired on December 16, 2011. Internal control over financial reporting related to HDI is associated with total net assets of approximately

$18.1 million and total revenues of $2.2 million included in our consolidated financial statements as of and for the year ended December 31, 2011. Management intends to complete its assessment of the effectiveness of internal controls over financial reporting for HDI by the first anniversary of the acquisition.

Based on this assessment, management has concluded that as of December 31, 2011, our internal control over financial reporting was effective in providing assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with U.S. GAAP.

KPMG LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report, has issued an attestation report on our assessment of our internal control over financial reporting, a copy of which is appears on page 51.

Changes in Internal Control Over Financial Reporting

Since management's last assessment of the effectiveness of our internal controls over financial reporting, which was as of September 30, 2011, we acquired privately-held HDI for an aggregate consideration of $368.8 million. HDI uses separate information and accounting systems and processes, as such this acquisition represents a material change in our internal control over financial reporting. We are in the process of reviewing and evaluating HDI's internal controls over financial reporting and integrating those controls with ours. We expect to complete this process by the first anniversary of the acquisition. As permitted by the SEC, we have elected to exclude HDI from our evaluation of the effectiveness of our internal control over financial reporting for the year ended December 31, 2011.

With the exception of changes in connection with our acquisition of HDI described above, there have been no changes in our internal control over financial reporting identified in connection with the evaluation of our controls performed during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Unless provided in an amendment to this Annual Report on Form 10-K, the following information is incorporated by reference to our 2012 Proxy Statement as follows: (i) information about our Board of Directors to the section captioned *"Proposal One—Election of Directors—Our Board of Directors,"* (ii) information about compliance with Section 16(a) of the Exchange Act to the section captioned *"Section 16(a) Beneficial Ownership Reporting Compliance,"* (iii) information about our Code of Ethics to the section captioned *"Corporate Governance—Code of Ethics,"* (iv) information regarding the procedures by which our shareholders may recommend nominees to our Board of Directors the following sections of our 2012 Proxy Statement: *"Questions and Answers—Shareholder Proposals and Director Nominations"* and *"Corporate Governance—Director Nomination Process,"* (v) information about our Audit Committee, including the members of the Committee, and our Audit Committee financial expert, to the section captioned *"Corporate Governance—Board Committees—Audit Committee."* The balance of the information required by this item is contained in Item 1 of Part I of this Annual Report on Form 10-K under the caption *"Executive Officers of HMS Holdings Corp."*

Item 11. Executive Compensation.

Unless provided in an amendment to this Annual Report on Form 10-K, information about executive compensation and the compensation of our Board of Directors is incorporated by reference to the sections of our 2012 Proxy Statement captioned *"Executive Compensation," "Director Compensation," "Corporate Governance—Compensation Committee Interlocks and Insider Participation,"* and *"Report of the Compensation Committee."*

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Unless provided in an amendment to this Annual Report on Form 10-K, information about the security ownership of certain beneficial owners and management is incorporated by reference to the section of our 2012 Proxy Statement captioned *"Security Ownership of Certain Beneficial Owners and Management."*

Equity Compensation Plan Information

The following table summarizes information about our equity compensation plans as of December 31, 2011. For additional information about our equity compensation plans see Note 10 of the Notes to Consolidated Financial Statements.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders(1)	6,205,434	$11.70	8,837,942
Equity compensation plans not approved by shareholders(2)	210,000	$ 6.13	—
HDI plans not approved by shareholders(3)	677,449	$10.92	158,612
Total	7,092,883		

(1) This includes stock options to purchase common stock granted under our 1999 Plan and the 2006 Stock Plan and restricted stock awards and restricted stock units granted under the 2006 Stock Plan.

(2) Options outstanding under plans not approved by the shareholders include: (i) 30,000 options granted in September 2006 to four former senior executives of BSPA in connection with their joining us, (ii) 180,000 options granted in July 2007 to Walter D. Hosp, our Chief Financial Officer, under the terms of his employment agreement.

(3) Includes options to purchase common stock granted under the HDI 2011 Stock Plan and HDI 2004 Stock Plan, which were assumed in connection with our acquisition of HDI.

Item 13. Certain Relationships and Related Transactions and Director Independence.

Unless provided in an amendment to this Annual Report on Form 10-K, the following information is incorporated by reference to our 2012 Proxy Statement as follows: (i) information about certain relationships and transactions with related parties to the section captioned *"Certain Relationships and Related Party Transactions,"* and (ii) information about director independence to the section captioned *"Corporate Governance—Board Determination of Independence."*

Item 14. Principal Accounting Fees and Services.

Unless provided in an amendment to this Annual Report on Form 10-K, information about the fees for professional services rendered by our independent registered public accounting firm in 2011 and 2010 and our Audit Committee's policy on pre-approval of audit and permissible non-audit services provided by our independent registered public accounting firm is incorporated by reference to the proposal in our 2012 Proxy Statement captioned *"Ratification of the Selection of Independent Registered Public Accounting Firm."*

PART IV

Item 15. Exhibits and Financial Statement Schedules.

1. *Financial Statements.*

   The financial statements are listed in the Index to Consolidated Financial Statements on page 49.

2. *Financial Statement Schedules.*

   Financial Statement Schedule II—Valuation and Qualifying Accounts is set forth on page 78. All other financial statement schedules have been omitted as they are either not required, not applicable, or the information is otherwise included.

3. *Exhibits.*

   The Exhibits are set forth on the Exhibit Index on page 79 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

HMS Holdings Corp.
(Registrant)

By: /s/ WILLIAM C. LUCIA

William C. Lucia
Chief Executive Officer
(Principal Executive Officer and
Duly Authorized Officer)

Date: February 29, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ ROBERT M. HOLSTER Robert M. Holster	Chairman, Board of Directors	February 28, 2012
/s/ WILLIAM C. LUCIA William C. Lucia	Chief Executive Officer, Director (Principal Executive Officer)	February 29, 2012
/s/ WALTER D. HOSP Walter D. Hosp	Chief Financial Officer (Principal Financial Officer)	February 29, 2012
/s/ JOSEPH M. DONABAUER Joseph M. Donabauer	Vice President & Controller (Principal Accounting Officer)	February 29, 2012
/s/ JAMES T. KELLY James T. Kelly	Director	February 29, 2012
/s/ WILLIAM F. MILLER III William F. Miller III	Director	February 29, 2012

Signatures	Title	Date
/s/ WILLIAM S. MOSAKOWSKI William S. Mosakowski	Director	February 28, 2012
/s/ ELLEN A. RUDNICK Ellen A. Rudnick	Director	February 28, 2012
/s/ BART M. SCHWARTZ Bart M. Schwartz	Director	February 28, 2012
/s/ MICHAEL A. STOCKER Michael A. Stocker, M.D.	Director	February 28, 2012
/s/ RICHARD H. STOWE Richard H. Stowe	Director	February 28, 2012

HMS HOLDINGS CORP. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
HMS Holdings Corp.:

We have audited the accompanying consolidated balance sheets of HMS Holdings Corp. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HMS Holdings Corp. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 29, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

KPMG LLP
New York, New York
February 29, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
HMS Holdings Corp.:

We have audited HMS Holdings Corp's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). HMS Holdings Corp. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, HMS Holdings Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

HMS Holdings Corp. acquired HeathDataInsights (HDI) during 2011, and management excluded HDI from its assessment of the effectiveness of HMS Holdings Corp's internal control over financial reporting as of December 31, 2011, HDI's internal control over financial reporting was associated with total net assets of $18.1 million and total revenues of $2.2 million included in the consolidated financial statements of HMS Holdings Corp. as of and for the year ended December 31, 2011. Our audit of internal control over financial reporting of HMS Holdings Corp. also excluded an evaluation of the internal control over financial reporting of HDI.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of HMS Holdings Corp. as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 29, 2012, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

KPMG LLP
New York, New York
February 29, 2012

HMS HOLDINGS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2011	December 31, 2010
Assets		
Current assets:		
Cash and cash equivalents	$ 97,003	$ 94,836
Accounts receivable, net of allowance of $1,158 and $799 at December 31, 2011 and 2010, respectively	112,505	75,123
Prepaid expenses	6,602	5,521
Prepaid income taxes	2,418	3,533
Current portion of deferred financing costs	3,689	—
Other current assets	5,793	371
Net deferred tax asset	2,198	664
Total current assets	230,208	180,048
Property and equipment, net	127,177	44,713
Goodwill, net	361,786	107,414
Intangible assets, net	132,740	19,826
Deferred financing costs	9,203	—
Other assets	837	904
Total assets	$861,951	$352,905
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable, accrued expenses and other liabilities	$ 40,546	$ 32,502
Contingent payables	2,300	—
Current portion of term loan	17,500	—
Total current liabilities	60,346	32,502
Long-term liabilities:		
Contingent payables	—	2,573
Deferred rent	1,085	1,842
Term loan	332,500	—
Other liabilities	2,423	2,582
Deferred tax liabilities	74,360	5,768
Total long-term liabilities	410,368	12,765
Total liabilities	470,714	45,267
Shareholders' equity:		
Preferred stock—$0.01 par value; 5,000,000 shares authorized; none Issued	—	—
Common stock—$0.01 par value; 125,000,000 shares authorized; 90,575,837 shares issued and 85,587,299 shares outstanding at December 31, 2011; 88,341,546 shares issued and 83,353,008 shares outstanding at December 31, 2010	906	883
Capital in excess of par value	240,241	204,450
Retained earnings	159,487	111,702
Treasury stock, at cost: 4,988,538 shares at December 31, 2011 and December 31, 2010	(9,397)	(9,397)
Total shareholders' equity	391,237	307,638
Total liabilities and shareholders' equity	$861,951	$352,905

See accompanying notes to consolidated financial statements.

HMS HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Year ended December 31,		
	2011	**2010**	**2009**
Revenue	$363,826	$302,867	$229,237
Cost of services:			
Compensation	126,613	106,402	77,208
Data processing	23,118	17,997	13,717
Occupancy	15,053	13,323	10,877
Direct project costs	42,517	35,482	28,384
Other operating costs	18,054	16,515	14,019
Amortization of acquisition related software and intangibles	8,450	6,217	5,066
Total cost of services	233,805	195,936	149,271
Selling, general and administrative expenses	49,150	40,187	28,098
Total operating expenses	282,955	236,123	177,369
Operating income	80,871	66,744	51,868
Interest expense	(605)	(94)	(1,080)
Other income/(expense), net	632	(69)	—
Interest income	65	94	226
Income before income taxes	80,963	66,675	51,014
Income taxes	33,178	26,583	20,966
Net income	$ 47,785	$ 40,092	$ 30,048
Basic income per common share:			
Net income per share—basic	$ 0.56	$ 0.49	$ 0.38
Diluted income per share:			
Net income per share—diluted	$ 0.55	$ 0.47	$ 0.36
Weighted average shares:			
Basic	84,588	81,762	78,330
Diluted	87,444	85,375	82,862

See accompanying notes to consolidated financial statements.

HMS HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands, except share amounts)

	Common stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive (Loss)/Income	Treasury Stock		Total Shareholders' Equity
	# of Shares Issued	Par Value				# of Shares	Amount	
Balance at January 1, 2009	81,524,625	$815	$145,602	$ 41,562	$(220)	4,988,538	$(9,397)	$178,362
Comprehensive income:								
Net income	—	—	—	30,048	—	—	—	30,048
Current period net changes in hedging trans, net of tax $147	—	—	—	—	220	—	—	220
Total comprehensive income								30,268
Stock-based compensation cost	—	—	6,373	—	—	—	—	6,373
Exercise of stock options	4,075,593	41	10,026	—	—	—	—	10,067
Excess tax benefit from exercise of stock options	—	—	13,223	—	—	—	—	13,223
Balance at December 31, 2009	85,600,218	$856	$175,224	$ 71,610	$ —	4,988,538	$(9,397)	$238,293
Comprehensive income:								
Net income	—	—	—	40,092	—	—	—	40,092
Total comprehensive income								40,092
Stock-based compensation cost	—	—	7,544	—	—	—	—	7,544
Exercise of stock options	2,741,328	27	9,101	—	—	—	—	9,128
Excess tax benefit from exercise of stock options	—	—	12,581	—	—	—	—	12,581
Balance at December 31, 2010	88,341,546	$883	$204,450	$111,702	$ —	4,988,538	$(9,397)	$307,638
Comprehensive income:								
Net income	—	—	—	47,785	—	—	—	47,785
Total comprehensive income								47,785
Stock-based compensation cost	—	—	8,376	—	—	—	—	8,376
Equity consideration for the acquisition of HDI			3,799					3,799
Exercise of stock options	2,133,824	23	12,721	—	—	—	—	12,744
Vesting of restricted stock awards and units, net of shares withheld for employee tax	100,467		(1,156)					(1,156)
Excess tax benefit from exercise of stock options	—	—	12,051	—	—	—	—	12,051
Balance at December 31, 2011	90,575,837	$906	$240,241	$159,487	$ —	4,988,538	$(9,397)	$391,237

See accompanying notes to consolidated financial statements.

HMS HOLDINGS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
(in thousands)

	Year ended December 31,		
	2011	2010	2009
Operating activities:			
Net income	$ 47,785	$ 40,092	$ 30,048
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	22,435	15,908	13,567
Stock-based compensation expense	8,376	7,544	6,373
Excess tax benefit from exercised stock options	(12,051)	(12,581)	(13,223)
Deferred income taxes	1,818	2,316	3,111
Increase in allowance for doubtful debts	359	197	—
Change in fair value of contingent consideration	(273)	273	—
Loss on disposal of fixed assets	267	23	70
Changes in assets and liabilities:			
Increase in accounts receivable	(24,551)	(9,657)	(16,593)
(Increase)/Decrease in prepaid expenses	(1,081)	664	(1,947)
Decrease in prepaid income taxes	14,288	13,282	9,118
Increase in other current assets	(538)	(304)	(49)
Decrease /(Increase) in other assets	113	90	(218)
(Decrease)/Increase in accounts payable, accrued expenses and other liabilities	(218)	4,078	2,585
Net cash provided by operating activities	56,729	61,925	32,842
Investing activities:			
Investment in certificate of deposit	(4,809)	—	—
Purchases of property and equipment	(18,477)	(15,603)	(8,979)
Purchase of building and land	—	(9,886)	—
Acquisition of HDI, net of cash acquired	(349,889)	—	—
Acquisition of Chapman Kelly	—	(13,001)	—
Acquisition of AMG-SIU	161	(13,000)	—
Acquisition of Verify Solutions	(500)	(148)	(7,500)
Acquisition of IntegriGuard, net of cash	—	—	(5,024)
Acquisition of Prudent Rx	(350)	—	—
Investment in capitalized software	(1,857)	(2,023)	(1,657)
Net cash used in investing activities	(375,721)	(53,661)	(23,160)
Financing activities:			
Repayment of term loan	(39,480)	—	(17,325)
Proceeds from term loan	337,292	—	—
Deferred financing costs	(292)	—	—
Proceeds from exercise of stock options	12,744	9,128	10,067
Payments of tax withholdings on behalf of employees for net-share settlement for stock-based compensation	(1,156)	—	—
Excess tax benefit from exercised stock options	12,051	12,581	13,223
Net cash provided by financing activities	321,159	21,709	5,965
Net increase in cash and cash equivalents	2,167	29,973	15,647
Cash and cash equivalents at beginning of year	94,836	64,863	49,216
Cash and cash equivalents at end of year	$ 97,003	$ 94,836	$ 64,863
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 17,474	$ 10,949	$ 8,517
Cash paid for interest	$ 109	$ 70	$ 734
Supplemental disclosure of noncash investing activities:			
Tenant improvement allowance	$ —	$ 202	$ 1,011
Accrued property and equipment purchases	$ 5,294	$ 2,804	$ 1,365
Accrued acquisition related contingent consideration	$ —	$ 2,573	$ —
Issuance of replacement awards in connection with HDI acquisition	$ 3,799	—	—

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

(a) Organization and Business

We were incorporated on October 2, 2002 in the state of New York. On March 3, 2003, we adopted a holding company structure and assumed the business of our predecessor, Health Management Systems, Inc. In connection with the adoption of this structure, Health Management Systems, which began doing business in 1974, became our wholly owned subsidiary. Unless the context otherwise indicates, references in these Notes to Consolidated Financial Statements to the terms "HMS," "we," "our," and "us" refer to HMS Holdings Corp. and its subsidiaries.

We provide cost containment services to government and private healthcare payers and sponsors. Our services ensure that healthcare claims are paid correctly, through our program integrity services, and by the responsible party, through our coordination of benefits services. Our services help clients recover amounts from liable third parties; prevent future inappropriate payments; reduce fraud, waste and abuse; and ensure regulatory compliance.

In September 2008, we purchased the assets and liabilities of Prudent Rx, expanding our portfolio of program integrity service offerings for government healthcare programs and managed care organizations, particularly in the pharmacy arena. In September 2009, we further expanded our portfolio of program integrity service offerings for government healthcare programs, particularly in the Medicare and Medicaid programs with our acquisition of IntegriGuard LLC, or IntegriGuard. In December 2009, with the acquisition of Verify Solutions, Inc., or Verify Solutions, we moved into the employer-based market with valuable new services that ensure that dependents covered by employees are eligible to receive healthcare benefits. In June 2010, we acquired Allied Management Group—Special Investigation Unit or AMG-SIU, which provides fraud, waste and abuse prevention and detection solutions for healthcare payers. In August 2010, we acquired Chapman Kelly, Inc., or Chapman Kelly which provides claims audit and beneficiary eligibility audit services to employers and managed care organizations. In December 2011, we acquired HDI Holdings, Inc. and its operating subsidiary, HealthDataInsights, Inc., or HDI. HDI offers a comprehensive suite of claims integrity services, including complex medical reviews, automated reviews, hospital bill audits, and pharmacy audits. The acquisition of HDI extends our reach in the federal, state and commercial markets and provides us with an immediate platform to expand service offerings to our existing clients.

We are managed and operate as one business, with a single management team that reports to the Chief Executive Officer. We do not operate separate lines of business with respect to any of our product lines.

(b) Principles of Consolidation

The consolidated financial statements include our accounts and transactions and those of our wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Use of Estimates

The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles, or U.S. GAAP, requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, primarily accounts receivable, intangible assets and accrued expenses, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Our actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (Continued)

(d) Reclassifications

Certain reclassifications were made to prior year amounts to conform to the current period presentation.

(e) Cash and Cash Equivalents

For purposes of financial reporting, all highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. Cash equivalents consist of deposits that are readily convertible into cash.

(f) Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash equivalents and accounts receivable. We have not experienced any losses on our cash equivalents. We perform ongoing credit evaluations of our clients and generally do not require collateral. We have no history of significant losses from uncollectible accounts.

(g) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets utilizing the straight-line method. We provide amortization of leasehold improvements on a straight-line basis over the shorter of a five year period or the term of the related lease. Equipment leased under capital leases is depreciated over the lesser of (i) the term of the lease and (ii) the estimated useful life of the equipment. The depreciation expense on assets acquired under capital leases is included in our consolidated statements of income as depreciation expense. The estimated useful lives are as follows:

Equipment	2 - 3 years
Leasehold improvements	3 - 5 years
Furniture and fixtures	5 - 7 years
Building and building improvements	up to 39.5 years

(h) Software and Software Development Cost

Certain software development costs related to software that is acquired or developed for internal use while in the application development stage are capitalized. All other costs to develop software for internal use, either in the preliminary project stage or post implementation stage, are expensed as incurred. Amortization of software and software development costs is calculated on a straight-line basis over the expected economic life of the product, generally estimated to be 5-10 years.

(i) Goodwill

Goodwill, representing the excess of acquisition costs over the fair value of assets and liabilities of acquired businesses, is not amortized; rather it is subject to a periodic assessment for impairment by applying a fair value based test. Goodwill is assessed for impairment on an annual basis in the second quarter of each year or more frequently if events or changes in circumstances indicate that the asset might be impaired. Fair value is based on a projection of the estimated discounted future net cash flows expected to be achieved from a reporting unit using a discount rate reflective of our cost of funds. The fair value of the reporting unit is compared with the asset's recorded value. If the recorded value is less than the fair value of the reporting unit, no impairment is indicated. If the fair value of the reporting unit is less than the

recorded value, an impairment charge is recognized for the difference between the carrying value and the fair value. No impairment losses have been recorded in any of the periods presented.

(j) Long-Lived Assets

Long-lived assets, which include property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, commonly referred to as a triggering event. Recoverability of assets to be held and used is measured by a comparison of the carrying value of its asset group to the estimated undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the asset group exceeds the fair value of the assets, which amount is charged to earnings. Fair value is based on a projection of the estimated discounted future net cash flows expected to result from the asset group, using a discount rate reflective of our cost of funds.

(k) Acquisition Accounting

The acquisition method of accounting requires companies to assign values to assets acquired and liabilities assumed based upon their fair value. In most instances there is not a readily defined or listed market price for individual assets and liabilities acquired in connection with a business, including intangible assets. The determination of fair value for individual assets and liabilities in many instances requires a high degree of estimation. The valuation of intangible assets, in particular, is very subjective. The use of different valuation techniques and assumptions could change the amounts and useful lives assigned to the assets and liabilities acquired, including goodwill and other intangible assets and related amortization expense.

(l) Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits for net operating loss (NOL) carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. A valuation allowance is provided against deferred tax assets to the extent their realization is not more likely than not.

Uncertain income tax positions are accounted for by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements.

(m) Earnings Per Share

Basic income per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted income per share is calculated by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding during the period. Our common share equivalents consist of stock options and restricted stock awards and units.

1. Summary of Significant Accounting Policies (Continued)

The following table reconciles the basic to diluted weighted average shares outstanding (*shares in thousands*):

	Year Ended December 31,		
	2011	2010	2009
Weighted average shares outstanding—basic	84,588	81,762	78,330
Dilutive effect of stock options	2,715	3,498	4,499
Dilutive effect of restricted stock awards and units	141	115	33
Weighted average shares outstanding—diluted	87,444	85,375	82,862

For the years ended December 31, 2011, 2010 and 2009, 441,863, 195,423 and 274,257 stock options, respectively, were not included in the diluted earnings per share calculation because the effect would have been anti-dilutive. For the year ended December 31, 2011 restricted stock units representing 2,124 shares of common stock were not included in the diluted earnings per share calculation because the effect would have been anti-dilutive.

We issue restricted stock units under the terms of our Fourth Amended and Restated 2006 Stock Plan, or the 2006 Stock Plan. For the majority of restricted stock units granted, the number of shares issued on the date the restricted stock units vest is net of the statutory withholding requirements that we pay on behalf of our employees and directors. During 2011, net restricted stock awards and restricted stock units of 100,467 vested and 45,370 shares were withheld to satisfy $1.2 million of employees' tax obligations. These shares have been retired.

(n) Revenue Recognition

We provide products and services under contracts that contain various fee structures, including fixed fee and contingency fee based arrangements. We recognize revenue when a contract exists, products or services have been provided to the client, the fee is fixed and determinable, and collectability is reasonably assured. In addition, we have contracts with the federal government which are generally cost-plus or time and material based. Revenue on cost-plus contracts is recognized based on costs incurred plus an estimate of the negotiated fee earned. Revenue on time and materials contracts is recognized based on hours worked and expenses incurred.

Where contracts have multiple deliverables, we evaluate these deliverables at the inception of each contract and as each item is delivered. As part of this evaluation, we (i) consider whether a delivered item has value to a client on a stand-alone basis; (ii) use the vendor specific objective evidence (VSOE) of selling price or third party estimate (TPE) of selling price. If neither VSOE nor TPE of selling price exist for a deliverable, the company uses best estimated selling price for that deliverable; and (iii) allocate revenue to each non-contingent element based upon the relative selling price of each element. Revenue allocated to each element is then recognized based upon when the basic four revenue recognition criteria are met for each element. Arrangements, including implementation and transaction related revenue, are accounted for as a single unit of accounting. Since implementation services do not carry a standalone value, the revenue relating to these services is recognized over the term of the client contract to which it relates.

In addition, some of our contracts may include client acceptance provisions. Formal client sign-off is not always necessary to recognize revenue, provided we objectively demonstrate that the criteria specified in the acceptance provision are satisfied.

1. Summary of Significant Accounting Policies (Continued)

(o) Stock-Based Compensation

The cost of stock-based compensation is recognized in our Consolidated Statements of Income based on the fair value of all awards granted using the Black-Scholes method of valuation. The fair value of each award is determined and the compensation cost is recognized over the service period required to obtain full vesting. Compensation cost to be recognized reflects an estimate of the number of awards expected to vest after taking into consideration an estimate of award forfeitures based on actual experience. Upon the exercise of stock options or the vesting of restricted stock units and restricted stock awards, the resulting excess tax benefits, if any, are credited to additional paid-in capital. Any resulting tax deficiencies will first be offset against those cumulative credits to additional paid-in capital. If the cumulative credits to additional paid-in capital are exhausted, tax deficiencies will be recorded to the provision for income taxes. Excess tax benefits are required to be reflected as financing cash inflows in the accompanying consolidated statements of cash flows.

(p) Fair Value of Financial Instruments

The fair values of our financial instruments reflect the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). In addition, The Financial Accounting Standards Board, or the FASB, authoritative guidance requires us to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value.

The carrying amounts for our cash equivalents, accounts receivable, accounts payable and accrued expense approximate fair value due to their short-term nature.

(q) Leases

We account for our lease agreements at their inception as either operating or capital leases, depending on certain defined criteria. We recognize lease costs on a straight-line basis without regard to deferred payment terms, such as rent holidays, that defer the commencement date of required payments. Additionally, incentives we receive, such as tenant improvement allowances, are capitalized and are treated as a reduction of our rental expense over the term of the lease agreement.

(r) Three-for-one stock split

In April 2011, our Board of Directors approved a three-for-one stock split of our outstanding shares of common stock. In July 2011, at our annual shareholders meeting, our shareholders approved an increase in our authorized common stock, which was necessary in order to effect the stock split. The stock split was subsequently effected in the form of a stock dividend of two additional common shares for each share owned by shareholders of record at the close of business on July 22, 2011 and was paid on August 16, 2011. All common share and per share information in our consolidated financial statements have been revised to reflect the stock split.

(s) Subsequent Events

We have evaluated events occurring after December 31, 2011, through the date and time these financial statements were issued. We have determined that there were no subsequent events or transactions that required recognition or disclosure in the consolidated financial statements.

1. Summary of Significant Accounting Policies (Continued)

(t) *Recently Issued Accounting Pronouncements*

In May 2011, the FASB issued authoritative accounting guidance for updates on Fair Value Measurements, specifically, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards or IFRS. This update amends Accounting Standards Codification, or ASC, Topic 820, "Fair Value Measurement and Disclosure," clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This authoritative guidance is effective for annual and interim reporting periods beginning on or after December 15, 2011. This new guidance is to be adopted prospectively and early adoption is not permitted. We do not believe that adoption of this guidance will have a material effect on our consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update, or ASU, No. 2011-05 for the presentation of comprehensive income thereby amending ASC 220, *Comprehensive Income*. The amendment requires that all non-owner changes in shareholder's equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendment is effective for fiscal years beginning after December 15, 2011 and should be applied retrospectively. We do not believe that adoption of this guidance will have a material effect on our consolidated financial statements.

The FASB issued ASU No. 2011-08, *Testing Goodwill for Impairment* (the revised standard) in September 2011. Under the amendments in this ASU, an entity has an option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. This ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. We do not believe that adoption of this guidance will have a material effect on our consolidated financial statements.

2. Acquisitions

The results of operations for our 2011, 2010 and 2009 acquisitions have been included in the Company's consolidated financial statements from the respective dates of acquisition.

HDI Holdings, Inc.

In December 2011, we purchased all of the issued and outstanding common stock of privately-held HDI for an aggregate consideration of $368.8 million, of which $365.0 million was cash. In connection with acquisition, we issued replacement option awards with an aggregate fair value of $14.3 million, of which $3.8 million is attributable to the purchase price. The fair value of the replacement option awards and the amount included in the purchase price was calculated using a Black-Scholes model as of the acquisition date. These awards vest over 1-48 months and the portion not attributable to purchase price will be expensed over that same time period. In connection with the acquisition, $40.0 million of the purchase price was placed into an indemnity escrow account until the first anniversary of the closing.

Based in Las Vegas, Nevada, HDI provides improper payment identification services for government and commercial health plans, and is the Medicare RAC in CMS Region D. HDI offers a comprehensive suite of claims integrity services, including complex medical reviews, automated reviews, hospital bill audits, and pharmacy audits.

2. Acquisitions (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (*in thousands*):

	December 16, 2011
Cash and cash equivalents	$ 15,113
Accounts receivable	13,190
Other current assets	1,358
Deferred income taxes	4,454
Property, plant and equipment	74,741
Intangible assets	119,500
Other assets	45
Total identifiable assets acquired	228,401
Accounts payable	332
Accrued expenses	2,210
Deferred income taxes	69,694
Long-term debt	39,480
Other Liabilities	2,645
Total liabilities assumed	114,361
Net identifiable assets acquired	114,040
Goodwill	254,761
Net assets acquired	$368,801

The above estimated fair values of assets acquired and liabilities assumed are provisional and are based on the information that was available as of the acquisition date. We believe that this information provides a reasonable basis for estimating the fair values but we are still waiting for additional information necessary to finalize these amounts. The provisional measurements of fair value reflected above are subject to change. Such changes could be significant. We expect to finalize the valuation and complete the purchase price allocation as soon as practicable, but no later than one year from the date of acquisition.

The following table summarizes the preliminary fair values of the intangible assets acquired (*in thousands*):

	Fair Value	Useful Life
Client relationships	$ 88,000	7 - 10 years
Restrictive covenants	16,500	5 years
Trade name	15,000	7 years
Total	$119,500	

We recognized $254.8 million of goodwill in connection with our acquisition of HDI, which is primarily attributable to expected synergies and HDI's assembled workforce. We recognized $5.2 million of acquisition-related costs that were expensed during the year ended December 31, 2011. These costs are included in selling, general and administration expenses in the accompanying Consolidated Statements of Income. The Consolidated Statements of Income include HDI revenue of $2.1 million and HDI net loss of $93,000 for the period commencing on the date the acquisition was consummated, December 16, 2011 through December 31, 2011. The following represents our pro forma Consolidated Statements of Income

2. Acquisitions (Continued)

as if HDI had been included in our consolidated results for the years ending December 31, 2011 and December 31, 2010 (*in thousands, except per share data*):

(unaudited)	For the year ended December 31, 2011	2010
Total revenue	$423,390	$328,696
Net income	$ 39,207	$ 17,388
Earnings per share:		
Basic	$ 0.46	$ 0.20
Diluted	$ 0.45	$ 0.19

These amounts have been calculated after applying our accounting policies and adjusting HDI's results to reflect the additional depreciation, amortization and interest expense that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had been applied on January 1, 2010, together with the consequential tax effects.

Chapman Kelly, Inc.

In August 2010, we acquired the assets and liabilities of Chapman Kelly for $13.0 million in cash. Chapman Kelly, which is now part of HMS Employer Solutions, is based in Jeffersonville, Indiana and provides dependent eligibility audits to large, self-insured employers, as well as plan and claims audits to both employers and managed care organizations. The acquisition of Chapman Kelly was accounted for under the acquisition method of accounting.

The following table summarizes the final amounts recognized for assets acquired and liabilities assumed in connection with this acquisition (*in thousands*):

Goodwill	$ 9,468
Identifiable intangible assets	2,239
Assets and liabilities acquired	1,018
Capitalized software	276
Total purchase price	$13,001

Identifiable intangible assets principally include covenants not to compete, customer relationships and Chapman Kelly's trade name.

During the first quarter of 2011, we finalized the purchase price allocation which resulted in an increase to customer relationships of $739,000 and an offsetting decrease to goodwill as compared to the amounts recorded at December 31, 2010.

Allied Management Group—Special Investigation Unit, Inc.

In June 2010, we purchased all of the common stock of AMG-SIU for a purchase price of $15.1 million, consisting of a $13.0 million initial cash payment (subsequently reduced by a working capital reduction of $0.2 million) and future contingent payments estimated and recognized as of the acquisition date at $2.3 million. The purchase price included $3.5 million held in escrow and due to the seller in three annual payments: $1.8 million in July 2011 and $875,000 in July 2012 and 2013, of which the $1.8 million for 2011 has been paid. The future contingent payments are based on AMG-SIU's financial performance

for each of the twelve month periods ending June 30, 2011 and June 30, 2012 and are not subject to any cap. We did not make the 2011 contingent payment as AMG-SIU did not achieve the required financial milestone. Any contingent payment owed for the period ending June 30, 2012 is to be payable by September 30, 2012. The undiscounted 2012 contingent payment is currently estimated to be $2.3 million. AMG-SIU, which is based in Santa Ana, California, specializes in fraud, waste and abuse prevention and detection solutions for healthcare payers, which further strengthens our ability to service this segment of the market. The acquisition of AMG-SIU was accounted for under the acquisition method of accounting. The fair value of the contingent consideration recognized on the acquisition date of June 30, 2010 was estimated by applying the income approach. The measure is based on significant inputs not observable in the market that are defined by the FASB guidance on fair value as Level 3 inputs. As of December 31, 2011 and December 31, 2010, the fair value of the contingent payments was $2.3 million and $2.6 million, respectively.

The following table summarizes the final amounts recognized for assets acquired and liabilities assumed.

(In thousands)	Amounts Recognized as of Acquisition Date (final)
Goodwill	$ 8,986
Identifiable Intangible assets	3,900
Assets & Liabilities acquired	515
Capitalized software	5,300
Deferred tax liability	(3,562)
Total purchase price	$15,139
Contingent payments	$ 2,300

Identifiable intangible assets principally include covenants not to compete, customer relationships and AMG-SIU's trade name.

Verify Solutions, LLC

In December 2009, we acquired the assets and liabilities of Verify Solutions for $8.1 million. Verify Solutions, based in Alpharetta, Georgia, specializes in dependent eligibility audit services for large, self insured employers. With this acquisition, we moved into the large and mid-market employer-based market.

IntegriGuard, LLC

In September 2009, we acquired the assets and liabilities of IntegriGuard for $5.1 million. IntegriGuard, which operates as our wholly owned subsidiary, provides services for the prevention and detection of fraud, waste and abuse in the healthcare system and is based in Omaha, Nebraska. This acquisition expanded our portfolio of program integrity service offerings for government healthcare programs, particularly Medicare.

3. Property and Equipment

Property and equipment at December 31, 2011 and 2010 consisted of the following (*in thousands*):

	December 31,	
	2011	2010
Equipment	$ 55,925	$ 40,445
Leasehold improvements	6,147	5,988
Building	8,624	8,624
Building improvements	3,472	1,556
Land	1,128	1,128
Furniture and fixtures	11,247	10,174
Capitalized software	91,620	16,814
	178,163	84,729
Less accumulated depreciation and amortization	(50,986)	(40,016)
Property and equipment, net	$127,177	$ 44,713

Depreciation and amortization expense related to property and equipment charged to operations for the years ended December 31, 2011, 2010 and 2009 was $14.7 million, $10.5 million and $8.2 million, respectively. In connection with our operating leases for our facilities, we did not record any tenant improvement allowances for the year ended December 31, 2011 compared to $0.2 million and $1.0 million in tenant improvement allowances for the years ended December 31, 2010 and 2009, respectively.

4. Intangible Assets

Intangible assets consisted of the following at December 31, 2011 and 2010 (*in thousands*):

	December 31,		
	2011	2010	Useful Life
Customer relations	$120,986	$ 32,247	5 - 10 years
Restrictive covenants	19,126	3,932	3 - 7 years
Trade name	18,933	2,626	3 - 5 years
	159,045	38,805	
Less accumulated amortization	(26,305)	(18,979)	
Intangible assets, net	$132,740	$ 19,826	

Estimated amortization expense of intangibles is expected to approximate the following (*in thousands*):

Year ending December 31,	
2012	$24,174
2013	22,020
2014	19,077
2015	18,751
Thereafter	48,718

For the years ended December 31, 2011, December 31, 2010 and December 31, 2009, amortization expense related to intangible assets amounted to $7.3 million, $5.5 million and $5.4 million, respectively.

4. Intangible Assets (Continued)

The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2010 are as follows (*in thousands*):

Balance at December 31, 2009	$ 91,520
AMG-SIU acquisition	8,986
Chapman Kelly acquisition	10,208
Verify Solutions adjustment	(3,300)
Balance at December 31, 2010	$107,414
Chapman Kelly acquisition measurement period adjustments	(739)
Prudent Rx earn out	350
Acquisition of HDI	254,761
Balance at December 31, 2011	$361,786

5. Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities at December 31, 2011 and 2010 consisted of the following (*in thousands*):

	December 31,	
	2011	2010
Accounts payable, trade	$12,453	$10,408
Accrued compensation	16,126	15,279
Accrued direct project costs	570	721
Accrued other expenses	11,397	6,094
	$40,546	$32,502

6. Income Taxes

Our effective tax rate increased to 41.0% for the year ended December 31, 2011 from 39.9% for the year ended December 31, 2010, primarily due to a change in state apportionments and permanent differences. The principal difference between the statutory rate and our effective rate is state taxes.

The income tax expense for the years ended December 31, 2011, 2010 and 2009 is as follows (*in thousands*):

	December 31,		
	2011	2010	2009
Current tax expense:			
Federal	$25,229	$19,956	$13,211
State	6,027	4,311	4,644
	31,256	24,267	17,855
Deferred tax expense:			
Federal	1,971	2,191	2,959
State	(49)	125	152
	1,922	2,316	3,111
Total income tax expense	**$33,178**	**$26,583**	**$20,966**

6. Income Taxes (Continued)

A reconciliation of the income tax expense calculated using the applicable federal statutory rates to the actual income tax expense for the years ended December 31, 2011, 2010 and 2009 is as follows (*in thousands*):

	December 31,					
	2011	%	2010	%	2009	%
Computed at federal statutory rate	$28,337	35.0	$23,336	35.0	$17,855	35.0
State and local tax expense, net of federal benefit	3,907	4.8	2,894	4.3	3,117	6.1
Other, net	934	1.2	353	0.6	(6)	—
Total income tax expense	**$33,178**	**41.0**	**$26,583**	**39.9**	**$20,966**	**41.1**

Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities. The tax effect of temporary differences that give rise to a significant portion of the deferred tax assets and deferred tax liabilities at December 31, 2011 and 2010 were as follows (*in thousands*):

	December 31,	
	2011	2010
Deferred tax assets:		
Allowance for doubtful accounts and deferred revenue	$ 883	$ 624
Restructuring cost	157	191
Goodwill and other intangibles	5,957	4,922
Accounts receivables	4,308	—
Net operating loss carry forwards	136	136
Deferred stock compensation	5,588	4,789
Deferred rent	454	662
Other	1,483	906
Total deferred tax assets before valuation allowance	18,966	12,230
Less valuation allowance	(81)	(81)
Total deferred tax assets after valuation allowance	18,885	12,149
Deferred tax liabilities:		
Goodwill and other intangibles	81,689	12,382
Capitalized software cost	2,107	1,791
Property and equipment	7,251	3,080
Total deferred tax liabilities	91,047	17,253
Total net deferred tax (liabilities)/assets	$(72,162)	$(5,104)
Net current deferred tax assets	$ 2,198	$ 664
Net non-current deferred tax liabilities	(74,360)	(5,768)
Total net deferred (liabilities)/tax assets	$(72,162)	$(5,104)

During 2011, we utilized $31.4 million in tax deductions arising from 2011 stock option exercises, which resulted in an excess tax benefit of $12.1 million that was recorded to capital and an offsetting reduction to taxes payable. At December 31, 2011, we had NOL carry-forwards of $0.1 million which are available to offset future state and local taxable income. There was no change in our valuation allowance of $0.1 million of state NOLs at December 31, 2011.

6. Income Taxes (Continued)

At December 31, 2011 and 2010, we had approximately $1.3 million and $1.4 million of net unrecognized tax benefits, respectively, for which there is uncertainty about the allocation and apportionment impacting state taxable income. We do not expect any significant change in unrecognized tax benefits during the next twelve months. We have recognized interest accrued related to unrecognized tax benefits in interest expense and penalties in tax expense. The accrued liabilities related to uncertain tax positions was $0.5 million at December 31, 2011 and 2010.

We file income tax returns with the federal government and various states jurisdictions. We are no longer subject to U.S. federal income tax examinations by tax authorities for years before 2008. HDI's 2009 federal tax return is currently being examined by the Internal Revenue Service.

7. Credit Agreement

In connection with our acquisition of HDI, we entered into a five year, revolving and term secured credit agreement, which we refer to as the Credit Agreement, with certain financial institutions and Citibank, N.A. as Administrative Agent. The Credit Agreement is guaranteed by our material subsidiaries and is supported by a security interest in all or substantially all of our and our subsidiaries' personal property assets. The Credit Agreement, which matures in December 2016, provides for a term loan of $350 million, or the Term Loan, which was used to finance our acquisition of HDI, and a revolving credit facility in an initial amount of $100 million. As of December 31, 2011, we had not borrowed under the revolving credit facility. Under specified circumstances, the revolving credit facility can be increased by up to $150 million in additional term or revolving loan commitments.

The interest rates applicable to both the Term Loan and the revolving credit facility are either (a) the LIBOR multiplied by a statutory reserve rate plus an interest margin ranging from 2.00% to 3.00% based on our consolidated leverage ratio or (b) a base rate plus an interest margin ranging from 1.00% to 2.00% based on our consolidated leverage ratio. The base rate is equal to the greatest of (a) Citibank's prime rate, (b) the federal funds rate plus 0.50% and (c) the one-month LIBOR plus 1.00%. The interest rate at December 31, 2011 was 3.5625%. Including debt issuance costs and original issue discounts, the Term Loan has an effective annualized interest rate of approximately 4.8%. In addition, we are required to pay an unused commitment fee on the revolving credit facility during the term of the Credit Agreement of 0.50% per annum.

The Credit Agreement contains certain customary affirmative and negative covenants. The Credit Agreement requires us to comply, on a quarterly basis, with certain principal financial covenants, including a maximum consolidated leverage ratio reducing from 4.00:1.00 to 3.50:1.00 over the next four years and a minimum interest coverage ratio of 3.00:1.00. We were in compliance with the required financial covenants at December 31, 2011. In addition, the Credit Agreement restricts our ability to make certain payments or distributions with respect to our capital stock, including cash dividends to our shareholders, or any payments to purchase, redeem, retire, acquire, cancel or terminate any shares of our capital stock, which we collectively refer to as restricted payments. However, we may make restricted payments (which include cash dividends) in an aggregate annual amount that does not exceed (i) $30,000,000 plus, if our consolidated leverage ratio (as defined in the Credit Agreement and calculated on a pro forma basis) is no greater than 3.00 to 1.00, plus (ii) an additional amount calculated under the Credit Agreement by reference to our then-existing excess cash flow, so long as, in any circumstance, no event of default would occur under the Credit Agreement as a result of making any such restricted payment. In addition, we may pay dividends to our shareholders in shares of our capital stock without limitation.

Our obligations under the Credit Agreement may be accelerated upon the occurrence of an event of default under the Credit Agreement, which includes customary events of default including, without limitation, payment defaults, failure to perform affirmative covenants, failure to refrain from actions or omissions prohibited by negative covenants, the inaccuracy of representations or warranties, cross-defaults,

7. Credit Agreement (Continued)

bankruptcy and insolvency related defaults, defaults relating to judgments, defaults due to certain ERISA related events and a change of control default.

The Term Loan requires scheduled quarterly principal payments of $4.4 million through December 31, 2012, $8.8 million through December 31, 2014, $21.8 million through December 31, 2015 and $43.8 million through December 16, 2016.

As of December 31, 2011, we accrued $0.5 million of interest on the outstanding Term Loan and had paid a $19,000 commitment fee on the revolving credit facility. The loan origination fee and issuance costs of $12.7 million incurred upon consummation of the Credit Agreement have been recorded as deferred financing costs and are being amortized as other expense over the five year life of the Credit Agreement using the effective interest method. For the year ended December 31, 2011, $108,000 of the financing cost has been amortized to other expense.

Although we expect that operating cash flows will continue to be a primary source of liquidity for our operating needs, we have the revolving credit facility, which may be used for general corporate purposes, including acquisitions, available for future cash flow needs, if necessary.

In June 2011, we purchased a certificate of deposit in the amount of $4.8 million to collateralize an existing irrevocable standby Letter of Credit that we entered into as part of our contractual agreement with a client. The certificate of deposit is included within other current assets on our balance sheet.

8. Equity

(a) Treasury Stock

On May 28, 1997, the Board of Directors authorized the repurchase of such number of shares of our common stock that have an aggregate purchase price not to exceed $10 million. On February 24, 2006, the Board of Directors increased the authorized aggregate purchase price to an amount not to exceed $20 million. We are authorized to repurchase these shares from time-to-time on the open market or in negotiated transactions at prices deemed appropriate by our management. Repurchased shares are deposited in the treasury and used for general corporate purposes. During the years ended December 31, 2011, 2010 and 2009, we did not repurchase any shares of common stock. Since the inception of the repurchase program in June 1997, we have repurchased 4,988,538 shares of common stock at an average price of $1.88 per share and for an aggregate purchase price of $9.4 million.

(b) Preferred Stock

Our certificate of incorporation, as amended, authorizes the issuance of up to 5,000,000 shares of "blank check" preferred stock with such designations, rights and preferences as may be determined by our Board of Directors. As of December 31, 2011, no preferred stock had been issued.

9. Employee Benefit Plan

We sponsor a benefit plan to provide retirement benefits for our employees, which is known as the HMS Holdings Corp. 401(k) Plan, or the 401(k) Plan. Eligible employees must complete 90 days of service in order to enroll in the 401(k) Plan. Participants may make voluntary contributions to the 401(k) Plan of up to 60% of their annual base pre-tax compensation not to exceed the federally determined maximum allowable contribution. In addition, the 401(k) Plan permits us to make discretionary contributions. We match 100% of the first 3% of pay contributed by each eligible employee and 50% on the next 2% of pay contributed. These matching contributions vest immediately and are not in the form of our common stock. However, participants in the 401(k) Plan are permitted to invest their contributions in our common stock.

For the years ended December 31, 2011, 2010 and 2009, we contributed $2.8 million, $2.5 million and $1.6 million, respectively, to the 401(k) Plan in the form of matching contributions.

10. Stock-Based Compensation

We grant stock options to purchase our common stock, restricted stock awards and restricted stock units to our employees and directors under the Amended 2011 Stock Option and Stock Issuance Plan, or the HDI 2011 Stock Plan, which we assumed in connection with our acquisition of HDI and the Fourth Amended and Restated 2006 Stock Plan, or the 2006 Stock Plan. The 2006 Stock Plan was adopted in June 2006 and superseded our 1999 Long-Term Incentive Stock Plan, or the 1999 Plan. The HDI 2011 Stock Plan superseded the HealthDataInsights Inc. Amended 2004 Stock Option/Stock Issuance Plan, the HDI 2004 Stock Plan, which we also assumed in connection with the HDI acquisition. We have previously granted stock options outside of our plans, and some of those stock options still remain outstanding.

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period. Stock options granted under the HDI 2011 Stock Plan vest over a one month to four- year period. Stock options granted under the 2006 Stock Plan generally vest over a one to four year period. All stock options granted under the 1999 Plan are fully vested. The restricted stock awards and restricted stock units granted under the 2006 Stock Plan vest over a three to five year period and the related stock-based compensation expense is ratably recognized over those same time periods.

Total stock-based compensation expense charged as a selling, general and administrative expense in our consolidated statements of income related to our stock compensation plans was $8.4 million, $7.5 million and $6.4 million for the years ended December 31, 2011, 2010 and 2009, respectively. The total income tax benefit recognized in our consolidated statements of income for the years ended December 31, 2011, 2010 and 2009 related to our stock compensation plans was $12.1 million, $12.6 million and $13.2 million, respectively.

(a) Amended 2011 Stock Option and Stock Issuance Plan and Amended 2004 Stock Option/Stock Issuance Plan

We assumed the HDI 2011 Stock Plan and the HDI 2004 Stock Plan in connection with our acquisition of HDI. The 2004 Stock Plan was terminated in May, 2011 and superseded by the HDI 2011 Stock Plan. Accordingly, no additional awards may be granted under the 2004 Stock Plan. As of December 31, 2011, there were stock options to purchase 413,653 shares of common stock outstanding under the HDI 2004 Stock Plan.

The HDI 2011 Stock Plan is divided into two separate equity programs: a stock option grant program and a stock issuance program. The HDI 2011 Stock Plan permits the grant of incentive stock options, non-qualified stock options and share awards. A total of 836,122 shares have been authorized for issuance under the 2011 Stock Plan. The maximum number of shares available to be issued under the Plan is currently 158,612 shares, subject to adjustments for any stock splits, stock dividends or other specified adjustments which may take place in the future. Former HDI employees as well as new (i) employees, (ii) non-employee directors and (iii) consultants and other independent advisors are eligible to participate in the HDI 2011 Stock Plan. However, only employees are eligible to receive incentive stock options. The exercise price of stock options granted under the HDI 2011 Stock Plan may not be less than fair market value of a share of stock on the grant date, as measured by the closing price of our common stock on The NASDAQ Global Select Market and the term of a stock option may not exceed ten years.

During the fourth quarter of 2011 and in connection with our acquisition of HDI, the Compensation Committee of the Board of Directors approved (i) the assumption and conversion of outstanding but unvested stock options under the HDI 2004 Stock Plan and the HDI 2011 Stock Plan into the right to purchase an aggregate of 538,755 shares of our common stock, based on a predefined option exchange ratio, with a grant date fair value of $14.3 million and (ii) the grant, to former HDI employees joining us, of stock options to purchase an aggregate of 138,694 shares of our common stock under the HDI 2011 Stock Plan, with a grant date fair value $1.6 million.

10. Stock-Based Compensation (Continued)

(b) Fourth Amended and Restated 2006 Stock Plan

The 2006 Stock Plan permits the grant of incentive stock options, non-qualified stock options, stock appreciation rights (SARs), restricted stock awards and restricted stock units, performance shares and performance units and other share awards.

Our 2006 Stock Plan was approved by our shareholders in June 2006. The purpose of the 2006 Stock Plan is to furnish a material incentive to our employees and non-employee directors by making available to them the benefits of a larger common stock ownership through stock options and awards. We believe that these increased incentives stimulate the efforts of employees and non-employee directors towards our continued success, as well as assist in the recruitment of new employees and non-employee directors.

A total of 18,000,000 shares have been authorized for issuance under the 2006 Stock Plan. Any shares issued in connection with awards other than stock options and SARs are counted against the 18,000,000 share limit as one and eighty-five hundredths (1.85) of a share for every one share issued in connection with such award or by which the award is valued by reference.

All of our employees as well as our non-employee directors are eligible to participate in the 2006 Stock Plan. However, only our employees are eligible to receive incentive stock options. The exercise price of stock options granted under the 2006 Stock Plan may not be less than fair market value of a share of stock on the grant date, as measured by the closing price of our common stock on The NASDAQ Global Select Market and the term of a stock option may not exceed seven years.

During the fourth quarter of 2011, the Compensation Committee of the Board of Directors approved stock option grants to purchase an aggregate of 861,995 shares of common stock to our directors, executive officers and employees under the 2006 Stock Plan at exercise prices ranging from $22.95 to $31.23 per share, the closing price of our common stock on the respective grant dates and 119,762 restricted stock units. A total of 64,689 restricted stock units were granted to former employees of HDI that joined us in connection with the acquisition. The stock options granted to our directors in October 2011 vest quarterly over a one year period commencing on December 31, 2011. The stock options granted to our current employees vest as follows: half of the stock options vest in one-third increments on December 31, 2012, 2013 and 2014 and the other half vests on December 31, 2014, provided certain pre-defined performance and service conditions are satisfied. The stock options granted to employees that joined us in connection with our acquisition of HDI vest in 25% increments over a four year period.

During the year ended December 31, 2011, we granted stock options to purchase an aggregate of 876,122 shares of common stock and 387,338 restricted stock units under the 2006 Stock Plan. There were no awards of restricted stock during the year.

As of December 31, 2011, there were 8,837,942 shares of common stock available for future grant under the 2006 Stock Plan. We had the following outstanding under the 2006 Stock Plan as of December 31, 2011: (i) stock options to purchase 4,625,513 shares of common stock, (ii) 287,820 restricted stock awards and (iii) 508,945 restricted stock units.

(c) 1999 Long-Term Incentive Plan

Our 1999 Long-Term Incentive Stock Plan, or the 1999 Plan, was approved by our shareholders in March 1999. The 1999 Plan was terminated upon approval of the 2006 Stock Plan by our shareholders in June 2006 and, accordingly, no additional awards options may be granted thereunder. As of December 31, 2011 and 2010, there were 783,154 and 1,501,491 stock options outstanding, respectively.

(d) Options Issued Outside the Plans

As of December 31, 2011 and 2010, there were stock options to purchase an aggregate of 210,000 and 323,748 shares of our common stock, respectively outstanding that were not granted under the 2006 Stock

10. Stock-Based Compensation (Continued)

Plan or the 1999 Plan. These stock options outstanding as of December 31, 2011 are as follows: (i) 30,000 options granted in September 2006 to four former senior executives of Benefits Solutions Practice Area, or BPSA, in connection with their joining us and (ii) 180,000 options granted in July 2007 to Walter D. Hosp, our Chief Financial Officer, under the terms of his employment agreement.

(e) Summary of Options

Presented below is a summary of our stock option activity for the year ended December 31, 2011(*shares in thousands*):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms	Aggregate Intrinsic Value
Outstanding at				
December 31, 2010	6,969	$ 8.07		
Granted	876	23.02		
Assumed	677	10.92		
Exercised	(2,133)	5.97		
Forfeitures	(93)	14.67		
Outstanding at December 31, 2011	6,296	$11.07	4.86	$131,790
Expected to vest at December 31, 2011	2,623	$16.71	6.53	$ 40,033
Exercisable at December 31, 2011	3,602	$ 6.83	3.62	$ 90,607

The fair value of each option grant was estimated using the Black-Scholes option pricing model. Expected volatilities are calculated based on the historical volatility of our common stock. Management monitors share option exercise and employee termination patterns to estimate forfeiture rates within the valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected holding period of options represents the period of time that options granted are expected to be outstanding. The expected terms of options granted are based upon the Company's historical experience for similar types of stock option awards. The risk-free interest rate is based on U.S. Treasury notes.

The weighted-average grant-date fair value per share of the stock options granted during the years ended December 31, 2011, 2010 and 2009 was $8.47, $7.08 and $4.87, respectively. We estimated the fair value of options granted using a Black-Scholes option pricing model with the following assumptions:

	Year ended December 31,		
	2011	2010	2009
Expected dividend yield	0%	0%	0%
Risk-free interest rate	0.86%	1.51%	2.32%
Expected volatility	42.74%	43.8%	45.8%
Expected life	4.57 years	4.0 years	4.0 years

10. Stock-Based Compensation (Continued)

During the years ended December 31, 2011, 2010 and 2009, we issued 2.1 million shares, 2.7 million shares and 4.2 million shares, respectively, of our common stock upon the exercise of outstanding stock options and received proceeds of $12.7 million, $9.1 million and $10.1 million, respectively. For the years ended December 31, 2011, 2010 and 2009, we realized a $12.1 million, $12.6 million and $13.2 million tax benefit from the exercise of stock options, respectively. The total intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was $42.6 million, $41.9 million and $37.2 million, respectively.

For the years ended December 31, 2011, 2010 and 2009, approximately $5.6 million, $6.3 million and $5.7 million, respectively, of stock-based compensation cost relating to stock options has been charged against income. As of December 31, 2011, there was approximately $30.5 million of total unrecognized compensation cost, adjusted for estimated forfeitures, related to stock options outstanding, which is expected to be recognized over a weighted-average period of 1.8 years.

The aggregate intrinsic value in the previous table reflects the total pretax intrinsic value (the difference between our closing stock price on the last trading day of the period and the exercise price of the options, multiplied by the number of in-the-money stock options) that would have been received by the option holders had all option holders exercised their options on December 31, 2011. The intrinsic value of our stock options changes based on the closing price of our common stock. The total intrinsic value of options exercised (the difference in the market price of our common stock on the exercise date and the price paid by the optionee to exercise the option) for the years ended December 31, 2011 and 2010 was approximately $42.6 million and $41.8 million, respectively.

(f) Restricted Stock Units

In 2011, 2010 and 2009, certain employees received restricted stock units under the 2006 Stock Plan. In October 2010 our Board of Directors also received restricted stock units under the 2006 Stock Plan. The fair value of restricted stock units is estimated based on the closing sale price of our common stock on the NASDAQ Global Select Market on the date of issuance. The total number of restricted stock units expected to vest is adjusted by estimated forfeiture rates. As of December 31, 2011 and 2010, there was approximately $6.5 million and $2.6 million, respectively, of unamortized compensation cost related to restricted stock units which is expected to be recognized over the remaining weighted-average vesting period of 2.3 years.

For the years ended December 31, 2011 and 2010, stock-based compensation expense related to restricted stock units was $2.0 million and $0.4 million, respectively.

10. Stock-Based Compensation (Continued)

A summary of the status of our restricted stock units, as of December 31, 2011 and changes in restricted stock units outstanding under the 2006 Stock Plan for the years ended December 31, 2011 and 2010 is as follows (*in thousands, except for weighted average grant date fair value per unit*):

	Number of Units	Weighted Average Grant Date Fair Value per Unit	Aggregate Intrinsic Value
Outstanding balance at December 31, 2009	75	$12.60	
Granted	118	19.77	
Cancelled	(8)	16.95	
Converted into common stock	(15)	13.81	
Outstanding balance at December 31, 2010	170	$17.21	
Granted	387	25.32	
Vesting of restricted units, net of shares withheld for taxes	(26)	17.53	
Shares withheld for taxes	(8)	17.53	
Cancelled	(14)	18.71	
Outstanding balance at December 31, 2011	509	$16.84	$16,276

In February 2011 our Board of Directors approved the grant of restricted stock units with an aggregate value of $4.9 million to certain of our executive officers. An aggregate of 200,886 restricted stock units were granted to these executive officers on February 18, 2011, based on the closing price of our common stock of $24.64 on the NASDAQ Global Select Market on that date. The restricted stock awards vest in 25% increments, with the first 25% vesting on the second anniversary of the grant date and the remainder vesting ratably on the third, fourth and fifth anniversaries of the grant date

(g) Restricted Stock Awards

Our executive officers have received grants of restricted stock awards under the 2006 Stock Plan. The vesting of restricted stock awards is subject to the executive officers' continued employment with us. Recipients of restricted stock awards are not required to provide us with any consideration other than rendering service. Holders of restricted stock are permitted to vote and to receive dividends.

The stock-based compensation expense for restricted stock awards is determined based on the closing market price of our common stock on the grant date of the awards applied to the total number of awards that are anticipated to fully vest. Upon the vesting of the restricted stock awards, shares withheld to pay taxes are retired. We did not issue restricted stock awards during the year ended December 31, 2011. At December 31, 2011, approximately 287,820 shares underlying restricted stock awards remained unvested and there was approximately $1.7 million of unrecognized compensation cost related to restricted stock awards, which is expected to be recognized over the weighted-average period of 1.5 years. For the years ended December 31, 2011, 2010 and 2009, stock-based compensation expense related to restricted stock awards was $0.8 million, $0.8 million and $0.7 million, respectively.

10. Stock-Based Compensation (Continued)

A summary of the status of our restricted stock awards as of December 31, 2011 and of changes in restricted stock awards outstanding under the 2006 Stock Plan for the year ended December 31, 2011 is as follows (in thousands, except for weighted average grant date fair value):

	Shares	Weighted Average Grant Date Fair Value per Share	Aggregate Intrinsic Value
Outstanding balance at December 31, 2009 and December 31, 2010	384	$10.42	
Granted	—	—	
Vesting of restricted awards, net of taxes	(63)	$10.42	
Shares withheld for payment of taxes upon vesting of restricted stock awards	(33)	$10.42	
Outstanding balance at December 31, 2011	288	$10.42	$9,204

11. Transactions with Officers, Related Parties and Others

(a) Public Consulting Group, Inc.

One of our directors is the President, Chief Executive Officer, controlling stockholder and a member of the Board of Directors of Public Consulting Group, Inc., or PCG. Since our acquisition of BSPA in 2006, we have entered into subcontractor agreements with PCG, pursuant to which we provide cost containment services. In July 2011, we entered into (i) an agreement that amends and supplements the Master Teaming and Non Compete Agreements with PCG, dated September 13, 2006, and (ii) a Supplementary Medicaid RAC Contract Teaming and Confidentiality with PCG.

Under the terms of the Amended Teaming Agreement the companies (i) are each obligated to make the other its exclusive subcontractor for certain services, (ii) have agreed to work together to prepare and submit bids on certain projects and (iii) have each agreed to use commercially reasonable efforts to identify and promote cross-selling opportunities for the other. In addition, we have each agreed to a non-compete provision with respect to specific services (excluding ongoing or pre-established projects or contracts) designated in the Amended Teaming Agreement as exclusive to the other in certain identified markets. Under the terms of the Supplemental RAC Agreement, we have each agreed to use our best efforts to work in partnership to secure Medicaid RAC services contracts and to involve the other party in the scope of work under any future RAC contract won by the first company as a prime contractor. In addition, we have agreed to take certain measures to promote or facilitate the potential inclusion of PCG in RAC work under contracts that we have already secured.

For the years ended December 31, 2011, 2010, 2009, amounts we recognized as revenue under subcontractor agreements with PCG were $1.5 million, $0.2 million and $2.8 million, respectively. For the years ended December 31, 2011, 2010 and 2009 accounts receivable outstanding related to these subcontractor agreements with PCG were $0.4 million, $2.5 million and $2.9 million, respectively.

In addition, as part of the acquisition of BSPA in 2006, we entered into an office sublease agreement with PCG, which expired in January 2010. For the years ended December 31, 2010 and 2009, we recognized $5,500 and $110,000, respectively, as expense under the sublease agreement with PCG. In connection with the BSPA acquisition, we entered into an Intercompany Services Agreement (ISA) with PCG to allow each party to perform services for the other, such as information technology support and contractual transition services. Services performed under the ISA are billed at pre-determined rates specified in the ISA. For the years ended December 31, 2011, 2010 and 2009 services rendered by PCG

11. Transactions with Officers, Related Parties and Others (Continued)

under the ISA were valued at approximately $175,000, $360,000 and $122,000, respectively. For the years ended December 31, 2011, 2010 and 2009 our services rendered to PCG were valued at approximately $67,000, $112,000 and $184,000, respectively.

Since the BSPA acquisition, amounts collected by or paid on our behalf by PCG are reimbursed to PCG at cost. For the years ended December 31, 2011, 2010 and 2009 the amount owed to PCG was $37,000, $119,000 and $170,000, respectively and classified as a current liability.

(b) Employment Agreements

On March 1, 2011, we entered into a new employment agreement with Mr. Lucia, our President and Chief Executive Officer. If we terminate Mr. Lucia's employment without Cause, in connection with a Change in Control or otherwise, or if his employment ceases because of his death or disability or if he terminates his employment with Good Reason, then provided Mr. Lucia executes a Separation Agreement and Release and complies with restrictive covenants and confidentiality provisions contained in his employment agreement, he will be entitled to (i) 24 times his monthly base salary, (ii) a bonus component equal to twice his target bonus and (iii) continued health coverage for 24 months or until he becomes eligible for health coverage from another employer, whichever is earlier.

In addition, under the terms of our letter agreements of employment for our other executive officers, we could be required to provide salary and benefit continuation for between 6 to 12 months if they are involuntarily terminated.

12. Commitments and Contingencies

Lease commitments

We lease office space, data processing equipment and software licenses under operating leases that expire at various dates through 2016. The lease agreements provide for rent escalations. Lease expense, exclusive of sublease income, for the years ended December 31, 2011, 2010 and 2009, was $6.7 million, $13.8 million and $10.7 million, respectively. Lease and sublease income was $1.4 million, $1.2 million and $0.5 million, for the years ended December 31, 2011, 2010 and 2009, respectively.

Minimum annual lease payments to be made and sublease payments to be received for each of the next five years ending December 31 and thereafter are as follows (*in thousands*):

Year	Payments	Sublease Receipts
2012	$12,927	$1,824
2013	8,162	995
2014	2,729	414
2015	1,076	354
2016	700	—
Thereafter	—	—
Total	$25,594	$3,587

13. Geographical Information

(a) Geographic Information

We operate within the continental United States.

13. Geographical Information (Continued)

(b) Major Clients

Our largest client in 2011 was the New Jersey Department of Human Services. This client accounted for 7.0%, 5.3% and 6.2% of our total revenue for the years ended December 31, 2011, 2010 and 2009, respectively. We provide services to this client pursuant to a contract that was originally awarded in January 2008 and extended through December 2012. Our second largest client in 2011 was the New York State Office of the Medicaid Inspector General. This client accounted for 6.9%, 6.7%, and 7.8% of our total revenue in the years ended December 31, 2011, 2010 and 2009, respectively. The New York State Office of the Medicaid Inspector General became our client in September 2006, as part of our acquisition of BSPA. We provide services to the New York State Office of the Medicaid Inspector General pursuant to a contract awarded in October 2001, which was subsequently re-procured and extended through January 6, 2016.

(c) Concentration of Revenue

The list of our ten largest clients changes periodically. For the years ended December 31, 2011, 2010 and 2009, the concentration of revenue from our ten largest clients represented 37.9%, 36.4% and 39.5% of our revenue, respectively. Our three largest clients accounted for approximately 18%, 16% and 19% of our revenue for each of the years ended December 31, 2011, 2010 and 2009, respectively. Our agreements with our ten current largest clients expire between 2012 and 2016. In many instances, we provide our services pursuant to agreements that may be renewed subject to a competitive re-procurement process. Several of our contracts, including those with our ten largest clients, may be terminated for convenience.

14. Quarterly Financial Data (unaudited)

The table below summarizes our unaudited quarterly operating results for the last two fiscal years (*in thousands, except per share amounts*).

Year ended December 31, 2011(1)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$82,457	$89,346	$92,356	$99,667
Operating income	$16,109	$20,460	$24,077	$20,225
Net income	$ 9,816	$12,423	$14,415	$11,131
Basic net income per share	$ 0.12	$ 0.15	$ 0.17	$ 0.13
Diluted net income per share	$ 0.11	$ 0.14	$ 0.17	$ 0.13
Year ended December 31, 2010				
Revenue	$64,952	$70,726	$80,022	$87,167
Operating income	$12,716	$15,185	$18,278	$20,565
Net income	$ 7,579	$ 9,112	$11,046	$12,355
Basic net income per share	$ 0.09	$ 0.11	$ 0.13	$ 0.15
Diluted net income per share	$ 0.09	$ 0.11	$ 0.13	$ 0.14

(1) The summation of the above quarterly results may not agree to the full year 2011 reported results as amounts have been rounded for presentation purposes.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2011, 2010, 2009

Allowance for doubtful accounts (*in thousands*):

Balance, December 31, 2008	$ 664
Provision	—
Recoveries	—
Charge-offs	(50)
Balance, December 31, 2009	$ 614
Provision	197
Recoveries	(12)
Charge-offs	—
Balance, December 31, 2010	$ 799
Provision	434
Recoveries	—
Charge-offs	(75)
Balance, December 2011	**$1,158**

HMS Holdings Corp. and Subsidiaries
Exhibit Index

Where an exhibit is filed by incorporation by reference to a previously filed registration statement or report, such registration statement or report is identified after the description of the exhibit.

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of December 16, 2002, among Health Management Systems, Inc., HMS Holdings Corp. and HMS Acquisition Corp. Incorporated by reference to Exhibit A to HMS Holdings Corp.'s Prospectus and Proxy Statement, filed with the SEC on January 24, 2003.
2.2	Agreement and Plan of Merger dated as of November 7, 2011 by and among HMS Holdings Corp., HDI Holdings, Inc., Montmartre Merger Sub, Inc., and with respect to Articles II, VIII, IX and X only, Fortis Advisors LLC, as Securityholders' Representative. Incorporated by reference to Exhibit 2.1 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on December 19, 2011.
3.1	Amended and Restated Certificate of Incorporation of HMS Holdings Corp. Incorporated by reference to Exhibit 3.1 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on July 12, 2011.
3.3	Second Amended and Restated By-laws of HMS Holdings Corp. Incorporated by reference to Exhibit 3.2 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on July 12, 2011.
4.1	Specimen Common Stock Certificate. Incorporated by reference to Exhibit 4.1 to HMS Holdings Corp.'s Annual Report on Form 10-K, File No. 000-50194, filed with the SEC on February 26, 2010.
4.2	See Exhibits 3.1 and 3.2 for provisions defining the rights of holders of common stock of HMS Holdings Corp.
10.1†	HMS Holdings Corp. 1999 Long-Term Incentive Stock Plan, as amended. Incorporated by reference to Exhibit 4 to HMS Holdings Corp.'s Registration Statement on Form S-8, File No. 333-108436, filed with the SEC on September 2, 2003.
10.2†	Form of Incentive Stock Option Agreement under the 1999 Long-Term Incentive Stock Plan. Incorporated by reference to Exhibit 10.1 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on December 14, 2004.
10.3†	Form of Employee Non-Qualified Stock Option Agreement under the 1999 Long Term Incentive Stock Plan. Incorporated by reference to Exhibit 10.2 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on December 14, 2004.
10.4†	Form of Director Non-Qualified Stock Option Agreement under the 1999 Long Term Incentive Stock Plan. Incorporated by reference to Exhibit 10.3 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on December 14, 2004.
10.5†	HMS Holdings Corp. Fourth Amended and Restated 2006 Stock Plan (the "2006 Stock Plan"). Incorporated by reference to Exhibit 3.1 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on July 12, 2011.
10.6†*	Amendment No. 1 to the 2006 Stock Plan.

Exhibit Number	Description
10.7†	Form of Incentive Stock Option Agreement under the 2006 Stock Plan. Incorporated by reference to Exhibit 4.6(i) to HMS Holdings Corp.'s Registration Statement on Form S-8, File No. 333-139025, filed with the SEC on November 30, 2006.
10.8†	Form of Non-Qualified Stock Option Agreement under the 2006 Stock Plan. Incorporated by reference to Exhibit 4.6(ii) to HMS Holdings Corp.'s Registration Statement on Form S-8, File No. 333-139025, filed with the SEC on November 30, 2006.
10.9†	Form of 2009 Employee Restricted Stock Agreement Under the 2006 Stock Plan. Incorporated by reference to Exhibit 10.1 to HMS Holding Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on April 29, 2009.
10.10†	Form of 2009 Non-Qualified Stock Option Agreement under the 2006 Stock Plan. Incorporated by reference Exhibit 10.1 to HMS Holding Corp.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, File No. 000-50194, filed with the SEC on November 6, 2009.
10.11†	Form of 2009 Restricted Stock Unit Agreement under the 2006 Stock Plan. Incorporated by reference Exhibit 10.2 to HMS Holding Corp.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, File No. 000-50194, filed with the SEC on November 6, 2009.
10.12†	Form of 2010 Director Non-Qualified Stock Option Agreement under the 2006 Stock Plan. Incorporated by reference to Exhibit 10.2 to HMS Holdings Corp.'s Quarterly Report on Form 10-Q, File No. 000-50194, filed with the SEC on November 8, 2010.
10.13†	Form of 2010 Director Restricted Stock Unit Agreement under the 2006 Stock Plan. Incorporated by reference to Exhibit 10.3 to HMS Holdings Corp.'s Quarterly Report on Form 10-Q, File No. 000-50194, filed with the SEC on November 8, 2010.
10.14†	Form 2010 Employee Non-Qualified Stock Option Agreement under the 2006 Stock Plan. Incorporated by reference to Exhibit 10.4 to HMS Holdings Corp.'s Quarterly Report on Form 10-Q, File No. 000-50194, filed with the SEC on November 8, 2010.
10.15†	Form of 2010 Employee Restricted Stock Unit Agreement under the 2006 Stock Plan. Incorporated by reference to Exhibit 10.5 to HMS Holdings Corp.'s Quarterly Report on Form 10-Q, File No. 000-50194, filed with the SEC on November 8, 2010.
10.16†*	Form of 2011 Director Non-Qualified Stock Option Agreement under the 2006 Stock Plan.
10.17†*	Form of 2011 Director Restricted Stock Unit Agreement under the 2006 Stock Plan.
10.18†*	Form of 2011 Employee Non-Qualified Stock Option Agreement under the 2006 Stock Plan.
10.19†*	Form of 2011 Employee Restricted Stock Unit Agreement under the 2006 Stock Plan.
10.20†*	HealthDataInsights, Inc. Amended 2004 Stock Option/Stock Issuance Plan.
10.21†*	HDI Holdings, Inc. Amended 2011 Stock Option and Stock Issuance Plan (the "HDI 2011 Stock Plan")
10.22†*	Form of 2011 Employee Non-Qualified Stock Option Agreement under the HDI 2011 Stock Plan.

Exhibit Number	Description
10.23†	Executive Employment Agreement between William C. Lucia and HMS Holdings Corp. dated as of March 1, 2011. Incorporated by reference to Exhibit 10.18 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.24†	Employment Agreement between Walter D. Hosp and HMS Holdings Corp. dated as of May 30, 2007. Incorporated by reference to Exhibit 10.1 to HMS Holdings Corp.'s Quarterly Report on Form 10-Q, File No. 000-50194, filed with the SEC on August 6, 2010.
10.25†	Letter Agreement by and between Walter D. Hosp and HMS Holdings Corp. dated as of December 29, 2010. Incorporated by reference to Exhibit 10.20 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.26†	Employment Agreement between Sean Curtin and HMS Holdings Corp. dated as of August 31, 2006. Incorporated by reference to Exhibit 10.21 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.27†	Letter Agreement by and between Sean Curtin and HMS Holdings Corp. dated as of December 29, 2010. Incorporated by reference to Exhibit 10.22 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.28†	Employment Agreement between Maria Perrin and HMS Holdings Corp. dated as of March 22, 2007. Incorporated by reference to Exhibit 10.23 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.29†	Letter Agreement by and between Maria Perrin and HMS Holdings Corp. dated as of December 29, 2010. Incorporated by reference to Exhibit 10.24 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.30	Lease, dated September 24, 1981, between 401 Park Avenue South Associates and Health Management Systems, Inc. Incorporated by reference to Exhibit 10.13 to Health Management Systems, Inc.'s Registration Statement on Form S-1, File No. 33-46446, dated June 9, 1992 and to Exhibit 10.5 to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended January 31, 1994.
10.31	Amendment of Lease, dated October 9, 1981, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for 4th floor). Incorporated by reference to Exhibit 10.26 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.32	Amendment of Lease, dated September 24, 1982, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for 4th floor). Incorporated by reference to Exhibit 10.27 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.

Exhibit Number	Description
10.33	Second Amendment of Lease, dated January 6, 1986, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for 4th floor). Incorporated by reference to Exhibit 10.28 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.34	Third Amendment of Lease, dated February 28, 1990, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for 4th floor). Incorporated by reference to Exhibit 10.29 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.35	Fourth Amendment of Lease, dated March 15, 1996 between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for 4th floor). Incorporated by reference to Exhibit 10.30 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.36	Fifth Amendment of Lease, dated May 30, 2000, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for 4th floor & penthouse). Incorporated by reference to Exhibit 10.7 to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, File No. 000-20946, filed with the SEC on September 14, 2000.
10.37	Sixth Amendment of Lease, dated May 1, 2003, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for 4th floor & penthouse). Incorporated by reference to Exhibit 10.8 to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, File No. 000-20946, filed with the SEC on September 14, 2000.
10.38	Seventh Amendment of Lease, dated March 1, 2001, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for 4th floor & penthouse). Incorporated by reference to Exhibit 10.1(iv) to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended April 30, 2001, File No. 000-20946, filed with the SEC on June 14, 2001.
10.39	Eighth Amendment of Lease, dated March 29, 2007, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for 4th floor and Penthouse). Incorporated by reference to Exhibit 10.34 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.40	Lease, dated September 24, 1982, between 401 Park Avenue South Associates and Health Management Systems, Inc. Incorporated by reference to Exhibit 10.13 to Health Management Systems, Inc.'s Registration Statement on Form S-1, File No. 33-46446, dated June 9, 1992 and to Exhibit 10.5 to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended January 31, 1994.
10.41	Amendment of Lease, dated January 6, 1986, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for certain premises on the 10th floor). Incorporated by reference to Exhibit 10.36 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.

Exhibit Number	Description
10.42	Second Amendment of Lease, dated February 28, 1990, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for certain premises on the 10th floor). Incorporated by reference to Exhibit 10.37 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.43	Third Amendment of Lease, dated August 7, 1991, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for certain premises on the 10th, 11th and 12th floors). Incorporated by reference to Exhibit 10.38 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.44	Fourth Amendment of Lease, dated January 11, 1994, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for certain premises on the 9th, 10th, 11th and 12th floors). Incorporated by reference to Exhibit 10.39 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.45	Fifth Amendment of Lease, dated May 30, 2000, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for floors 8-10 and part of the floors 11 &12). Incorporated by reference to Exhibit 10.1 to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, File No. 000-20946, filed with the SEC on September 14, 2000.
10.46	Sixth Amendment of Lease, dated May 1, 2000, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for floors 8-10 and part of the floors 11 &12). Incorporated by reference to Exhibit 10.2 to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, File No. 000-20946, filed with the SEC on September 14, 2000.
10.47	Seventh Amendment of Lease, dated April 1, 2001, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for floors 8-10 and part of the floors 11 &12). Incorporated by reference to Exhibit 10.1(v) to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended April 30, 2001, File No. 000-20946, filed with the SEC on June 14, 2001.
10.48	Lease, dated January 6, 1986, between 401 Park Avenue South Associates and Health Management Systems, Inc. Incorporated by reference to Exhibit 10.13 to Health Management Systems, Inc.'s Registration Statement on Form S-1, File No. 33-46446, dated June 9, 1992 and to Exhibit 10.5 to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended January 31, 1994.
10.49	First Amendment of Lease, dated November 25, 1987, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for a portion of the 11th floor). Incorporated by reference to Exhibit 10.44 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.50	Second Amendment of Lease, dated February 28, 1990, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for a portion of the 11th floor). Incorporated by reference to Exhibit 10.45 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.

Exhibit Number	Description
10.51	Third Amendment of Lease, dated May 30, 2000, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for a portion of the 11th floor). Incorporated by reference to Exhibit 10.3 to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, File No. 000-20946, filed with the SEC on September 14, 2000.
10.52	Fourth Amendment of Lease, dated May 1, 2000, 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for a portion of the 11th floor). Incorporated by reference to Exhibit 10.4 to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, File No. 000-20946, filed with the SEC on September 14, 2000.
10.53	Fifth Amendment of Lease, dated May 1, 2003, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for a portion of the 11th floor). Incorporated by reference to Exhibit 10.1(vi) to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended April 30, 2001, File No. 000-20946, filed with the SEC on June 14, 2001.
10.54	Sublease Agreement, dated as of January 2003, between Health Management Systems, Inc. and Vitech Systems Group, Inc. Incorporated by reference to Exhibit 10.17 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2002, File No. 000-50194, filed with the SEC on March 31, 2003.
10.55	Stock Purchase Agreement, dated August 31, 2005, between HMS Holdings Corp. and Accordis Holding Corp. Incorporated by reference to Exhibit 99.2 to HMS Holdings Corp.'s Current Report on Form 8-K/A, File No. 000-50194, filed with the SEC on September 8, 2005.
10.56	Asset Purchase Agreement, dated as of June 22, 2006, by and among HMS Holdings Corp., Health Management Systems, Inc. and Public Consulting Group, Inc. Incorporated by reference to Exhibit 99.1 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on June 26, 2006.
10.57	Amendment No. 1 to Asset Purchase Agreement, dated as of September 13, 2006, by and among HMS Holdings Corp., Health Management Systems, Inc. and Public Consulting Group, Inc. Incorporated by reference to Exhibit 99.1 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on September 14, 2006.
10.58	Amended Master Teaming and Non-Compete Agreement, executed on July 26, 2011, by and between Health Management Systems, Inc. and Public Consulting Group, Inc. Incorporated by reference to Exhibit 10.1 to HMS Holdings Corp.'s Quarterly Report on Form 10-Q, File No. 000-50194, filed with the SEC on August 8, 2011.
10.59	Supplementary Medicaid RAC Contract Teaming and Confidentiality Agreement, executed on July 26, 2011, by and between Health Management Systems, Inc. and Public Consulting Group, Inc. Incorporated by reference to Exhibit 10.2 to HMS Holdings Corp.'s Quarterly Report on Form 10-Q, File No. 000-50194, filed with the SEC on August 8, 2011.
10.60	Stock Purchase Agreement Between HMS Holdings Corp. and Dennis Demetre, Lori Lewis, John Alfred Lewis and Christopher Brandon Lewis and Allied Management Group—Special Investigation Unit (AMG-SIU). Incorporated by reference to Exhibit 10.1 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on July 7, 2010.

Exhibit Number	Description
10.61†	HMS Holdings Corp. Director Deferred Compensation Plan. Incorporated by reference to Exhibit 10.62 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.62†	HMS Holdings Corp. Annual Incentive Plan. Incorporated by reference to Exhibit 3.1 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on July 12, 2011.
10.63	Credit Agreement dated December 16, 2011 among HMS Holdings Corp., the Guarantors Party thereto, the Lenders party thereto and Citibank, N.A. as Administrative Agent. Incorporated by reference to Exhibit 10.1 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on December 19, 2011.
21.1*	HMS Holdings Corp. List of Subsidiaries
23.1*	Consent of Independent Registered Public Accounting Firm
31.1*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer of HMS Holdings Corp., as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Financial Officer of HMS Holdings Corp., as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1‡	Section 1350 Certification of the Principal Executive Officer of HMS Holdings Corp., as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2‡	Section 1350 Certification of the Principal Financial Officer of HMS Holdings Corp., as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

† Indicates a management contract or compensatory plan, contract or arrangement

* Filed herewith

‡ Furnished herewith

(This page has been left blank intentionally.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K/A

Amendment No. 1

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-50194

HMS HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)	**11-3656261** (I.R.S. Employer Identification No.)
401 Park Avenue South, New York, NY (Address of principal executive offices)	**10016** (Zip Code)

(212) 725-7965

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock $0.01 par value	NASDAQ Global Select Market

Securities registered pursuant to section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) ☐ Yes ☒ No

The aggregate market value of the registrant's common stock held by non-affiliates as of June 30, 2011, the last business day of the registrant's most recently completed second quarter was $2.1 billion based on the last reported sale price of the registrant's Common Stock on the NASDAQ Global Select Market on that date.

There were 86,370,027 shares of common stock outstanding as of April 24, 2012.

Documents Incorporated by Reference

None.

HMS HOLDINGS CORP. AND SUBSIDIARIES
AMENDMENT NO. 1 TO THE ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 10-K/A (the "Amendment") amends the Registrant's Annual Report on Form 10-K for the year ended December 31, 2011, as filed by the Registrant with the Securities and Exchange Commission (SEC) on February 29, 2012 (the "Original Filing"), and is being filed solely to replace Part III, Items 10 through Item 14 and to include additional exhibits to the Exhibit Index referenced in Item 15(a)(3) of the Original Filing, which include the Certifications for the Amendment. The reference in the Original Filing to the incorporation by reference of the Registrant's definitive proxy statement into Part III of the Annual Report on Form 10-K is hereby deleted.

For purposes of this Amendment, and in accordance with Rule 12b-15 under the Exchange Act, (i) Items 10 through 14 in the Original Filing have been amended and restated in their entirety and (ii) the Exhibit Index in the Original Filing has been amended to include the new exhibits set forth herein. Except as specifically provided herein, this Amendment does not reflect events occurring after the filing of the Original Filing and no attempt has been made in this Amendment to modify or updated other disclosures as presented in the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and any filings with the SEC made thereafter.

Part III

Item 10. Directors, Executive Officers and Corporate Governance.

Our Board of Directors

The following table sets forth information with respect to our directors.

Name	Age	Position	Committee Memberships
Robert M. Holster	65	Non-executive Chairman and Director	
James T. Kelly	65	Director	Audit, Compensation, Nominating
William C. Lucia	54	President, Chief Executive Officer and Director	
William F. Miller III	62	Director	
William S. Mosakowski	58	Director	
Ellen A. Rudnick	61	Director	Audit*, Compliance, Nominating
Bart M. Schwartz	65	Director	Compliance*, Nominating
Michael A. Stocker, M.D.	70	Director	Compliance, Nominating*
Richard H. Stowe	68	Director	Audit, Compensation*, Nominating

* Committee Chair

The Board of Directors believes that the combination of the business and professional experience of our directors and the diversity of their areas of expertise has been a contributing factor to its effectiveness and provides a valuable resource to management. With the exception of Mr. Schwartz, each of our directors has served on our Board for more than three years and, in particular, Ms. Rudnick and Messrs. Kelly, Miller and Stowe have each served on our Board for more than ten years. During their tenures, our directors have gained considerable institutional knowledge about the Company and its operations. Given the growth of our business and the rapidly changing healthcare environment, this continuity of service and development of institutional knowledge enables our Board to be more efficient and more effective in developing strategy and long-term plans for the Company.

A description of the specific experience, qualifications, attributes and skills that led our Board of Directors to conclude that each member of the Board of Directors should serve as a director follows the biographical information of each director below.

Directors Whose Terms Expire in 2012

Robert M. Holster has served as one of our directors since May 2005 and as the Chairman of our Board of Directors since April 2006 (in a non-employee capacity since January 2011). From May 2005 to February 2009, Mr. Holster served as our Chief Executive Officer and from April 2001 to May 2005, he served as our President and Chief Operating Officer. Previously, Mr. Holster served as our Executive Vice President from 1982 through 1993 and as one of our directors from 1989 through 1996. Mr. Holster previously served in a number of executive positions including Chief Executive Officer of HHL Financial Services, Inc., Chief Financial Officer of Macmillan, Inc. and Controller of Pfizer Laboratories, a division of Pfizer, Inc.

Mr. Holster has been a member of our management team and that of our predecessor, Health Management Systems, Inc. for an aggregate of over 20 years, including serving as our Chief Executive Officer for four years and as our President and Chief Operating Officer for four years. Given his extensive history with the Company, Mr. Holster brings an unmatched depth of industry and Company-specific experience to his role as our Chairman.

James T. Kelly has served as one of our directors since December 2001. Mr. Kelly is a private investor. From 1986 to 1996, Mr. Kelly served as the Chief Executive Officer of Lincare Holdings, Inc., a publicly traded company that provides respiratory care, infusion therapy and medical equipment to

patients in the home. From 1994 to 2000, Mr. Kelly served as Chairman of the Board of Directors of Lincare Holdings. Prior to joining Lincare, Mr. Kelly spent 19 years in various management positions within the Mining and Metals Division of Union Carbide Corporation. From 2005 to 2011, Mr. Kelly served as a director of Emergency Medical Services Corporation and from 1997 to 2009 Mr. Kelly served as a director of American Dental Partners, Inc.

Mr. Kelly brings over 20 years of public company experience to our Board of Directors, both through his board memberships and through his role as Chief Executive Officer of Lincare Holdings. Given his background and experiences, he provides the Company with valuable financial, operational and strategic expertise and his extensive experience with financial reporting rules and regulations in a public company environment make him well-positioned to serve as a member of the Audit Committee, as our Audit Committee Financial Expert, as a member of the Compensation Committee and as a member of the Nominating Committee.

William C. Lucia has served as our President and Chief Executive Officer since March 2009 and as one of our directors since May 2008. From May 2005 to March 2009, Mr. Lucia served as our President and Chief Operating Officer. Since joining us in 1996, Mr. Lucia has held several positions with us, including: President of our subsidiary, Health Management Systems, Inc. from 2002 to 2009; President of our Payor Services Division from 2001 to 2002; Vice President and General Manager of our Payor Services Division from 2000 to 2001; Vice President of our Business Office Services from 1999 to 2000; Chief Operating Officer of our former subsidiary Quality Medical Adjudication, Incorporated (QMA) and Vice President of West Coast Operations from 1998 to 1999; Vice President and General Manager of QMA from 1997 to 1998; and Director of Information Systems for QMA from 1996 to 1997. Prior to joining us, Mr. Lucia served in various executive positions including Senior Vice President, Operations and Chief Information Officer for Celtic Life Insurance Company and Senior Vice President, Insurance Operations for North American Company for Life and Health Insurance. Mr. Lucia is a Fellow of the Life Management Institute (FLMI) Program through LOMA, an international association through which insurance and financial services companies around the world engage in research and educational activities to improve company operations.

With over 15 years experience working across multiple divisions at HMS and his prior experience in the insurance industry, Mr. Lucia brings to our Board of Directors in-depth knowledge of the Company and the healthcare and insurance industries. In his prior role as our President and Chief Operating Officer, Mr. Lucia gained critical insights into managing and growing our business in our complex and dynamic healthcare environment, making him well-positioned to lead our management team and provide essential insight and guidance to the Board of Directors from an inside perspective.

William S. Mosakowski has served as one of our directors since December 2006. Mr. Mosakowski is the President and Chief Executive Officer of Public Consulting Group, Inc. (PCG), which he founded in 1986. Prior to starting PCG, Mr. Mosakowski served as Assistant Revenue Director for the Massachusetts Department of Developmental Services (formerly the Department of Mental Health and Mental Retardation). He later served as Manager of Reimbursement for the Harvard Community Health Plan and was a senior consultant with Touche Ross & Company. Mr. Mosakowski is the Chairman of the Board of Trustees of Clark University and a founding benefactor of Clark University's Mosakowski Institute for Public Enterprise. Mr. Mosakowski serves on the Board of Directors of several private and not-for-profit companies.

Given Mr. Mosakowski's experiences founding and growing PCG, he brings to our Board of Directors a deep understanding of the healthcare industry, the services that we provide, the markets that we serve and the potential for our continued growth.

Bart M. Schwartz has served as one of our directors since July 2010. Mr. Schwartz currently serves as the Chairman and Chief Executive Officer of SolutionPoint International, LLC, which provides an integrated array of business intelligence, security and compliance, identity assurance and situational

awareness solutions. In 2003, Mr. Schwartz founded his own law firm, which specializes in, among other areas, conducting independent investigations, monitoring and Independent Private Sector Inspector General engagements and developing, auditing and implementing compliance programs. From 1991 to 2003, Mr. Schwartz served as the Chief Executive Officer of Decision Strategies, an internationally recognized investigative and security firm, which was sold to SPX Corporation in 2001. Mr. Schwartz has over 30 years' experience managing domestic and international investigations, prosecutions and assessments for clients in both the public and private sectors.

Mr. Schwartz brings extensive legal and compliance experience to our Board of Directors, which is particularly valuable as we continue to expand our business. Mr. Schwartz's background makes him well-positioned to serve as the Chairman of the Compliance Committee and a member of the Nominating Committee.

Directors Whose Terms Expire in 2013

William F. Miller III has served as one of our directors since October 2000. Mr. Miller is a partner of Highlander Partners, a private equity group in Dallas, Texas focused on investments in healthcare products, services and technology. From October 2000 to April 2005, Mr. Miller served as our Chief Executive Officer and from December 2000 to April 2006, Mr. Miller served as our Chairman. From 1983 to 1999, Mr. Miller served as President and Chief Operating Officer of EmCare Holdings, Inc., a national healthcare services firm focused on the provision of emergency physician medical services. From 1980 to 1983, Mr. Miller served as Administrator/Chief Operating Officer of Vail Mountain Medical. Mr. Miller also serves as a director of Lincare Holdings, Inc. and several private companies.

Mr. Miller brings to the Board of Directors both a thorough understanding of our business and the healthcare industry and extensive experience in the financial markets. His significant operational experience, both at HMS and at EmCare Holdings, makes him well-positioned to provide the Company with insight on financial, operational and strategic issues.

Ellen A. Rudnick has served as one of our directors since 1997. Since 1999, Ms. Rudnick has served as Executive Director and Clinical Professor of the Polsky Center for Entrepreneurship, University of Chicago Booth School of Business. From 1993 until 1999, Ms. Rudnick served as Chairman of Pacific Biometrics, Inc., a publicly held healthcare biodiagnostics company and its predecessor, Bioquant, which she co-founded. From 1990 to 1992, she served as President and Chief Executive Officer of Healthcare Knowledge Resources (HKR), a privately held healthcare information technology corporation and subsequently served as President of HCIA, Inc. (HCIA) following the acquisition of HKR by HCIA. From 1975 to 1990, Ms. Rudnick served in various positions at Baxter Health Care Corporation, including Corporate Vice President of Baxter Healthcare and President and Founder of Baxter Management Services Division. From 1992 to 2003, Ms. Rudnick served as Chairman of CEO Advisors, Inc., a privately held consulting firm. Ms. Rudnick also serves as a director of Patterson Companies, Inc. and First Midwest Bancorp, Inc.

Ms. Rudnick brings to the Board of Directors extensive business understanding and demonstrated management expertise, having served in key leadership positions at a number of healthcare companies. Ms. Rudnick has a comprehensive understanding of the operational, financial and strategic challenges facing companies and knows how to make businesses work effectively and efficiently. Her management experience has provided her with a thorough understanding of the financial and other issues facing large companies, making her particularly valuable as the Chairman of our Audit Committee and as a member of our Nominating and Compliance Committees.

Michael A. Stocker, M.D. has served as one of our directors since January 2007. Since September 2008, Dr. Stocker has served as Chairman of the Board of the New York City Health and Hospitals Corporation (HHC), the largest municipal hospital and healthcare system in the country. From January 2006 to April 2007, Dr. Stocker served as President and Chief Executive Officer of WellPoint, Inc.'s

East Region. Dr. Stocker served as President and Chief Executive Officer of Empire Blue Cross Blue Shield from 1994 until its acquisition by Wellpoint, Inc. in December 2005. Dr. Stocker has also held executive level positions with both CIGNA and US Healthcare. Dr. Stocker serves as a director of Coventry Health Care, Inc. He also serves on the Boards of the Arthur Ashe Institute for Urban Health, New York Stem Cell Funding Committee, SeeChange Health and Triveris, Inc. (part of the Psilos Group).

Dr. Stocker brings a unique perspective to our Board of Directors given his background as a medical professional, his recognized expertise as a business leader, which is exemplified by his appointment as Chairman of HHC by New York's Mayor Bloomberg and his executive-level experience at some of the largest US health insurance companies. Dr. Stocker's background and experience make him well-positioned to serve as the Chairman of the Nominating Committee and as a member of the Compliance Committee.

Richard H. Stowe has served as one of our directors since 1989. Mr. Stowe is a general partner of Health Enterprise Partners LLP, a private equity firm. From 1999 to 2005, Mr. Stowe was a private investor, a senior advisor to the predecessor funds to Health Enterprise Partners and a senior advisor to Capital Counsel LLC, an asset management firm. From 1979 until 1998, Mr. Stowe was a general partner of Welsh, Carson, Anderson & Stowe. Prior to 1979, he was a Vice President in the venture capital and corporate finance groups of New Court Securities Corporation (now Rothschild, Inc.). Mr. Stowe is also a director of several private and not-for-profit companies and educational institutions. From 1998 to 2007, Mr. Stowe served as a director of MedQuist, Inc.

Mr. Stowe brings 40 years of financial, capital markets and investment experience to our Board of Directors. Mr. Stowe's background and experience make him well-positioned to serve as the Chairman of the Compensation Committee and as a member of the Audit and Nominating Committees.

Audit Committee and Audit Committee Financial Expert

We have a separately-designated standing Audit Committee which consists of Ms. Rudnick (Chair) and Messrs. Kelly and Stowe. Mr. Miller served as a member of the Audit Committee from January 2011 through March 2012. The Board of Directors has determined that each member of the Audit Committee is an independent director, as defined in the NASDAQ Marketplace Rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act and meets NASDAQ's financial knowledge and sophistication requirements. In addition, the Board has determined that Mr. Kelly qualifies as an "audit committee financial expert," as such term is defined in Item 407(d)(5)(ii) of Regulation S-K.

Material Changes to the Procedures for Recommending Nominees to the Board of Directors

There have been no material changes to the procedures described by which security holders may recommend nominees to our Board of Directors as described in our Annual Report on Form 10-K for the year ended December 31, 2010 and our 2011 Proxy Statement.

Section 16(A) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, our executive officers, directors and persons owning more than 10% of a registered class of our equity securities are required to file reports of ownership and changes in ownership of common stock with the SEC. Copies of such reports are required to be furnished to us.

Based solely on a review of the copies of such reports furnished to us, or written representations that no other reports were required, we believe that during fiscal year 2011, all of our executive officers and directors complied with the requirements of Section 16(a), except that due to administrative

error: (i) one report covering one transaction was not timely filed by each of Ms. Nustad, Dr. Stocker, and Messrs. Mosakowski, Schwartz, and Singh; (ii) one report covering two transactions was not timely filed by each of Messrs. Donabauer and Lucia; and (iii) two reports covering one transaction each were not timely filed by Mr. Holster.

Code of Ethics

We have adopted a Code of Business Conduct For Designated Senior Financial Managers that applies to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions and such other personnel of the Company or its wholly-owned subsidiaries as may be designated from time to time by the Chairman of the Company's Audit Committee. The Code of Business Conduct is posted on our website at www.hms.com under the "Investors Relations"/ "Corporate Governance" tabs and can also be obtained free of charge by sending a request to our Corporate Secretary at 401 Park Avenue South, New York, New York 10016. Any changes to or waivers under the Code of Business Conduct that relate to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions must be approved by our Board of Directors and will be disclosed in a Current Report on Form 8-K within four business days of the change or waiver.

Item 11. Executive Compensation.

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis, or CD&A, describes HMS's 2011 executive compensation program and should be read in conjunction with the compensation tables and related narrative descriptions that follow those tables. In particular, this CD&A explains how the Compensation Committee of the Board of Directors (the "Board") made its compensation decisions for our Named Executive Officers for 2011.

As of the end of the fiscal year ended December 31, 2011, our Named Executive Officers were:

- William C. Lucia, President and Chief Executive Officer;
- Walter D. Hosp, Executive Vice President, Chief Financial Officer & Chief Administrative Officer;
- Sean Curtin, Executive Vice President, Chief Operations Officer;
- Christina Dragonetti, Executive Vice President, Chief Development Officer; and
- Maria Perrin, Executive Vice President, Chief Business Officer.

2011 Say-on-Pay Vote

At the 2011 Annual Meeting, approximately 98% of the votes cast on the say-on-pay proposal were in favor of our executive compensation program described in our 2011 Proxy Statement. The Compensation Committee believes that this affirms shareholders' support of the Company's approach to executive compensation, and therefore, did not change its general approach as it made decisions for 2012. As market practices on executive compensation policies evolve, the Committee will continue to evaluate and, if needed, make changes to our executive compensation program to ensure that it continues to reflect our compensation philosophy and objectives. The Compensation Committee will continue to consider the outcome of the Company's say-on-pay votes when making future compensation decisions for executive officers.

Executive Summary

The following is an overview of our financial performance in 2011.

- In December 2011, we completed the acquisition of HDI Holdings, Inc. and its operating subsidiary, HealthDataInsights, Inc., or HDI. Based in Las Vegas, Nevada, HDI provides improper payment identification services for government and commercial health plans, and is the Medicare Recovery Audit Contractor (RAC) in CMS Region D. Through this acquisition we have extended our reach in the federal, state and commercial markets, and have gained an immediate platform to expand service offerings to our existing clients.
- The 2011 reported net income of $47.7 million was adjusted to exclude $4.6 million for the after-tax HDI acquisition expenses and $0.2 million for the after-tax other non-recurring expenses. The resulting adjusted non-GAAP net income was $52.5 million.
- For the full year 2011, we reported revenue of $363.8 million, a 20.1% increase over 2010 revenue of $302.9 million. Also for the full year, we reported net income of $47.7 million, a 19.2% increase over 2010 net income of $40.1 million. After adjusting for the after-tax HDI acquisition expenses of $4.6 million and other non-recurring expenses of $0.2 million, net income for 2011 increased 30.2% from the prior year to $52.5 million.
- Our stock price increased 105% for the one-year period ending December 31, 2011 and 204% for the three-year period ending December 31, 2011.

The following highlights the Compensation Committee's key decisions for 2011, as reported in the 2011 Summary Compensation Table. These decisions were made with the advice of the Compensation Committee's independent consultant, Frederic W. Cook & Co., Inc., or FWC, (see "Role of Compensation Consultant" below) and are discussed in greater detail elsewhere in this CD&A.

- In February 2011, the Board adopted an Annual Incentive Plan, which was subsequently approved by our shareholders. The Annual Incentive Plan is intended to enable us to maximize the tax deductibility of compensation expense in respect of Named Executive Officers for incentive awards and short term (cash) incentive compensation, under Section 162(m) of the Internal Revenue Code (Code Section 162(m)). Under the Annual Incentive Plan, a maximum award is determined pursuant to a formula developed at the beginning of the fiscal year. The Compensation Committee may then adjust the maximum award downward through the application of downward discretion.
- In February 2011, the Board approved a grant to our Named Executive Officers of restricted stock units with an aggregate value of $4.95 million. An aggregate of 200,886 restricted stock units were granted to our Named Executive Officers on February 18, 2011, based on the closing price of our common stock of $24.64 on the NASDAQ Global Select Market on that date. The restricted stock units vest in 25% increments, with the first 25% vesting on the second anniversary of the grant date and the remainder vesting ratably on the third, fourth and fifth anniversaries of the grant date.
- In March 2011, we entered into a new employment agreement with Mr. Lucia with a two-year term. In addition, to enable the Company to offer competitive total compensation packages to its senior executives, in 2011 the Committee approved standardizing the terms of employment of our senior executives, which included providing consistent separation and change in control protection. In April 2012, we entered into employment agreements with each of our other Named Executive Officers that include these provisions.
    - These employment agreements do not include (i) excise tax gross-ups as a result of termination following a change of control or (ii) provide benefits or material perquisites that are not provided to all employees.

- In mid-2011, the Compensation Committee undertook, with the assistance of FWC, a competitive review of executive compensation. Based on this review, which is described further later in the CD&A, the Compensation Committee approved the following changes to our executive compensation program:
  - An increase in the targeted annual short-term (cash) incentive award opportunity for our Named Executive Officers effective as of January 1, 2012, as follows: (i) Mr. Lucia's target was increased from 65% of his base salary to 100% of his base salary and (ii) the target for Messrs. Hosp, Curtin and Mses. Dragonetti and Perrin was increased from 50% of their respective base salaries to 65% of their respective base salaries.
  - Annual long-term incentive awards were granted in October 2011 at levels that: (i) brought Mr. Lucia's target total direct compensation to the median for the 2011 Peer Group and (ii) brought the other Named Executive Officer's target total direct compensation to between the median and the 75th percentile for the 2011 Peer Group.
- Annual short-term (cash) incentive compensation earned in 2011 by the Named Executive Officers was determined in February 2012. The 2011 awards for the Named Executive Officers were paid at an average of 127.4% of target. The awards were primarily based on predefined financial objectives, including the achievement by the Company of (i) net income which was 2.9% over the targeted amount for 2011 and (ii) operating income which was 1.7% over the targeted amount for 2011 and the achievement of specific business area operating income targets.

Objectives and Philosophy of Our Executive Compensation Program

Our mission is to be the leading provider of quality services in the markets we serve. To support this and other strategic objectives as approved by the Board and to provide adequate returns to shareholders, we must compete for, attract, develop, motivate and retain top quality executive talent at the corporate office and operating business units during periods of both favorable and unfavorable business conditions.

Our executive compensation program is a critical management tool in achieving this goal. "Pay for performance" is the underlying philosophy for our executive compensation program. The program is designed and administered to:

- reward performance that drives the achievement of our short-and long-term goals;
- align the interests of our senior executives with the interests of our shareholders, thus rewarding individual and team achievements that contribute to the attainment of our business goals;
- attract, develop, motivate and retain high-performing senior executives by providing a balance of total compensation opportunities, including salary, short- and long-term cash and equity incentives that are competitive with similarly situated companies and reflective of our performance;
- help ensure that costs are appropriately supported by performance and our intention that short-term and long-term incentive compensation payouts qualify as performance-based compensation, that is tax deductible under Code Section 162(m); and
- motivate our senior executives to pursue objectives that create long-term shareholder value and discourage behavior that could lead to excessive risk, by balancing our fixed and at-risk pay (both short- and long-term incentives) and choosing financial metrics that we believe drive long-term shareholder value.

Management and the Compensation Committee

Role of Management

Our President and Chief Executive Officer and our Chief Financial Officer develop recommendations regarding executive compensation program design for our other Named Executive Officers and certain other highly compensated individuals. In addition, they are involved in setting the financial objectives that, subject to the approval of the Board and the Compensation Committee, are used as the performance measures for the short- and long-term incentive plans. Our Chief Financial Officer provides the Compensation Committee with financial information relevant to determining the achievement of performance objectives and related annual cash incentive compensation. As part of its review process, the Compensation Committee receives both a performance assessment for each other Named Executive Officer from our President and Chief Executive Officer and his recommendations regarding base salary and short- and long-term incentives.

Role of Compensation Committee

Our executive compensation program is administered by the Compensation Committee. The Compensation Committee determines and approves total executive remuneration based on its review and evaluation of proposals, recommendations presented by the Company's senior management and the advice of its independent compensation consultant.

Compensation Consultant and Peer Group Analysis

Role of Compensation Consultant

The Compensation Committee has retained FWC as its independent compensation consultant to provide executive compensation services to the Compensation Committee. FWC reports directly to the Compensation Committee and the Compensation Committee directly oversees the fees paid for FWC's services. The Compensation Committee utilizes FWC to review management's recommendations with the instruction that FWC is to advise the Compensation Committee independent of management and to provide such advice for the benefit of the Company and its shareholders. FWC does not provide any consulting services to the Company beyond its role as a consultant to the Compensation Committee.

FWC provided the following services to the Compensation Committee in 2011:

- assisted in the design and development of the 2011 executive compensation program, including the Annual Incentive Plan;
- provided competitive benchmarking and market data analysis;
- provided analyses and industry trends relating to the compensation of our President and Chief Executive Officer and our other Named Executive Officers;
- assisted with review of senior executive employment agreements;
- provided updates with regard to emerging trends and best practices in executive compensation;
- reviewed and provided advice on the Company's executive compensation-related disclosure in its 2011 Proxy Statement; and,
- reviewed and provided advice relating to amendments to the Company's 2006 Stock Option Plan, as amended.

Peer Group Compensation Analysis

In determining 2011 executive compensation, the Compensation Committee compared our executive compensation against that paid by a peer group of public companies in the healthcare

information services industry approved by the Compensation Committee, taking into account the recommendations of FWC. This peer group, which is periodically reviewed and updated by the Compensation Committee, consists of companies the Compensation Committee believes are generally comparable to us in size, financial profile and scope of operations and against which the Compensation Committee believes we compete for executive talent.

Companies included in this peer group for purposes of establishing 2011 compensation levels were: Accretive Health, Inc., Allscripts-Misys Healthcare Solutions Inc., AthenaHealth, Inc., Centene Corporation, Emdeon Inc., MAXIMUS, Inc., MedAssets, Inc., Molina Healthcare, Inc., Quality Systems, Inc. and SXC Health Solutions Corp. (collectively, the "2011 Peer Group"). This peer group reflects (relative to the Company's prior peer group) the removal of Computer Programs & Systems Inc. and Healthways, Inc., because they are no longer an appropriate size for inclusion in the peer group and the removal of Eclipsys Corporation and Phase Forward, Incorporated because they were acquired.

The chart below compares HMS's revenue, revenue growth, net income and market capitalization to the median revenue, revenue growth, net income and market capitalization for our 2011 Peer Group. Note that although HMS's revenue is below the median, its net income is at the peer median and market capitalization is above the peer median and closer to the 75th percentile of $2.7 billion. In addition, HMS's three year revenue growth rate is between the peer median and 75th percentile of 31.5%.

(in millions, except growth data)(1)	HMS	2011 Peer Group Median
Revenue	$ 320	$ 951
Revenue growth (3 year)(2)	26.5%	19.9%
Reported Net Income(3)	$ 42	$ 42
Market Capitalization(4)	$2,172	$1,648

(1) Revenue and Net Income based on published earnings releases for the 12 month period ended July 31, 2011, where available.

(2) Cumulative compound growth rate

(3) Before extraordinary items and discontinued operations

(4) As of June 30, 2011

Components of our Executive Compensation Program

The primary elements of our executive compensation program are as follows:

- Recognizing Skills/Experience/Responsibilities

  Base salary: fixed compensation for performing day-to-day responsibilities.

- Promoting and Rewarding Short-Term Performance

  Annual short-term (cash) incentive compensation: cash compensation program based on the achievement of short-term financial goals and other strategic objectives measured over the current year.

• Promoting and Rewarding Long-Term Performance

Long-Term Incentive Awards: Annual awards, primarily in the form of equity, that are designed to build executive stock ownership, retain executives and align compensation with the achievement of our long-term financial goals of creating shareholder value and achieving strategic objectives as measured over multi-year periods.

We also provide salary and benefit continuation payments that are only payable if an executive officer's employment is terminated under specific circumstances. These benefits, which provide reasonable income protection in the event an executive officer's employment is terminated without cause or following a change in control, an executive officer resigns for good reason, support our executive retention goals and encourages executive independence and objectivity in considering a potential change in control transaction.

2011 Executive Compensation Elements

In mid-2011, the Compensation Committee retained FWC to conduct a competitive review of the overall compensation packages of our Named Executive Officers (the "2011 Competitive Review"). The analysis was based on a review of the compensation of our Named Executive Officers to similarly situated executives in the 2011 Peer Group, with the continued overall goal of maintaining target total direct compensation for our Named Executive Officers between the median and the 75th percentile for our 2011 Peer Group. As part of the 2011 Competitive Review, the Compensation Committee reviewed (i) a competitive analysis of the target total direct compensation of the Named Executives, including base salary, short- and long-term incentives, (ii) an analysis of the relationship between our 2010 actual compensation levels for the Named Executive Officers and our performance relative to the peer group companies, and (iii) a competitive assessment of our aggregate long-term incentive grant practices, including a review of share usage (shares granted in equity plans as a percentage of weighted average shares outstanding) and potential dilution relative to peer group practice and fair value transfer analysis that measures the aggregate value of long-term incentives as a percent of market capitalization and revenue.

The results of the 2011 Competitive Review indicated that for Mr. Curtin, Mses. Dragonetti and Perrin, target total direct compensation, excluding the special retention grants made in 2009 and 2011, was between the 25th percentile and the median for the 2011 Peer Group and for Messrs. Lucia and Hosp, it was below the 25th percentile. Target total direct compensation, including the special retention grants, was between the median and the 75th percentile for the 2011 Peer Group for the Named Executive Officers other than Mr. Lucia but remained below the 25th percentile for Mr. Lucia. The Compensation Committee, with the assistance of FWC, then evaluated each of the three key components of our executive compensation program against the 2011 Peer Group in determining whether any changes were appropriate. This evaluation and the subsequent changes made are set forth under the description of each of the three key components of our executive compensation program: base salary, short term (cash) incentive compensation and long-term incentive compensation.

The Compensation Committee does not have a formal or informal policy or target for allocating compensation between cash and non-cash compensation, or among the different forms of non-cash compensation. In allocating compensation between cash and non-cash forms, the Compensation Committee, after reviewing information provided by FWC, determines what it believes is in its business judgment to be the appropriate level of each of the various compensation components with an overall goal of setting total direct compensation between the median and the 75th percentile for our 2011 Peer Group.

Base Salary

Base salary is used to recognize the experience, skills, knowledge and responsibilities of our employees, including our Named Executive Officers. In determining the amount of compensation to be paid to our Named Executive Officers, the Compensation Committee adheres to long established compensation policies pursuant to which executive compensation is determined. The key factors in determining base salary are the prevailing rate of compensation for positions of like responsibility and the level of the Named Executive Officer's compensation in relation to others with similar responsibilities and tenure. To ensure both competitiveness and appropriateness of base salaries, we retain independent compensation consultants on a periodic basis to update the job classification and pay scale structure pursuant to which individual Named Executive Officers are classified and the pay ranges with which their jobs are associated.

Base salaries are reviewed at least annually by our Compensation Committee and are adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Based on the 2011 Competitive Review, the Committee determined that base salaries for the Named Executive Officers were between the median and the 75th percentile for the 2011 Peer Group and as result the Committee determined to maintain base salaries at 2010 levels.

Annual Short-Term (Cash) Incentive Compensation

General

The Compensation Committee has the authority to award annual short-term (cash) incentive compensation to our Named Executive Officers in accordance with specific performance criteria established each year and based on the extent to which those criteria were achieved. The Compensation Committee believes that this component of our executive compensation program promotes the Company's performance-based compensation philosophy by providing Named Executive Officers with direct financial incentives in the form of annual cash incentives for achieving specific performance goals. Criteria for the annual short-term (cash) compensation awards are established and awards are ultimately made in a manner intended to reward both overall corporate performance and an individual's participation in attaining such performance. Our annual short-term (cash) incentive awards are paid in cash, ordinarily in a one payment in the first quarter following the completion of the fiscal year.

Annual Incentive Plan

The Named Executive Officers participate in the Company's Annual Incentive Plan, pursuant to which, for 2011, the Named Executive Officers were eligible to receive a maximum bonus award based on a percentage of net income achieved for the fiscal year. Net income was selected as the performance metric under the Annual Incentive Plan because it is a primary reporting metric for the Company and is based on generally accepted accounting principles. Net income includes all income and expense items and all gains and losses, whether they are considered recurring or non-recurring. The Committee selected net income as the performance metric to ensure that the maximum potential payout is determined as a percentage of controllable profit.

Maximum Award

For 2011, the maximum potential award for Mr. Lucia was equal to 5% of our 2011 net income and the maximum potential award for each of the other Named Executive Officers was equal to 2.5% of our 2011 net income. The Committee uses these percentages of net income to determine the maximum bonus awards payable to the Named Executive Officers and then may exercise its downward

discretion to reduce, but not increase, those maximum award payouts. However, in no event can an award exceed the Annual Incentive Plan's per person maximum of $2.0 million.

Reduction of Maximum Award

The Committee may reduce the maximum bonus awards based on the pre-determined annual short-term (cash) incentive award opportunity, or bonus target, established for each Named Executive Officer. As discussed below, in exercising its discretion whether to reduce the maximum awards, the primary factors that the Compensation Committee considers when determining the actual short term (cash) incentive compensation for our Named Executive Officers are predetermined financial performance objectives, but it may increase or decrease the annual award based on a Named Executive Officer's attainment of goals relating to strategic objectives or to account equitably for items impacting the predetermined performance objectives that are non-recurring in nature.

2011 Financial Goals

The target annual award opportunity for our Named Executive Officers for 2011 and the pre-determined financial and other goals against which their performance was measured were as follows:

Named Executive Officer	Target Award Opportunity (as a % of base salary)	Financial & Other Objectives
W. C. Lucia	65%	100% based on Company's achievement of net income target
W. D. Hosp	50%	100% based on Company's achievement of net income target
S. Curtin	50%	25% based on Company's achievement of operating income target 75% based on achievement of business area operating income target
C. Dragonetti	50%	50% at the Committee's discretion 50% based on achievement of business area operating income target
M. Perrin	50%	25% based on Company's achievement of operating income target 75% based on achievement of business area operating income target

The financial objective established for 2011 for Messrs. Lucia and Hosp was the achievement by the Company of a specific net income target, adjusted for the HDI acquisition and other non-recurring expenses. As illustrated in the chart below, the applicable percentage of the bonus target to be paid varies with the percentage of the Company's attainment of its net income target. The net income target for 2011 was $51.0 million.

Net Income Target (in millions)	Percent of Target Achieved	Bonus Multiple
$43.4	85%	—
$47.2	92.5%	0.5
$51.0	100%	1.0
$56.1	110%	1.6
$61.2	120%	2.2
$66.3	130%	2.8
$71.4	140%	3.4

Given the roles of Mr. Curtin and Ms. Perrin as leaders of specific operating areas, the Committee, upon the advice of Mr. Lucia and FWC, determined that a more appropriate financial objective for these Named Executive Officers should include both the achievement by the Company of a specified operating income target and a business area financial objective. As a result, their 2011 annual short-term (cash) incentive award opportunity was based on the following: (i) 25% is based on the Company's achievement of a specified operating income target (the "Company Component") and (ii) 75% is based on their respective business area's achievement of a specified operating income target (the "Business Area Component"). The Committee believes that this weighting between the Company and Business Area Components provides the appropriate balance between linking their short term (cash) compensation to Company performance, over which they have limited control and linking it to their own performance through their respective business area's operating income, over which they have more control and in each case, providing an incentive that focuses on encouraging sustained growth and long-term success.

As illustrated in the chart below, the applicable percentage of the Corporate Component of the bonus target to be paid varies with the percentage of the Company's attainment of its operating income target. The Company's operating income target for 2011 was $85.5 million.

Company Operating Income Target (in millions)	Percent of Target Achieved	Bonus Multiple
$72.7	85%	—
$79.0	92.5%	0.5
$85.5	100%	1.0
$94.0	110%	1.6
$102.6	120%	2.2
$111.1	130%	2.8
$119.7	140%	3.4

Upon the achievement of 100% of the Company's operating income target, Mr. Curtin and Ms. Perrin would be entitled to the full Corporate Component of 25% of their respective targeted annual award opportunity.

Mr. Curtin's business area operating income target for 2011 was $166.2 million and as illustrated below, the percentage of the Business Area Component of his targeted annual incentive award opportunity varies with the percentage of his business area's attainment of its operating income target.

Curtin Business Area Operating Income Target (in millions)	Percent of Target Achieved	Bonus Multiple
$141.3	85%	—
$153.7	92.5%	0.5
$166.2	100%	1.0
$182.8	110%	1.3

Ms. Perrin's business area operating income target for 2011 was $160.5 million and as illustrated below, the percentage of the Business Area Component of her targeted annual incentive award opportunity varies with the percentage of her business area's attainment of its operating income target.

Perrin Business Area Operating Income Target (in millions)	Percent of Target Achieved	Bonus Multiple
$136.5	85%	—
$148.5	92.5%	0.5
$160.5	100%	1.0
$176.6	110%	1.3

In January 2011, Ms. Dragonetti assumed leadership of the newly created functional area of Corporate Development. Given that this business area is new to the Company and in acknowledgement of its start-up phase, the Committee, upon the advice of Mr. Lucia, determined that 50% of Ms. Dragonetti's annual short-term (cash) incentive award opportunity would be discretionary and the remaining 50% would be based on her business area's achievement of an operating income target of $7.5 million. As illustrated below, the portion of her bonus that is based on business area performance is determined by the percentage of her business area's attainment of its operating income target.

Dragonetti Business Area Operating Income Target (in millions)	Percent of Target Achieved	Bonus Multiple
$6.3	85%	—
$6.9	92.5%	0.5
$7.5	100%	1.0

2011 Individual Goals

Specific individual goals are not set for each Named Executive Officer; rather, following completion of the fiscal year, the Compensation Committee assesses each Named Executive Officer's overall contributions to helping the Company achieve its financial objective by (i) improving revenue, net income, cash flow, operating margins, earnings per share and return on shareholders' equity, (ii) developing competitive advantages, (iii) dealing effectively with the growing complexity of our business, (iv) developing business strategies, managing costs and improving the quality of our services as well as customer satisfaction, (v) successfully executing divestitures, acquisitions and strategic partnerships, (vi) implementing operating efficiencies and (vii) general performance of individual job responsibilities.

2011 Short-Term (Cash) Incentive Compensation Calculations

Named Executive Officer	Achievement of Financial Objective	Achievement of Business Area Financial Objective	Other Factors	Total(1)
W. C. Lucia	$495,775	n/a	$ 60,000	$555,775
W. D. Hosp	$249,354	n/a	$ 60,000	$309,354
S. Curtin	$ 54,954	$165,851	$ 54,195	$275,000
C. Dragonetti	n/a	—	$160,000	$160,000
M. Perrin	$ 54,954	$217,954	$ 12,092	$285,000

(1) The amounts in this column do not exceed the Plan maximums, which for 2011 were $2.0 million for Mr. Lucia and $1.2 million for each of the other Named Executive Officers.

The Committee, in exercising its discretion under the Annual Incentive Plan to determine the amount of the 2011 awards for Mr. Hosp and Mr. Lucia, considered the Company's achievement of net income of $52.5 million (adjusted for the HDI acquisition and other non-recurring expenses), which was 2.9% over the targeted amount for 2011 of $51.0 million. The Committee also considered for (i) Mr. Lucia its overall results under his leadership, which, among other achievements, included the completion of the HDI acquisition in December 2011 and (ii) for Mr. Hosp his key role in the HDI acquisition and related financing.

The Committee, in exercising its discretion under the Annual Incentive Plan to determine the amount of the 2011 award for Mr. Curtin considered the Company's achievement of operating income which was 1.7% over the targeted amount for 2011, Mr. Curtin's business area operating income which was 3.0% over the targeted amount for 2011 and his contributions to the Company's achievement of its overall strategic plan.

The Committee, in exercising its discretion under the Annual Incentive Plan to determine the amount of the 2011 award for Ms. Dragonetti considered Ms. Dragonetti's business area operating income which was below the targeted amount for 2011. The Committee also considered her contributions in the newly created area of corporate development, the early stage of this business area relative to the Company's other business areas and her contributions to the Company's achievement of its overall strategic plan.

The Committee, in exercising its discretion under the Annual Incentive Plan to determine the amount of the 2011 award for Ms. Perrin considered the Company's achievement of operating income which was 1.7% over the targeted amount for 2011, Ms. Perrin's business area operating income which was 13.6% over the targeted amount for 2011 and her contributions to the Company's achievement of its overall strategic plan.

Results of 2011 Competitive Review

Based on the 2011 Competitive Review performed by FWC, it was determined that the targeted annual short-term (cash) incentive award opportunity for the Named Executive Officers were below the median of the 2011 Peer Group and were generally at or near the 25th percentile. Consistent with the Compensation Committee's goal of providing total direct compensation packages between the median and the 75th percentile for the 2011 Peer Group, the Compensation Committee approved increasing the target annual short-term (cash) incentive award of our Named Executive Officers effective as of January 1, 2012, as follows: (i) Mr. Lucia's target was increased from 65% of his base salary to the 2011 Peer Group median of 100% of his base salary and (ii) Messrs. Hosp, Curtin and Mses.

Dragonetti and Perrin from 50% of their respective base salaries to the 2011 Peer Group median of 65% of their respective base salaries.

Long-Term Incentive Compensation

2011 Competitive Review

In connection with the 2011 Competitive Review, the Compensation Committee evaluated the long-term incentive compensation component of the executive compensation program with an overall goal of establishing long-term incentive awards that approximate the median of the 2011 Peer Group. With the guidance of FWC, the Committee reviewed the Company's long-term incentive grant practices, including a review of share usage (shares granted in equity plans as a percentage of weighted average shares outstanding) and potential dilution relative to peer group practice and fair value transfer analysis that measures the aggregate value of long-term incentives as a percent of market capitalization and revenue.

Taking into consideration FWC's recommendations and the Committee's overall goal of maintaining target total direct compensation at between the median and the 75th percentile for the 2011 Peer Group, the Committee established a target amount for total long-term compensation. The target amount for Mr. Lucia brought his total direct compensation (including the increase in his 2012 short term (cash) incentive compensation award target) up to the median for the 2011 Peer Group and the target amount for the other Named Executive Officers brought their total direct compensation (including the increase in their short term (cash) incentive compensation award target) to between the median and the 75th percentile for the 2011 Peer Group.

How Awards Are Granted

The longer-term component of our executive compensation program has generally consisted of stock options and was expanded to include restricted stock awards in 2009 and restricted stock units in 2011. We believe that equity grants provide our Named Executive Officers with a strong link to our long-term performance to create an ownership culture and help to align their interests with those of our shareholders.

Typically, during the fourth quarter of each year, the dates for the upcoming years' meetings of the Compensation Committee are scheduled. The award determination takes place at the regularly scheduled meeting of the Compensation Committee held following the second quarter of each year. Equity awards are typically granted to our executives annually on October 1. Equity awards are granted upon the recommendation of management and approval of the Compensation Committee based upon its subjective evaluation of the appropriate grant depending upon the level of responsibility of each Named Executive Officer. In accordance with our Fourth Amended and Restated 2006 Stock Plan (the "2006 Plan"), we set the exercise price of all stock options equal to the closing price of our common stock on the NASDAQ Global Select Market on the day of the grant or, if no such prices are reported for that day, the next date on which prices are reported as determined by the Compensation Committee. Stock options generally become exercisable in installments over the period specified by the Compensation Committee. Accordingly, a stock option grant will provide a return to the executive officer only in the following circumstances: (i) the executive officer remains employed during the vesting period (ii) the performance conditions are achieved and (iii) the market price of our common stock appreciates from the option's exercise price. As a result, stock options strongly support our objective of ensuring that pay is aligned with changes in shareholder value.

We have issued restricted stock awards and restricted stock units to support the goal of retaining key Named Executive Officers. Restricted stock awards and restricted stock units issued to executives generally vest in installments over the period specified by the Compensation Committee. Accordingly, restricted stock awards and restricted stock units will provide a return to the executive officer only if the executive officer remains employed during the vesting period. The value of the restricted stock awards and restricted stock units to the executive increases as the market price of our common stock increases, but because no specific amount of market price appreciation is necessary for a return to be provided to the executive, the number of shares underlying a restricted stock award and a restricted stock unit is lower relative to the number of shares underlying a stock option grant.

2011 Long-Term Incentive Plan Grants

For the 2011 fiscal year, in making its determinations with respect to granting long-term incentives, the Compensation Committee considered FWC's recommendations based on the 2011 Competitive Review and the individual contributions of the Named Executive Officers discussed above under "Annual Short-Term (Cash) Incentive Compensation," in addition to several more objective factors, including comparative share ownership of similarly-situated executives, the Company's financial performance, the amount of equity previously awarded, the vesting of such awards and the retention value of the award. In determining amounts of long-term incentive compensation to be awarded, no fixed or specific mathematical weighting was applied to the subjective or the objective assessment of the Named Executive Officers' individual achievements.

Consistent with prior years, the Committee determined that the Named Executive Officers would receive 50% of the value of their total 2011 annual long-term incentive awards in time vested stock options and 50% in performance-based stock options. The Committee believes that this mix of vesting supports several important objectives, including compensating Named Executive Officers for achievement of long-term goals tied to business strategy through the use of performance-based vesting, rewarding Named Executive Officers for sustained increases in stock price, enhancing retention by mitigating the impact of stock price fluctuations and ensuring the overall cost of the program is aligned with compensation realized by Named Executive Officers and performance delivered to shareholders. In addition, annual grants of long-term incentives are intended to be competitive with those of our 2011 Peer Group.

In September 2011, the outside directors of the Compensation Committee approved the grant, on October 1, 2011, of non-qualified stock options to purchase: (i) 143,256 shares of our common stock to Mr. Lucia and (ii) 50,736 shares of our common stock to Messrs. Hosp and Curtin and Mses. Dragonetti and Perrin. The exercise price for these stock options was $22.95 per share. These stock options are exercisable over seven years and contain a performance vesting component. For more information about the performance vesting component see the discussion following the Grants of Plan-based Awards table below.

2011 Retention Grant

In connection with its executive compensation review in July 2010, the Compensation Committee recommended that the Board approve a retention grant in February 2011 of restricted stock units to each of the Named Executive Officers. In February 2011, the Board approved the grant of restricted stock units with an aggregate value of $4.95 million. An aggregate of 200,886 restricted stock units were granted to our Named Executive Officers on February 18, 2011, based on the closing price of our common stock of $24.64 on the NASDAQ Global Select Market on that date. The restricted stock units vest in 25% increments, with the first 25% vesting on the second anniversary of the grant date and the remainder vesting ratably on the third, fourth and fifth anniversaries of the grant date.

Benefits and Other Compensation

We maintain broad-based benefits that are provided to all employees, including health and dental insurance, life and disability insurance and a 401(k) plan. Our Named Executive Officers are eligible to participate in all of our employee benefit plans, in each case on the same basis as other employees. The Company matches 100% of participant contributions to our 401(k) plan up to 3% of their eligible compensation and 50% of the next 2% of their eligible compensation contributed to the 401(k) plan, up to a maximum of $9,800 per annum.

Severance and Change-in-Control Benefits

To enable us to offer competitive total compensation packages to our senior executives, as well as to ensure the ongoing retention of these individuals when considering transactions that may create uncertainty as to their future employment with us, in 2011 the Committee approved standardizing the terms of employment of our senior executives, which included providing consistent separation and change in control protection

Based on information provided by FWC, the Committee believes that the protection afforded provides a level of benefits that are estimated to be within a reasonable range based on competitive practices with respect to comparable positions. We believe that the benefits provided under these agreements are consistent with the Company's objective of attracting and retaining highly qualified executives and provide reasonable assurance so that our senior executives are not distracted from their duties during the uncertainty that may accompany a possible change in control.

We have provided detailed information about Mr. Lucia's employment agreement and our agreements with the other Named Executive Officers and the benefits provided to Mr. Lucia and the other Named Executive Officers under their respective agreements, along with estimates of the value of such benefits under various circumstances, under the caption "Potential Payments upon Termination of Employment or Change-in-Control" below.

Tax Considerations

Code Section 162(m) prohibits us from deducting any compensation in excess of $1 million paid to our Chief Executive Officer and the three other most highly compensated Named Executive Officers employed at the end of the year (other than our Chief Financial Officer), except to the extent that such compensation is paid pursuant to a shareholder approved plan upon the attainment of specified performance objectives. The Compensation Committee believes that tax deductibility is an important factor, but not the sole factor, to be considered in setting executive compensation policy. Accordingly, the Compensation Committee periodically reviews the potential consequences of Section 162(m) and generally intends to take such reasonable steps as are required to avoid the loss of a tax deduction due to Section 162(m). However, the Compensation Committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to or earned by our Named Executive Officers for the fiscal years ended December 31, 2011, 2010 and 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[3]	Total Compensation ($)
William C. Lucia	2011	650,000	—	1,350,000[4]	1,200,000[5]	555,775	9,800	3,765,575
President and Chief Executive Officer[7]	2010	553,846	—	—	425,200[6]	500,692	9,800	1,489,538
	2009	406,923	—	1,000,000[8]	289,600[9]	442,060	18,300[10]	2,156,883
Walter D. Hosp	2011	425,000	—	900,000[4]	425,000[5]	309,354	9,800	2,069,154
Chief Financial Officer	2010	367,308	—	—	340,160[6]	244,715	9,800	961,983
	2009	337,500	—	800,000[8]	231,700[9]	221,030	9,800	1,600,030
Sean Curtin[11]	2011	400,000	—	900,000[4]	425,000[5]	275,000	—	2,000,000
Executive Vice President, Operations	2010	340,384	37,500[12]	—	340,160[6]	269,785	—	987,829
Christina Dragonetti[11]	2011	400,000	—	900,000[4]	425,000[5]	160,000	9,800	1,894,800
Executive Vice President, Corporate Development	2010	310,577	—	—	340,160[6]	183,444	9,800	843,981
Maria Perrin[11]	2011	400,000	—	900,000[4]	425,000[5]	285,000	9,800	2,019,800
Executive Vice President, Government Markets	2010	340,384	—	—	340,160[6]	242,984	9,800	933,328

(1) The amounts in this column represent the grant date fair value of service-based restricted stock awards and restricted stock units computed in accordance with Financial Accounting Standards Board (FASB) guidance on stock-based compensation, assuming all service conditions are met. The relevant assumptions made in the valuations may be found: (i) in Note 10 of the Notes to Consolidated Financial Statements in our 2011 Annual Report on Form 10-K (the "2011 Form 10-K") for purposes of the restricted stock units awarded in 2011 and (ii) in Note 11 of the Notes to Consolidated Financial Statements in our 2009 Annual Report on Form 10-K (the "2009 Form 10-K") for purposes of the restricted stock awards in 2009. The grant date fair value of service-based restricted stock is determined based on the number of shares granted and the fair value of our common stock on the grant date, which is the closing sales price per share of our common stock reported on The NASDAQ Global Select Market on that date.

(2) The amounts in this column represent the grant date fair value of the service/performance-based stock option grants computed in accordance with FASB guidance on stock-based compensation, assuming all service and performance conditions are met. The relevant assumptions made in the valuations may be found in Note 10 of the Notes to Consolidated Financial Statements in our 2011 Form 10-K for 2011 option grants, in Note 10 of the Notes of Consolidated Financial Statements in our 2010 Annual Report on Form 10-K for 2010 stock option grants, and in Note 11 of the Notes to Consolidated Financial Statements in our 2009 Form 10-K for 2009 stock option grants. The grant date fair value of service/performance-based stock options is determined based on the number of shares granted and the fair value of our common stock on the grant date, which is the closing sales price per share of our common stock reported on The NASDAQ Global Select Market on that date.

(3) Except as described in footnote 10 below, the amounts in this column reflect 401(k) employer matching contributions.

(4) In February 2011, Messrs. Lucia, Hosp and Curtin and Mses. Dragonetti and Perrin were each granted restricted stock units under the Fourth Amended and Restated 2006 Stock Plan, or the 2006 Stock Plan, at a market price per share of $24.64. Mr. Lucia was granted 54,786 restricted stock units and the other Named Executive Officers were each granted 36,525 restricted stock units.

(5) In October 2011, Messrs. Lucia, Hosp and Curtin and Mses. Dragonetti and Perrin were each granted non-qualified stock options to purchase shares of our common stock under the 2006 Stock Plan, at a purchase price per share of $22.95. Mr. Lucia was granted a non-qualified stock option for 143,256 shares and the other Named Executive Officers were each granted a non-qualified stock option for 50,737 shares.

(6) In October 2010, Messrs. Lucia, Hosp and Curtin and Mses. Dragonetti and Perrin were each granted non-qualified stock options to purchase shares of our common stock under the 2006 Stock Plan, at a purchase price per share of $19.77. Mr. Lucia was granted a non-qualified stock option for 60,000 shares and the other Named Executive Officers were each granted a non-qualified stock option for 48,000 shares.

(7) Mr. Lucia became our Chief Executive Officer effective March 1, 2009. Prior to that date, Mr. Lucia served as our President and Chief Operating Officer.

(8) In February 2009, Messrs. Lucia and Hosp were granted 95,940 and 76,752 shares of restricted stock, respectively, under the 2006 Stock Plan.

(9) In October 2009, Messrs. Lucia and Hosp were granted non-qualified stock options to purchase shares of our common stock under the 2006 Stock Plan, at an exercise price per share of $12.60. Mr. Lucia was granted a non-qualified stock option for 60,000 shares and Mr. Hosp was granted a non-qualified stock option for 48,000 shares.

(10) Represents $8,500 in relocation allowance and $9,800 in 401(k) employer matching contributions.

(11) Mr. Curtin and Mses. Dragonetti and Perrin were appointed as executive officers in July 2010.

(12) In January 2010, the Compensation Committee awarded Mr. Curtin a discretionary bonus based upon performance in 2010.

Narrative Discussion to Summary Compensation Table and Grants of Plan-Based Awards Table

The following discussion supplements the information provided in the Summary Compensation Table that precedes this discussion and the Grants of Plan Based Awards Table that follows this discussion.

Bonus

The "Bonus" column in the Summary Compensation Table represents one-time discretionary bonuses by our Compensation Committee or Board of Directors.

Stock Awards

In February 2011, our Named Executive Officers were granted restricted stock units under the 2006 Stock Plan. The restricted stock units vest in 25% increments, with the first 25% vesting on the second anniversary of the grant date and the remainder vesting ratably on the third, fourth and fifth anniversaries of the grant date. See "Potential Payments upon Employment Termination or Change-in-Control" for additional information regarding matters that could affect the vesting of such awards.

In February 2009, Messrs. Lucia and Hosp were granted 95,940 and 76,752 shares of restricted stock, respectively, under the 2006 Stock Plan (of which 23,985 and 19,188 shares, respectively have vested as of December 31, 2011). Subject to Messrs. Lucia's and Hosp's continued employment, the restricted stock vests over four years in 25% increments on each anniversary of the grant date, commencing on the second anniversary.

Option Awards

In October 2011, 2010 and 2009, our Named Executive Officers were granted non-qualified stock options under the 2006 Stock Plan. The stock options vest as follows: (i) 50% of the grant vests annually in one-third increments, with the first one-third vesting on December 31 of the year after the grant date and the remaining two-thirds vesting on December 31 of the second and third year after the grant date and (ii) 50% vests on December 31 of the third year after the grant date to the extent that certain pre-defined earnings per share growth and service conditions are satisfied.

See "Grants of Plan Based Awards, for the year ended December 31, 2011" for information regarding the options granted in 2011 and "Potential Payments upon Employment Termination and Change-in-Control" for additional information regarding matters that could affect the vesting of such options.

Non-Equity Incentive Plan Compensation

The amounts set forth in this column reflect the amounts paid to our Named Executive Officers as part of their annual short-term (cash) incentive compensation, as discussed in the Compensation Discussion and Analysis, which precedes the Summary Compensation Table. Each Named Executive

Officer has a targeted annual short-term (cash) incentive award opportunity that is based on a percentage of his/her base salary for the fiscal year and which is earned based on the Named Executive Officer's achievement of short-term financial goals and other strategic objectives measured over the year.

Grants of Plan-Based Awards For the Year Ended December 31, 2011

Name	Grant Date	Compensation Committee Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Options/ Awards ($/Sh)(5)	Grant Date Fair Value of Stock and Option Awards($)(6)
			Threshold($)	Target($)	Maximum($)	Target(#)(2)				
W. C. Lucia										
AIP			21,125	422,500	2,000,000					
RSU	2/18/11	7/29/10					54,786		$24.64	1,350,000
Options	10/1/11	9/28/11				71,628		71,628	$22.95	1,200,000
W. D. Hosp										
AIP			10,625	212,500	1,194,633					
RSU	2/18/11	7/29/10					36,525		$24.64	900,000
Options	10/1/11	9/28/11				25,369		25,368	$22.95	425,000
S. Curtin										
AIP			10,000	200,000	1,194,633					
RSU	2/18/11	7/29/10					36,525		$24.64	900,000
Options	10/1/11	9/28/11				25,369		25,368	$22.95	425,000
C. Dragonetti										
AIP			10,000	200,000	1,194,633					
RSU	2/18/11	7/29/10					36,525		$24.64	900,000
Options	10/1/11	9/28/11				25,369		25,368	$22.95	425,000
M. Perrin										
AIP			10,000	200,000	1,194,633					
RSU	2/18/11	7/29/10					36,525		$24.64	900,000
Options	10/1/11	9/28/11				25,369		25,368	$22.95	425,000

AIP: Annual Incentive Plan

RSU: Service-based restricted stock units

Options: Service and performance based non-qualified stock options

(1) Amounts represent the short term (cash) incentive compensation that could be earned by the Named Executive Officers. The threshold amount shown is 5% of the individual's targeted annual award opportunity, which would be payable if the Company achieved 86% of the applicable targeted financial measure for 2011. The target amount shown is 100% of the individual's targeted annual award opportunity and assumes that the Named Executive Officers achieves all related predetermined financial or other objectives. The maximum amount represents the shareholder-approved maximum payout under the Annual Incentive Plan. The Annual Incentive Plan is intended to meet the requirements of IRC Section 162(m), and the maximum column reflects maximum awards possible under the Annual Incentive Plan. The actual short-term (cash) incentive compensation paid for 2011 is shown in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column. Our short-term (cash) incentive plan is described in the Compensation Discussion and Analysis, under the heading "Annual Short-Term (Cash) Incentive Compensation." Mr. Lucia's target award opportunity for 2011 was 65% of base salary and the target award opportunity for our other Named Executive Officers was 50% of base salary.

(2) Amounts represent the portion of the non-qualified stock option grant made to the Named Executive Officers in 2011 that is conditioned on performance. These non-qualified stock option grants are described in the Compensation Discussion and Analysis under the heading "Long Term Incentive Compensation." The vesting terms for these grants are described in the Narrative Discussion to the Summary Compensation Table and Grants of Plan Based-Awards Table.

(3) Amounts represent service-based restricted stock units granted to the Named Executive Officers in 2011. These restricted stock units are described in the Compensation Discussion and Analysis under the heading "2011 Retention Grants." The vesting terms for these grants are described in the Narrative Discussion to the Summary Compensation Table and Grants of Plan-Based Awards Table.

(4) Amounts represent the portion of the non-qualified stock option grant made to the Named Executive Officers in 2011 that is conditioned on continued service. These non-qualified stock option grants are described in the Compensation Discussion and Analysis under the heading "Long Term Incentive Compensation." The vesting terms for these grants are described in the Narrative Discussion to the Summary Compensation Table and Grants of Plan-Based Awards Table.

(5) The exercise price equals the closing price of our common stock on the date of the grant or, if no such prices are reported for that day, the next date on which prices are reported as determined by the Compensation Committee.

(6) The amounts in this column represent the grant date fair value of each stock option grant computed in accordance with FASB guidance on stock-based compensation, assuming all performance conditions are met. The relevant assumptions made in the valuations may be found in Note 10 of the Notes to Consolidated Financial Statements as described in our 2011 Form 10-K.

Outstanding Equity Awards at December 31, 2011

Name	Option Awards					Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(1)
W. C. Lucia						71,955(2)	$2,301,121
						54,786(3)	$1,752,056
	161,995	—	—	$ 3.14	5/4/16		
	304,005	—	—	$ 3.66	6/26/16		
	90,000	—	—	$ 7.99	9/30/15		
	45,000	—	—	$ 8.48	9/30/12		
	20,000	10,000(4)	30,000(4)	$12.60	10/1/16		
	10,000	20,000(5)	30,000(5)	$19.77	9/30/17		
	—	71,628(6)	71,628(6)	$22.95	9/30/18		
W. D. Hosp						57,564(2)	$1,840,897
						36,525(3)	$1,168,070
	180,000	—	—	$ 6.37	7/2/17		
	75,000	—	—	$ 7.99	9/30/15		
	45,000	—	—	$ 8.48	9/30/12		
	16,000	8,000(4)	24,000(4)	$12.60	10/1/16		
	8,000	16,000(5)	24,000(5)	$19.77	9/30/17		
	—	25,369(6)	25,368(6)	$22.95	9/30/18		
S. Curtin						43,173(2)	$1,380,673
						36,525(3)	$1,168,070
	—	30,000(7)	—	$ 7.99	9/30/15		
	7,500	—	—	$ 8.48	9/30/12		
	30,000	60,000(8)	—	$12.60	10/1/16		
	8,000	16,000(5)	24,000(5)	$19.77	9/30/17		
	—	25,369(6)	25,368(6)	$22.95	9/30/18		
C.Dragonetti						43,173(2)	$1,380,673
						36,525(3)	$1,168,070
	6,624	—	—	$ 3.14	5/4/16		
	122,805	—	—	$ 3.66	6/26/16		
	45,000	—	—	$ 7.99	9/30/15		
	36,000	—	—	$ 8.48	9/30/12		
	14,000	7,000(4)	21,000(4)	$12.60	10/1/16		
	8,000	16,000(5)	24,000(5)	$19.77	9/30/17		
	—	25,369(6)	25,368(6)	$22.95	9/30/18		
M. Perrin						71,955(2)	$2,301,121
						36,525(3)	$1,168,070
	13,458	—	—	$ 7.43	4/30/17		
	60,000	—	—	$ 7.99	9/30/15		
	5,001	—	—	$ 8.48	9/30/12		
	16,000	8,000(4)	24,000(4)	$12.60	10/1/16		
	8,000	16,000(5)	24,000(5)	$19.77	9/30/17		
	—	25,369(6)	25,368(6)	$22.95	9/30/18		

(1) Market value is calculated by multiplying the closing sales price per share of our common stock on The NASDAQ Global Select Market ($31.98) on December 31, 2011 by the number of shares of stock that have not vested.

(2) Represents shares of restricted stock granted on February 19, 2009. Subject to each Named Executive Officers' continued employment, the restricted stock granted to him/her vests over four years in 25% increments on each anniversary of the grant date, commencing on the second anniversary.

(3) Represents restricted stock units granted on February 18 2011. Subject to each Named Executive Officers' continued employment, the restricted stock units granted to him/her vest over four years in 25% increments on each anniversary of the grant date, commencing on the second anniversary.

(4) Represents stock options with the following vesting schedule: 50% vest in one-third increments on December 31, 2010, 2011 and 2012. The remaining 50% vests on December 31, 2012 to the extent that certain pre-defined performance and service conditions are satisfied.

(5) Represents stock options with the following vesting schedule: 50% vests in one-third increments on December 31, 2011, 2012 and 2013. The remaining 50% vests on December 31, 2013 to the extent that certain pre-defined performance and service conditions are satisfied.

(6) Represents stock options with the following vesting schedule: 50% vests in one-third increments on December 31, 2012, 2013 and 2014. The remaining 50% vests on December 31, 2014 to the extent that certain pre-defined performance and service conditions are satisfied.

(7) Stock options vest in full on October 1, 2012.

(8) Stock options vest in 25% increments, with the first vesting on October 1, 2010 and the remainder vesting ratably on October 1, 2011, 2012 and 2013.

2011 Option Exercises and Stock Vested

The following table sets forth certain information concerning the stock options exercised and stock awards that vested for our Named Executive Officers during the year ended December 31, 2011.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)[(1)]**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)[(2)]**
W. C. Lucia	203,000	4,523,088	23,985	590,990
W. D. Hosp	—	—	19,188	472,792
S. Curtin	207,504	3,697,013	14,388	354,520
C. Dragonetti	60,798	1,444,872	14,388	354,520
M. Perrin	54,042	994,400	23,985	590,990

(1) The value realized on the exercise of stock options is based on the difference between the exercise price and the market price (used for tax purposes) of our common stock on the date of exercise.

(2) Value realized on vesting represents the number of shares acquired on vesting multiplied by the market value of the shares of Common Stock on the vesting date, which is the closing price of the shares on February 18, 2011.

Potential Payments Upon Termination of Employment or Change in Control

The following information and table set forth the additional amounts payable to each of our Named Executive Officers in the event of a termination of employment as a result of involuntary termination, resignation for Good Reason (as defined below), resignation for Good Reason upon a Change in Control (as defined below) and involuntary termination following a Change in Control.

In April 2012, we entered into new employment agreements with Messrs. Hosp and Curtin and Mses. Dragonetti and Perrin; therefore, the following table presents the amounts payable to these executive officers under the terms of their new agreements, rather than their prior agreements.

Assumptions and General Principles

Set forth below are the assumptions and general principles used to calculate the amounts payable to each Named Executive Officer in each circumstance set forth in the table. The actual amounts to be paid to the Named Executive Officer can only be determined at the time the Named Executive Officer's employment terminates or upon a Change in Control.

- The amounts shown in the table are based on the assumption that each Named Executive Officer was terminated on December 31, 2011. Accordingly, the table reflects amounts earned as of December 31, 2011 and includes estimates of amounts that would be paid to the Named Executive Officer upon the occurrence of a termination or Change in Control. The table also reflects the targeted annual short-term (cash) incentive award that the Named Executive Officers would have been entitled to receive for 2011 and not the amount that the Compensation Committee determined to pay (as set forth in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table).
- Regardless of the manner in which the Named Executive Officer's employment is terminated, a Named Executive Officer is entitled to receive (i) any earned but unpaid salary and accrued but unused paid time off through the date of termination and (ii) except in the event the termination is for Cause, any earned bonus for the calendar year preceding the calendar year in which his/her employment ends. Amounts due for unused paid time off for 2011 are not shown in the table.
- Under the terms of our 2006 Stock Plan, upon a Named Executive Officer's termination of employment (for any reason other than gross misconduct), stock option exercises will be limited to the portions of the stock options that were immediately exercisable at the date of such termination. The amounts shown in the table do not include the value of such immediately exercisable stock options.

Definitions From Award Agreements/2006 Stock Plan

- Under our Restricted Stock Award Agreement, "cause" means a termination with "cause" under the terms of the Named Executive Officer's employment agreement. If there is no such employment agreement in effect for the Restricted Stock Awards or as provided in certain of our Restricted Stock Unit and Stock Option Agreements, a termination with "cause" as determined by the Board, means a termination on account of deliberate gross misconduct and shall also be deemed to include the violation, after any such termination, of the terms of a Restrictive Covenant and Confidentiality/Non-Disclosure Agreement with the Company. Under the 2006 Stock Plan, "cause" is equated with "gross misconduct," as determined by the Compensation Committee or Board of Directors.
- Under the terms of the 2006 Stock Plan, a "Change of Control" shall mean the occurrence of any of the following events: (i) at least a majority of the Board shall cease to consist of directors of the Company who served in such capacity at the time the 2006 Stock Plan was adopted or during each subsequent renewal term or were approved by a then majority of continuing directors for addition to Board; (ii) any "person" or "group" shall have acquired beneficial ownership (as defined in Regulation 13d-3) of shares having 30% or more of the voting power of all outstanding shares, unless such acquisition is preapproved by the Board; (iii) a merger or consolidation occurs in which the outstanding shares are converted into shares of another company, or other securities, or cash or other property and the pre-transaction shareholders cease to hold at least 55% of the post-change voting power, (iv) the sale of all, or substantially all, of the Company's assets occurs; or (v) the Company's stockholders approve a plan of complete liquidation of the Company, with the definition subject to further limitations if necessary to conform to Section 409A of the Internal Revenue Code of 1986.

Definitions From Employment Agreements

- "Cause" means: (i) fraud with respect to the Company or any of its subsidiaries and affiliates; (ii) material misrepresentation to any regulatory agency, governmental authority, outside or internal auditors, internal or external Company counsel, or the Board concerning the operation or financial status of the Company or of any of its subsidiaries and affiliates; (iii) theft or embezzlement of assets of the Company or any of its subsidiaries or affiliates; (iv) conviction, or plea of guilty or nolo contendere to any felony (or to a felony charge reduced to a misdemeanor), or, with respect to the Named Executive Officer's employment, to any misdemeanor (other than a traffic violation); (v) material failure to follow the Company's conduct and ethics policies that have been provided or made available to the Named Executive Officer; (vi) a material breach of the Named Executive Officer's employment agreement; and/or (vii) continued failure to attempt in good faith to perform his/her duties as reasonably assigned by the Board. Certain of the foregoing definitions permit the Named Executive Officer to attempt to cure the grounds for cause.
- "Good Reason" means, the occurrence, without the Named Executive Officer's prior written consent, of any of the following events: (i) a material diminution in his/her authority, duties or responsibilities; (ii) a requirement that, in Mr. Lucia's case, he reports to an officer rather than to the Board and in the case of the other Named Executive Officer's, that they report to a new supervisor who has materially diminished authority, duties or responsibilities in comparison to his/her previous supervisor; (iii) a material reduction in the Named Executive Officer's base salary; (iv) the Company's requiring the Named Executive Officer to perform his principal services primarily in a geographic area more than 50 miles from both the Company's offices in Dallas, Texas and its principal headquarters in New York, New York (or such other place of primary employment for Mr. Lucia, to which Mr. Lucia has moved after March 1, 2011; and in the case of the other Named Executive Officers, such other place of primary employment at which they have agreed to provide such services); or (v) a material breach by the Company of any material provision of the Named Executive Officer's employment agreement. Good Reason is also subject to certain timing restrictions and our ability to cure the proposed Good Reason.
- "Change in Control" means:
  - the acquisition by an individual, entity or group (a "Person") of beneficial ownership of any capital stock of the Company if, after such acquisition, such Person beneficially owns 50.01% or more of either (x) the then-outstanding shares of Company common stock or (y) the combined voting power of the then-outstanding Company securities entitled to vote in the election of directors ; provided, however, that an acquisition from the Company or pursuant to a Business Combination (as defined below) that complies with subclauses (x) and (y) of clause (ii) will not be a Change in Control;
  - the consummation of a merger, consolidation, reorganization, recapitalization or share exchange involving the Company or a sale or other disposition of all or substantially all (i.e., in excess of 85%), of its assets (a "Business Combination"), unless, immediately thereafter (x) all or substantially all of the beneficial owners immediately prior to such Business Combination beneficially own more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities entitled to vote in the election of directors, respectively, of the resulting or acquiring corporation in substantially the same proportions as their initial ownership and (y) no Person beneficially owns 50.01%, or more, of the then-outstanding shares of common stock of the acquiring corporation, or of the combined voting power of the then-outstanding securities of such corporation entitled to vote in the election of directors (except if such ownership existed prior to the Business Combination); or

- a change in the composition of the Board that results, during any one year period, in the current directors (including directors subsequently elected by at least a majority of the Board, but excluding directors whose initial assumption of office occurred as a result of an actual or threatened election contest or similar circumstance) no longer constituting a majority of the Board, or the Board of a successor corporation.

Named Executive Officer and Type of Payment	Involuntary Termination	Resignation For Good Reason	Resignation For Good Reason Upon a Change in Control	Involuntary Termination Upon a Change in Control
W. C. Lucia, President & Chief Executive Officer[1][2]				
Cash severance	$1,300,000	$1,300,000	$1,300,000	$1,300,000
Bonus payment	$ 845,000	$ 845,000	$ 845,000	$ 845,000
Continued health insurance coverage	$ 5,948	$ 5,948	$ 5,948	$ 5,948
Restricted Stock[3]	—	—	$4,053,177	$4,053,177
Stock Options[4]	—	—	$2,678,872	$2,678,872
Total	$2,150,948	$2,150,948	$8,882,997	$8,882,997
W. D. Hosp, EVP, Chief Financial Officer & Chief Administrative Officer[5][6]				
Cash severance	$ 425,000	—	$ 425,000	$ 425,000
Continued health insurance coverage[7]	$ 11,983	—	$ 11,983	$ 11,983
Restricted Stock[3]	—	—	$3,008,966	$3,008,966
Stock Options[4]	—	—	$1,566,371	$1,566,371
Total	$ 436,983	—	$5,012,320	$5,012,320
S. Curtin, Executive Vice President & Chief Operations Officer[5][6]				
Cash severance	$ 400,000	—	$ 400,000	$ 400,000
Continued health insurance coverage[7]	$ 11,412	—	$ 11,412	$ 11,412
Restricted Stock[3]	—	—	$2,548,742	$2,548,742
Stock Options[4]	—	—	$2,828,329	$2,828,329
Total	$ 411,412	—	$5,788,483	$5,788,483
C. Dragonetti, EVP & Chief Development Officer[5][6]				
Cash severance	$ 400,000	—	$ 400,000	$ 400,000
Continued health insurance coverage[7]	$ 12,036	—	$ 12,036	$ 12,036
Restricted Stock[3]	—	—	$2,548,742	$2,548,742
Stock Options[4]	—	—	$1,488,878	$1,488,878
Total	$ 412,036	—	$4,449,656	$4,449,656
M. Perrin, EVP & Chief Business Officer[5][6]				
Cash severance	$ 400,000	—	$ 400,000	$ 400,000
Continued health insurance coverage[7]	$ 12,036	—	$ 12,036	$ 12,036
Restricted Stock[3]	—	—	$3,469,190	$3,469,190
Stock Options[4]	—	—	$1,566,371	$1,566,371
Total	$ 412,036	—	$5,447,597	$5,447,597

(1) If we terminate Mr. Lucia's employment without Cause or if his employment ceases because of his death or disability or if he terminates his employment with Good Reason, then provided Mr. Lucia executes a separation agreement and release and complies with certain restrictive covenants (as described under "Executive Employment Agreements") and confidentiality provisions contained in

his employment agreement, he will be entitled to receive cash severance in an amount equal to (i) 24 times his monthly base salary paid ratably in equal installments over a 24 month period, (ii) twice a bonus component that will vary depending upon whether the bonus for the year of termination is intended to be "performance-based" compensation and the performance is satisfied, in which case it will be paid when bonuses are paid to the Company's executive officers, or whether the bonus is under a different program, in which case it will be his target bonus and will be paid on the same schedule as (i) above, and (iii) continued health coverage for 24 months or until he becomes eligible for health coverage from another employer, whichever is earlier.

(2) If within 24 months following a Change in Control, Mr. Lucia's employment is terminated without Cause or he resigns for Good Reason, provided he executes a separation agreement and release and complies with certain restrictive covenants and confidentiality provisions contained in his employment agreement, he will receive the amounts set forth in (1)(i) and (1)(ii) above in a single lump sum payment, rather than in installments as applies outside of a Change in Control.

(3) Under the terms of our Restricted Stock Award Agreements, in the event a Named Executive Officer ceases to be employed by the Company by reason of death, disability or involuntarily by the Company (other than (i) for "cause" and (ii) for "cause" within 24 months of a Change of Control), the restricted stock awards held by such Named Executive Officer shall vest in full. In addition, the Compensation Committee has the discretion to accelerate vesting of the restricted stock in the event of a Change of Control. Under the terms of our Restricted Stock Unit Agreements, in the event a Named Executive Officer ceases to be employed by the Company by reason of death, disability or involuntarily by the Company other than for "cause" within 24 months following a Change in Control, all of the restricted stock units held by such Named Executive Officer shall become fully vested. The amounts presented in the table represent the market value of outstanding restricted stock awards and restricted stock units, which is determined based on the number of shares/units granted and the fair value of our common stock on December 31, 2011, which is the closing sales price per share of our common stock reported on The NASDAQ Global Select Market on that date ($31.98), less the consideration paid by the recipient for the award ($0.01 per share).

(4) Under the 2006 Stock Plan (assuming no contrary provisions in the award agreements/the 2006 Stock Plan), if a Named Executive Officer ceases to be employed by the Company by reason of involuntary termination without "cause" by the Company during the 24-month period following a Change of Control, the Named Executive Officer's outstanding options, which are not then exercisable and vested, shall become fully vested and exercisable. The numbers included in the table represent the value of the unvested portion of the Named Executive Officer's stock options, assuming accelerated vesting (calculated based on the excess of the closing market price of our common stock on December 31, 2011, over the exercise prices of such options).

(5) If we terminate the executive's employment without Cause, in connection with a Change in Control or otherwise, then provided he/she executes and does not revoke a separation agreement and release and complies with a separate Noncompetition, Nonsolicitation, Proprietary and Confidential Information Agreement executed in connection with his/her employment agreement (the "Restrictive Covenants Agreement"), he/she will be entitled to receive cash severance in an amount equal to 12 times his/her monthly base salary paid ratably in equal installments over a 12 month period.

(6) If within 24 months following a Change in Control, the Named Executive Officer's employment is terminated without Cause or he/she resigns for Good Reason, provided he/she executes a separation agreement and release and complies with the Restrictive Covenant Agreement, he/she will receive the amounts set forth in (5) above in a single lump sum payment, rather than in installments as applies outside of a Change in Control.

(7) In the event the Named Executive Officer is involuntarily terminated or involuntarily terminated upon a Change of control, provided he/she executes and does not revoke a severance agreement

and release, the Company will pay him/her a lump sum amount equal to 12 times the difference between the monthly COBRA coverage premium for the same type of medical and dental coverage (single, family, or other) he/she is receiving as of the date his/her employment ends and his/her then monthly employee contribution.

Executive Employment Agreements

See "*Potential Payments Upon Termination of Employment or Change in Control*" above for definitions of capitalized terms used below.

Agreement with William C. Lucia—President and Chief Executive Officer

On March 1, 2011, we entered into a new employment agreement with Mr. Lucia which provides for an employment term that expires on February 28, 2013. Under the terms of this agreement, Mr. Lucia receives an annualized base salary of $650,000. Mr. Lucia is eligible to receive bonus compensation from us in respect of each fiscal year (or portion thereof) during the term of his employment, in each case as may be determined by our Compensation Committee in its sole discretion on the basis of performance or such other criteria as may be established from time to time by the Compensation Committee in its sole discretion. Effective January 1, 2012, Mr. Lucia's targeted annual short-term (cash) incentive award opportunity was increased from 65% to 100% of his base salary.

If we terminate Mr. Lucia's employment without Cause, in connection with a Change in Control or otherwise, or if his employment ceases because of his death or disability or if he terminates his employment with Good Reason, then provided Mr. Lucia executes and does not revoke a separation agreement and release and complies with certain restrictive covenants (as described below) and confidentiality provisions contained in his employment agreement, he will be entitled to receive cash severance in an amount equal to (i) 24 times his monthly base salary paid ratably in equal installments over a 24 month period (unless his termination/resignation is in connection with a Change in Control, in which case the payment will be in a single lump sum), (ii) twice a bonus component that will vary depending upon whether the bonus for the year of termination is intended to be "performance-based" compensation and the performance is satisfied or whether the bonus is under a different program, in which case it will be his target bonus and will be paid on the same schedule as (i) above (unless his termination/resignation is in connection with a Change in Control, in which case the payment will be in a single lump sum), and (iii) continued health coverage for 24 months or until he becomes eligible for health coverage from another employer, whichever is earlier.

Under the terms of his employment agreement, for the 24 months following Mr. Lucia's termination, he is prohibited from: (i) directly or indirectly engaging in competition with or owning any interest in, performing any services for, participating in, or being connected with any business that is competitive with the business of the Company and its subsidiaries in the geographic region encompassing the service areas in which the Company or any of its subsidiaries conduct or had an established plan to conduct business at the time his employment terminates, (ii) directly or indirectly inducing or attempting to induce any employee of the Company or its subsidiaries to leave the employ of the Company and (iii) directly or indirectly hiring, engaging or working with any supplier, contractor or other business relation of the Company or its subsidiaries if such action would be known by him to have a material adverse effect on the Company's business or materially interfere with the Company's relationship with that person/entity.

Agreements with Other Named Executive Officers

In April 2011, we entered into employment agreements that are at-will, subject to certain notice and/or severance provisions with each of Messrs. Curtin and Hosp and Mses. Dragonetti and Perrin. The agreements set forth the annualized base salary for the Named Executive Officer, which is currently $425,000 for Mr. Hosp and $400,000 for Mr. Curtin and Mses. Dragonetti and Perrin. In

addition, under the terms of these agreements, these Named Executive Officers are eligible to receive bonus compensation from us in respect of each fiscal year (or portion thereof) during the term of his/her employment, in each case as may be determined by our Compensation Committee in its sole discretion on the basis of such performance-based or other criteria as it determines appropriate. Effective January 1, 2012, the targeted annual short-term (cash) incentive award opportunity for Mr. Hosp and Lucia and Mses. Dragonetti and Perrin was increased from 50% to 65% of his/her base salary.

If we terminate these executive's employment without Cause, in connection with a Change in Control or otherwise, then provided he/she executes and does not revoke a separation agreement and release and complies with the Restrictive Covenants Agreement, he/she will be entitled to receive (i) cash severance in an amount equal to 12 times his/her monthly base salary paid ratably in equal installments over a 12 month period and (ii) a lump sum amount equal to 12 times the difference between the monthly COBRA coverage premium for the same type of medical and dental coverage the executive is receiving as of the date his/her employment ends and his/her then monthly employee contribution, which amount may be used for any purpose. If within 24 months following a Change in Control, the Named Executive Officer's employment is terminated without Cause or he/she resigns for Good Reason, provided he/she executes a separation agreement and release and complies with the Restrictive Covenants Agreement, he/she will receive the amounts set forth in (i) above in a single lump sum payment, rather than in installments as applies outside of a Change in Control.

Under the terms of the Restrictive Covenants Agreement, for the 12 months following the termination of his/her employment for any reason, the Named Executive Officer is generally prohibited from: (i) engaging or assisting others in engaging in any business or enterprise in the United States that competes with the Company's business or competes with any product or service actually or planned to be developed by the Company while he/she was employed by the Company, (ii) soliciting or diverting or attempting to solicit or divert the business of any of the Company's current or prospective clients, (iii) soliciting, recruiting or inducing or attempting to solicit, recruit or induce any Company employee or independent contractor to leave the Company's service, (iv) soliciting, recruiting, hiring or engaging, or attempt to solicit, recruit, hire or engage as an employee or independent contractor any individual whom the Company employed while the Named Executive Officer was employed by the Company and (v) disclosing or utilizing for the benefit of any entity other than the Company, any system or product development ideas discussed/explored, even if not implemented, during the Named Executive Officer's employment with the Company. The Restrictive Covenants Agreement also sets forth certain obligations with respect to proprietary and confidential information and developments and inventions.

REPORT OF COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors (the "Board") of HMS Holdings Corp. (the "Company") has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011 or Proxy Statement for its 2012 Annual Shareholder's Meeting, as applicable.

By the Compensation Committee of the Board of Directors of HMS Holdings Corp.

Richard H. Stowe, *Chair*
James T. Kelly

The information contained in the Compensation Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as

amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in such filing.

Director Compensation

General

A director who is one of our employees receives no additional cash compensation for his or her services as a director or as a member of a committee of our Board of Directors. A director who is not one of our employees (a non-employee director) receives cash compensation for his or her services as described below. All cash compensation, unless deferred, is paid at the end of each quarter. All of our directors are reimbursed for reasonable expenses incurred in connection with attendance at meetings of the Board of Directors or its committees.

Non-Employee Board Member Retainer

Each non-employee director receives a quarterly retainer for service as a director, which is fixed from time to time by resolution of the Board and which may be deferred in whole or in part under the Director Deferred Compensation Plan (described below). The quarterly retainer is currently $8,750 per quarter, or $35,000 annually.

Committee Chair Retainer

Each Committee Chair receives a quarterly retainer of $2,500, or $10,000 annually, which may be deferred in whole or in part under the Director Deferred Compensation Plan.

Equity Awards

Each of our non-employee directors is eligible to receive an annual equity award, the value of which is fixed from time to time by resolution of the Board. In July 2010, the Board approved an annual grant to each of our non-employee directors of non-qualified stock options and restricted stock units (on an "equal number of units basis") with an aggregate value of $80,000, with the actual number of stock options and restricted stock units to be calculated based on the grant date fair value computed in accordance with FASB guidance on stock-based compensation, except that no assumption for forfeitures would be included.

On October 1, 2011, each of our non-employee directors was granted a non-qualified stock option to purchase 2,554 shares of our common stock and 2,554 restricted stock units. Both of these grants vest quarterly, in equal installments, over a one year period, with the first quarter vesting on December 31, 2011.

Non-Employee Chairman of the Board Quarterly Retainer

In July 2010, the Board approved the following compensation package for a non-employee Chairman of the Board: (i) annual cash retainer of $41,000 and (ii) equity compensation consisting of a grant of non-qualified stock options and restricted stock units (on an "equal number of units basis") with an aggregate value of $94,000, which would be granted on October 1 of each year and which would vest quarterly over a one year period commencing on the date of grant. The actual number of stock options and restricted stock units to be calculated based on the grant date fair value computed in accordance with FASB guidance on stock-based compensation, except that no assumption for forfeitures would be included.

On October 1, 2011, Mr. Holster was granted a non-qualified stock option to purchase 3,001 shares of our common stock and 3,001 restricted stock units. Both of these grants vest quarterly, in equal installments, over a one year period, with the first quarter vesting on December 31, 2011.

Director Deferred Compensation Plan

Each of our non-employee directors is eligible to participate in our Director Deferred Compensation Plan, under which the non-employee director may elect to defer all or part of his or her Board of Director fees and annual restricted stock unit grants until the termination of his or her service as a member of the Board for any reason. The amount of any cash compensation deferred by a non-employee director is converted into a number of stock units, determined based upon the closing price of our common stock on the NASDAQ Global Select Market on the date such fees would otherwise have been payable and is credited to a deferred compensation account maintained in his or her name. Deferred restricted stock unit grants are converted on a share-for-share basis on the date such restricted stock units would otherwise have been payable and also credited to the non-employee director's account. The account will be credited with additional stock units, also based on such average market value, upon the payment date for any dividends declared on our common stock. Upon a director's termination of service on our Board, the amounts accumulated in the deferred compensation account will be distributed in the form of common stock under the 2006 Stock Plan equal to the number of whole stock units in the account and cash in lieu of any fractional shares.

The following table sets forth the deferred stock units held by our non-employee directors as of December 31, 2011.

Name	Deferred Stock Units
Robert M. Holster	8,354
James T. Kelly	5,353
William F. Miller III	2,675
William S. Mosakowski	—
Ellen A. Rudnick	2,675
Bart M. Schwartz	3,770
Michael A. Stocker, M.D.	—
Richard H. Stowe	7,553

2011 Director Compensation

The following table sets forth compensation earned and paid, as of December 31, 2011, to each of our non-employee directors and Mr. Holster, for service as a director during 2011.

Name(1)	Fees Earned or Paid in Cash(2)	Stock Awards ($)(3)	Option Awards(4)	Total
Robert M. Holster	$76,000	$127,487	$46,532	$250,019
James T. Kelly	$35,000	$ 58,614	$21,394	$115,008
William F. Miller III	$35,000	$ 58,614	$21,394	$115,008
William S. Mosakowski	$35,000	$ 58,614	$21,394	$115,008
Ellen A. Rudnick	$45,000	$ 58,614	$21,394	$125,008
Bart M. Schwartz	$45,000	$ 58,614	$21,394	$125,008
Michael A. Stocker, M.D.	$45,000	$ 58,614	$21,394	$125,008
Richard H. Stowe	$45,000	$ 58,614	$21,394	$125,008

(1) The number of unexercised stock options outstanding as of December 31, 2011 held by the directors named in the above table was as follows: Mr. Holster (107,654), Mr. Kelly (65,653), Mr. Miller (45,703), Mr. Mosakowski (61,903), Ms. Rudnick (145,653), Mr. Schwartz (5,353), Dr. Stocker (61,903) and Mr. Stowe (200,653). The number of restricted stock units outstanding as of December 31, 2011 held by the directors named in the above table was as follows: Mr. Holster (8,354), Mr. Kelly (5,353), Mr. Miller (3,633), Mr. Mosakowski (1,915), Ms. Rudnick (3,633), Mr. Schwartz (4,728), Dr. Stocker (1,915) and Mr. Stowe (7,553). See footnote 2 for information regarding the deferral of these restricted stock units by some of our directors.

(2) Includes the value of fully vested deferred stock units received in lieu of all or a specified portion of the non-employee director's quarterly cash retainer based on the fair market value of the underlying shares on the date the quarterly cash retainer would otherwise have been paid. Based on his prior election by each director, for the year ended December 31, 2011, Mr. Stowe received 1,681 deferred stock units with a value of $45,000 and Mr. Schwartz received 837deferred stock units with a value of $22,500.

(3) On October 1, 2011, Mr. Holster was granted 5,555 restricted stock units. All other non-employee directors, were granted 2,554 restricted stock units. Pursuant to our 2010 Director Deferred Compensation Plan, Mr. Holster elected to defer 5,555 restricted stock units, Mr. Kelly elected to defer 2,554 restricted stock units, Mr. Stowe elected to defer 2,554 restricted stock units, Ms. Rudnick elected to defer 1,277 restricted stock units, Mr. Schwartz elected to defer 1,277 restricted stock units and Mr. Miller elected to defer 1,277 restricted stock units. The restricted stock units vest quarterly, with the first quarter vesting on December 31, 2011. The amounts in this column represent the grant date fair value of the restricted stock units granted on October 1, 2011 computed in accordance with FASB guidance on stock-based compensation. The relevant assumptions made in the valuations may be found in Note 10 of the Notes to Consolidated Financial Statements in our 2011 Annual Report on Form 10-K. These amounts do not correspond to the actual value that may be realized by the directors with respect to these awards.

(4) On October 1, 2011, Mr. Holster, was granted a non-qualified stock option to purchase 5,555 shares of common stock. All other non-employee directors, were granted a non-qualified stock option to purchase 2,554 shares of common stock. The stock options vest quarterly, with the first quarter vesting on December 31, 2011. The amounts in this column represent the grant date fair value of that stock option grant computed in accordance with FASB guidance on stock-based compensation. The relevant assumptions made in the valuations may be found in Note 10 of the Notes to Consolidated Financial Statements in our 2011 Annual Report on Form 10-K. These amounts do not correspond to the actual value that may be realized by the directors with respect to these awards.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2011, the members of our Compensation Committee were Richard H. Stowe, William F. Miller III (from January 2011 to March 2012) and James T. Kelly. Mr. Miller served as the Chief Executive Officer of the Company from October 2000 to April 2005 and as an officer of the Company through December 2007. Neither of Messrs. Stowe or Kelly has ever been an officer or employee of the Company. None of the members of the Compensation Committee had a related person transaction involving the Company during the year ended December 31, 2011. During 2011, none of our executive officers (i) served as a member of the board of directors or compensation committee (or equivalent entity) of any other entity that had one or more of its executive officers serving as a member of our Compensation Committee or (ii) served as a member of the compensation committee (or equivalent entity) of any other entity that had one or more of its executive officers serving as a member of our Board of Directors.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Equity Compensation Plan Information

The following table summarizes information about our equity compensation plans as of December 31, 2011. For additional information about our equity compensation plans see Note 10 of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders(1)	6,205,434	$11.70	8,837,942
Equity compensation plans not approved by shareholders(2)	210,000	$ 6.13	—
HDI plans not approved by shareholders(3)	677,449	$10.92	158,612
Total	7,092,883		

(1) This includes stock options to purchase common stock granted under our 1999 Plan and the 2006 Stock Plan and restricted stock awards and restricted stock units granted under the 2006 Stock Plan.

(2) Options outstanding under plans not approved by the shareholders include: (i) 30,000 options granted in September 2006 to four former senior executives of BSPA in connection with their joining us, and (ii) 180,000 options granted in July 2007 to Walter D. Hosp, our Chief Financial Officer, under the terms of his employment agreement.

(3) Includes options to purchase common stock granted under the HDI Holdings, Inc. Amended 2011 Stock Option and Stock Issuance Plan and the HealthDataInsights, Inc. Amended 2004 Stock Option/Stock Issuance Plan, which were assumed in connection with our acquisition of HDI.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of April 15, 2012 by (i) each of our non-employee directors, (ii) Messrs. Lucia, Hosp and Curtin and Mses. Dragonetti and Perrin, whom we refer to as our Named Executive Officers, (iii) all of our directors and current executive officers as a group and (iv) each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of our common stock.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. This information does not necessarily indicate beneficial ownership for any other purpose. Under the SEC rules, beneficial ownership includes any shares as to which an entity or individual has sole or shared voting power or investment power and also any shares that the entity or individual has the right to acquire as of June 14, 2012 (60 days after April 15, 2012) through the exercise of stock options. Beneficial ownership includes all shares of restricted stock held by an entity or individual, whether or not vested, but excludes options or other rights vesting after June 14, 2012.

Percentage of beneficial ownership is based on 86,356,843 shares of common stock outstanding as of April 15, 2012. For each individual and group included in the table below, percentage ownership is calculated by dividing the number of shares beneficially owned by such entity or individual by the sum of the shares of common stock outstanding on April 15, 2012 and the number of shares of common stock that such entity or individual had the right to acquire as of June 14, 2012.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each shareholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person's spouse. Unless otherwise noted below, the address of each person listed on the table is c/o HMS Holdings Corp., 401 Park Avenue South, New York, NY 10016.

	Shares Beneficially Owned				
Name of Beneficial Owner	Shares	Vested Deferred Stock Units(1)	Stock Awards	Shares Acquirable Within 60 Days	Percent (%)
Directors					
Robert M. Holster(2)	176,974	5,575	—	104,877	*
James T. Kelly	—	4,075	—	64,377	*
William C. Lucia	127,236	—	82,938(3)	571,000	*
William F. Miller(4)	196,575	2,036	—	44,427	*
William S. Mosakowski	4,077	—	—	60,627	*
Ellen A. Rudnick	12,437	638	—	145,775	*
Bart M. Schwartz	4,289	3,310	—	4,077	*
Michael A. Stocker M.D.	4,077	—	—	60,627	*
Richard H. Stowe	—	6,634	—	199,377	*
Named Executive Officers					
Sean Curtin	1,738	—	50,610(5)	15,500	*
Christina Dragonetti	100,995	—	50,493(6)	232,429	*
Walter D. Hosp	28,947	—	67,371(7)	279,000	*
Maria Perrin	—	—	47,970(8)	102,459	*
All current directors and executive officers as a group (18 persons)(9)	657,461	22,268	299,382	1,954,338	

(*) Less than 1% of outstanding shares

(1) Reflects the number of vested deferred stock units credited, as of April 15, 2012, to the account of each non-employee Director participating in the Company's Director Deferred Compensation Plan.

Un-vested deferred stock units do not have voting power and are payable solely in shares of Company common stock upon the termination of a director's service as a member of the Board for any reason.

(2) Includes 6,000 shares of common stock held by Mr. Holster's spouse and 200,000 shares held in an irrevocable trust for the benefit of Mr. Holster's children and grandchildren. Mr. Holster's spouse is trustee of the trust. Mr. Holster disclaims beneficial ownership of the shares held by the trust.

(3) Includes 82,938 restricted stock awards granted on February 19, 2009, of which 23,985 vest on February 19, 2013 and the remainder vest on February 19, 2014.

(4) Includes 12,000 shares of common stock owned by members of Mr. Miller's family. Mr. Miller disclaims beneficial ownership of the shares of common stock held by his family.

(5) Includes 50,610 restricted stock awards granted on February 19, 2009, of which 14,391 vest on February 19, 2013 and remainder vests on February 19, 2014.

(6) Includes 50,493 restricted stock awards granted on February 19, 2009, of which 14,391 vest on February 19, 2013 and remainder vests on February 19, 2014.

(7) Includes 1,000 shares of common stock jointly owned by Mr. Hosp and his spouse and 67,371 restricted stock awards granted on February 19, 2009, of which 19,188 vest on February 19, 2013 and remainder vests on February 19, 2014.

(8) Includes 47,970 restricted stock awards granted on February 19, 2009, of which 23,985 vests on February 19, 2013 and remainder vests on February 19, 2014.

(9) Consists of: All Directors, Named Executive Officers, and Mses. Benko, Marshall, Nustad, South and Messr. Singh.

Based on review of filings with the Securities and Exchange Commission and review of shareholders of record, the company has determined that the following entities hold more than 5% of the outstanding shares of HMS Holdings Corp.

Name	Shares	Percent of Class
T. Rowe Price Associates, Inc.[1]	4,859,658	5.70
BlackRock, Inc.[2]	6,101,241	7.17
FMR, LLC[3]	4,674,900	5.49
William Blair & Co.[4]	4,958,207	5.83

(1) In a Schedule 13G filed with the SEC on February 10, 2012, T. Rowe Price Associates, Inc. ("Price Associates") reported that Price Associates has sole voting power over 907,731 shares and sole dispositive power over 4,859,658 shares. These securities are owned by various individual and institutional investors which Price Associates serves as an investment adviser with power to direct investments and/or sole power to vote the securities. For the purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. Price Associates' principal business address is 100 E. Pratt Street, Baltimore, Maryland 21202.

(2) In a Schedule 13G/A filed with the SEC on February 13, 2012, BlackRock, Inc. reported it has sole voting and dispositive power over 6,101,241 shares of our common stock. The Schedule 13G/A was filed on BlackRock's behalf and on behalf of its subsidiaries, BlackRock Japan Co. Ltd; BlackRock Institutional Trust Company, N.A; BlackRock Fund Advisors; BlackRock Asset Management Canada Limited; BlackRock Asset Management

Australia Limited; BlackRock Advisors, LLC; BlackRock Capital Management, Inc.; and BlackRock International Limited. BlackRock's principal business address is 40 East 52nd Street, New York, NY 10022.

(3) In a Schedule 13G/A filed with the SEC on February 14, 2012, FMR, LLC reported that it beneficially owns 4,674,900 shares of our common stock, of which it has sole voting power over 5,500 shares and sole dispositive power over 4,674,900 shares. Fidelity Management & Research Company, or Fidelity, with its principal address at 82 Devonshire Street, Boston, Massachusetts 02109, is a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Fidelity is the beneficial owner of 4,674,900 shares of our common stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity and the funds each has sole power to dispose of the 4,674,900 shares owned by the funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

(4) In a Schedule 13G/A filed with the SEC on January 30, 2012, William Blair & Co. reported it has sole voting and dispositive power over 4,958,207 shares of our common stock. William Blair's principal business address is 222 W. Adams, Chicago, IL 60606.

Item 13. Certain Relationships and Related Transactions and Director Independence.

(a) Public Consulting Group, Inc.

William C. Mosakowski, one of our directors, is the President, Chief Executive Officer, controlling stockholder and a member of the Board of Directors of Public Consulting Group, Inc., or PCG. Since our acquisition of BSPA in 2006, we have entered into subcontractor agreements with PCG, pursuant to which we provide cost containment services. In July 2011, we entered into (i) an agreement that amends and supplements the Master Teaming and Non Compete Agreements with PCG, dated September 13, 2006, and (ii) a Supplementary Medicaid RAC Contract Teaming and Confidentiality with PCG.

Under the terms of the Amended Teaming Agreement the companies (i) are each obligated to make the other its exclusive subcontractor for certain services, (ii) have agreed to work together to prepare and submit bids on certain projects and (iii) have each agreed to use commercially reasonable efforts to identify and promote cross-selling opportunities for the other. In addition, we have each agreed to a non-compete provision with respect to specific services (excluding ongoing or pre-established projects or contracts) designated in the Amended Teaming Agreement as exclusive to the other in certain identified markets. Under the terms of the Supplemental RAC Agreement, we have each agreed to use our best efforts to work in partnership to secure Medicaid RAC services contracts and to involve the other party in the scope of work under any future RAC contract won by the first company as a prime contractor. In addition, we have agreed to take certain measures to promote or facilitate the potential inclusion of PCG in RAC work under contracts that we have already secured.

For the year ended December 31, 2011, we recognized $1.5 million as revenue under subcontractor agreements with PCG and had $0.4 million in accounts receivable outstanding.

In connection with the BSPA acquisition, we entered into an Intercompany Services Agreement (ISA) with PCG to allow each party to perform services for the other, such as information technology support and contractual transition services. Services performed under the ISA are billed at pre-determined rates specified in the ISA. For the year ended December 31, 2011 services rendered by PCG to us under the ISA were valued at approximately $175,000 and services we rendered to PCG were valued at approximately $67,000.

Since the BSPA acquisition, amounts collected by or paid on our behalf by PCG are reimbursed to PCG at cost. For the year ended December 31, 2011, we owed to PCG $37,000, which was classified as a current liability on our consolidated balance sheets on our 2011 Form 10-K.

The Audit Committee has reviewed and approved the transactions involving Mr. Mosakowski.

(b) Family Relationships

William S. Benko, the spouse of Andrea Benko, an Executive Vice President of the Company and President of our wholly-owned subsidiary HealthDataInsights, Inc. (HDI), currently serves as a Corporate Vice President of the Company and Senior Vice President of HDI. In connection with our acquisition of HDI, we entered into an at-will employment agreement dated December 16, 2011 with Mr. Benko, subject to certain notice and/or severance provisions. Under the terms of this agreement, Mr. Benko receives an annualized base salary of $200,000 and is eligible to receive bonus compensation from us in respect of each fiscal year (or portion thereof) during the term of his employment, in each case as may be determined by his supervisor in his/her sole discretion on the basis of such performance-based or other criteria as he/she determines appropriate. Under the terms of the agreement, Mr. Benko has a target bonus of 40% of his base salary. On December 21, 2011, Mr. Benko was granted a non-qualified stock option to purchase 8,561 shares of our common stock at a purchase price per share of $31.37. In addition on December 21, 2011 Mr. Benko was awarded 3,187 restricted stock units, based on the closing price of our common stock of $31.37 on the NASDAQ Global Select Market on that date. The non-qualified stock options and restricted stock units vest in 25% increments, with the first 25% vesting on the first anniversary of the grant date and the remainder vesting ratably on the second, third and fourth anniversaries of the grant date.

Mr. Benko also entered into a Noncompetition, Nonsolicitation, Proprietary and Confidential Information and Developments Agreement with us, substantially in the same form as the agreement entered into by our Named Executive Officers, but which also includes a two-year (from the date of our acquisition of HDI) noncompetition and nonsolicitation agreement.

The terms of Mr. Benko's employment were approved in connection with our acquisition of HDI and will be annually reviewed by our Compensation and Audit Committees.

(c) Review and Approval of Related Person Transactions

The Audit Committee's Charter provides that the Audit Committee shall review all related person transactions on an ongoing basis and that all such transactions must be approved by the Audit Committee.

Our Audit Committee has not adopted any written policies or procedures governing the review, approval or ratification of related person transactions. The Audit Committee's practice is to evaluate whether a related person (as defined in Item 404 of Regulation S-K) will have a direct or indirect interest in a transaction in which the Company may be a party. Where the Audit Committee determines that such proposed transaction involves a related person, the Audit Committee reviews any and all information it deems necessary and appropriate to evaluate the fairness of the transaction to us and our shareholders (other than the interested person involved in such transaction), and may consider among other things, the following factors: the related person's relationship to us and direct or indirect interest in the transaction, both objective (for example, the dollar amount of the related person's interest) and subjective (for example, any personal benefit not capable of quantification); whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances; if applicable, the availability of other sources of comparable products or services; the benefits to us of the proposed interested transaction; and the impact on a director's independence in the event the related person is a director, an "associated person" of a director or an entity in which a director is a partner, member, shareholder or officer.

If the Audit Committee decides not to approve a transaction, the Audit Committee will notify our President and Chief Executive Officer and Chief Financial Officer, who will ensure that the transaction is not consummated.

Board Determination of Independence

Under Rule 5605(a)(2) of the NASDAQ Stock Market, Inc. Marketplace Rules (the "NASDAQ Marketplace Rules"), a director will only qualify as an "independent director" if, in the opinion of our Board of Directors, that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Based on its review of the applicable independence standards and answers to annual questionnaires completed by the directors, our Board of Directors has determined that each of Ms. Rudnick, Dr. Stocker and Messrs. Kelly, Miller, Schwartz and Stowe is an "independent director" as defined under the NASDAQ Marketplace Rules.

The Board of Directors has the following standing committees: Audit Committee, Compensation Committee, Compliance Committee and Nominating Committee, each of which is composed entirely of independent directors, as defined under the NASDAQ Marketplace Rules.

Item 14. Principal Accounting Fees and Services.

Fees of Independent Registered Public Accountants during Fiscal Years 2011 and 2010

In addition to retaining KPMG to audit our financial statements, from time to time, we engage KPMG to perform other services. The following table sets forth the aggregate fees billed by KPMG in

connection with the services rendered during the past two fiscal years. All fees set forth below were approved by the Audit Committee of the Board of Directors.

Type of Fee	2011	2010
Audit Fees[(1)]	$510,000	$580,000
Audit-Related Fees	—	—
Tax Fees[(2)]	254,449	125,805
All Other Fees[(3)]	136,200	226,272
Total Fees for Services Provided	**$900,649**	**$932,077**

(1) Audit fees represent fees for professional services rendered for the audit of our consolidated financial statements, review of interim financial statements and services normally provided by the independent registered public accounting firm in connection with regulatory filings, including registration statements.

(2) Represents fees for tax services, including tax compliance, tax advice and tax planning provided during the ordinary course of operations and tax services related to our acquisition of the office building in Irving, Texas.

(3) Represents fees related to the acquisition of HDI Holdings, Inc. in 2011 and fees related to a review of a data conversion project in 2010.

Audit Committee Pre-Approval Policies and Procedures

In accordance with its Charter, the Audit Committee pre-approves all audit and permissible non-audit services provided by our independent registered public accounting firm.

Prior to the annual engagement of our independent registered public accounting firm, the Audit Committee pre-approves all services to be provided. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services. In such circumstances, our senior management seeks approval of the non-audit services that it recommends the Audit Committee engage the independent registered public accounting firm to provide for the fiscal year. A budget, estimating the specific non-audit service spending for the fiscal year, will be provided to the Audit Committee along with the request. The Audit Committee will be informed routinely as to the non-audit services actually provided by the independent auditor pursuant to this pre-approval process.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

HMS Holdings Corp.
(Registrant)

By: /s/ WILLIAM C. LUCIA

William C. Lucia
Chief Executive Officer
(Principal Executive Officer and Duly Authorized Officer)

Date: April 30, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ ROBERT M. HOLSTER Robert M. Holster	Chairman, Board of Directors	April 30, 2012
/s/ WILLIAM C. LUCIA William C. Lucia	Chief Executive Officer, Director (Principal Executive Officer)	April 30, 2012
/s/ WALTER D. HOSP Walter D. Hosp	Chief Financial Officer (Principal Financial Officer)	April 30, 2012
/s/ JOSEPH M. DONABAUER Joseph M. Donabauer	Vice President & Controller (Principal Accounting Officer)	April 30, 2012
/s/ JAMES T. KELLY James T. Kelly	Director	April 30, 2012
/s/ WILLIAM F. MILLER III William F. Miller III	Director	April 30, 2012

Signatures	Title	Date
/s/ WILLIAM S. MOSAKOWSKI William S. Mosakowski	Director	April 30, 2012
/s/ ELLEN A. RUDNICK Ellen A. Rudnick	Director	April 30, 2012
/s/ BART M. SCHWARTZ Bart M. Schwartz	Director	April 30, 2012
/s/ MICHAEL A. STOCKER, M.D. Michael A. Stocker, M.D.	Director	April 30, 2012
/s/ RICHARD H. STOWE Richard H. Stowe	Director	April 30, 2012

HMS Holdings Corp. and Subsidiaries
Exhibit Index

Where an exhibit is filed by incorporation by reference to a previously filed registration statement or report, such registration statement or report is identified after the description of the exhibit.

Exhibit Number	Description
10.64†	Employment Agreement between Sean Curtin and HMS Holdings Corp. dated as of April 30, 2012.
10.65†	Employment Agreement between Christina Dragonetti and HMS Holdings Corp. dated as of April 30, 2012.
10.66†	Employment Agreement between Maria Perrin and HMS Holdings Corp. dated as of April 30, 2012.
10.67†	Employment Agreement between Walter Hosp and HMS Holdings Corp. dated as of April 30, 2012.
10.68†	Form of February 2011 Employee Restricted Stock Unit Agreement.
31.3*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer of HMS Holdings Corp., as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.4*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Financial Officer of HMS Holdings Corp., as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

† Indicates a management contract or compensatory plan, contract or arrangement

(This page has been left blank intentionally.)

Board of Directors:

Robert M. Holster
Chairman of the Board
HMS Holdings Corp.

James T. Kelly
Private Investor and former Chairman and CEO
Lincare Holdings, Inc.

William C. Lucia
President and Chief Executive Officer
HMS Holdings Corp.

William F. Miller III
Partner, Highlander Partners and former Chairman and CEO, HMS Holdings Corp.

William S. Mosakowski
President, CEO and Director
Public Consulting Group, Inc.

Ellen A. Rudnick
Executive Director
Polsky Center for Entrepreneurship
University of Chicago Booth School of Business

Bart M. Schwartz
Chairman and Chief Executive Officer
SolutionPoint International LLC

Michael A. Stocker, M.D.
Private Investor and former CEO
Empire Blue Cross Blue Shield

Richard H. Stowe
General Partner
Health Enterprise Partners LLP

Executive Officers:

William C. Lucia
President and Chief Executive Officer
HMS Holdings Corp.

Walter D. Hosp
Executive Vice President, Chief Financial Officer and Chief Administrative Officer

Andrea Benko
Executive Vice President and President of HDI

Sean Curtin
Executive Vice President and Chief Operations Officer

Christina Dragonetti
Executive Vice President and Chief Development Officer

Jzaneen Lalani
Senior Vice President and Chief Corporate Counsel

Edith Marshall
Senior Vice President and Chief Counsel

Cynthia Nustad
Senior Vice President and Chief Information Officer

Maria Perrin
Executive Vice President and Chief Business Officer

Ronald Singh
Executive Vice President of Commercial Markets

Tracy South
Senior Vice President, Human Resources

Corporate Headquarters:
401 Park Avenue South
New York, NY 10016
Tel. 212.857.5000
Fax. 212.857.5004

Other Offices:
Albany, NY
Alhambra, CA
Alpharetta, GA
Anchorage, AK
Atlanta, GA
Austin, TX
Boise, ID
Charleston, WV
Charlestown, MA
Charlotte, NC
Columbia, MD
Columbia, SC
Columbus, OH
Culver City, CA
Des Moines, IA
East Lansing, MI
East Windsor, NJ
Fountain Valley, CA
Frankfort, KY
Hamilton, NJ
Harrisburg, PA
Indianapolis, IN
Irving, TX
Jeffersonville, IN
Jackson, MS
Lakewood, CO
Las Vegas, NV
Lemoyne, PA
Mercerville, NJ
Miramar, FL
Nashville, TN
Omaha, NE
Orlando, FL
Phoenix, AZ
Raleigh, NC
Reno, NV
Sacramento, CA
Santa Ana, CA
Santa Fe, NM
Tallahassee, FL
Topeka, KS
Washington, DC
Westerville, OH
Windsor, CT

Form 10-K Report/Quarterly Reporting
The Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is included as part of this Annual Report. Copies of the Company's quarterly earnings results and additional copies of the Form 10-K are available on the Internet at http://investor.hms.com/sec.cfm or upon request from our Office of Investor Relations, telephone 212.857.5986.

Stock Registrar and Transfer Agent
Common stock of HMS Holdings Corp. is traded on the NASDAQ Stock Exchange under the symbol HMSY. Questions with regard to registered shares of HMSY should be sent in writing to: Broadridge Corporate Issuer Solutions, 1717 Arch Street, Suite 1300 Philadelphia, PA 19103. Phone: (855) 418-5059. Email: shareholder@broadridge.com.